UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
 XXX THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____

Commission file number 0-28816

RICHMONT MINES INC.

(Exact name of Registrant as specified in its charter)

Quebec, Canada
(Jurisdiction of incorporation or organization)

110, Avenue Principale, Rouyn-Noranda, Quebec J9X 4P2
(Address of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of each Class	**Name of each Exchange on which Registered**
Common Stock, no par value	American Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 16,073,653

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of *the Securities Exchange Act* of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.

Yes XXX No ___

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 XXX Item 18___

TABLE OF CONTENTS

Page

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS 2

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.......................................2

ITEM 3. KEY INFORMATION...2

ITEM 4. INFORMATION ON THE COMPANY. 8

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS 39

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES 44

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS. 51

ITEM 8. FINANCIAL INFORMATION...52

ITEM 9. THE OFFER AND LISTING 53

ITEM 10. ADDITIONAL INFORMATION 56

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE
ABOUT MARKET RISK...67

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES 67

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES 68

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF
SECURITY HOLDERS AND USE OF PROCEEDS 68

ITEM 15. CONTROLS AND PROCEDURES..68

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT 68

ITEM 16B. CODE OF ETHICS..68

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES......................................68

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT
COMMITTEES...69

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER
AND AFFILIATED PURCHASERS 69

ITEM 17. CONSOLIDATED FINANCIAL STATEMENTS..69

ITEM 18. CONSOLIDATED FINANCIAL STATEMENTS..70

ITEM 19. EXHIBITS...71

This Annual Report includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements other than statements of historical facts included in this Annual Report, including, without limitation, those regarding the Company's financial position, business strategy, budgets, reserve estimates, development and exploitation opportunities and projects, classification of reserves, and plans and objectives of management for future operations, are forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed under "Risk Factors" and elsewhere in this Annual Report including, without limitation, in conjunction with the forward-looking statements included in this Annual Report.

ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.   KEY INFORMATION

A.   Selected Financial Data

The selected financial data of Richmont Mines Inc. (consolidated with its wholly-owned subsidiary, Camflo Mill Inc., and its majority-owned subsidiary, Louvem Mines, Inc., "Richmont" or the "Company") set forth below are derived from the consolidated financial statements of the Company which have been audited by KPMG LLP, Chartered Accountants, as indicated in their independent auditor's report which is included elsewhere in this Annual Report.

The selected financial data was extracted from the more detailed consolidated financial statements and related notes included herein and should be read in conjunction with such consolidated financial statements and with the information appearing under the heading "item 5 – Operating and Financial Review and Prospects."

The Company's consolidated financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles ("Canadian GAAP"). Reference is made to notes to the consolidated financial statements of the Company included herein for a discussion of the material differences between Canadian GAAP and U.S. GAAP, and their effect on the Company's consolidated financial statements.

Herein, all references to "$" and "CDN$" refer to Canadian Dollars and all references to "US$" refer to United States Dollars.

The information contained in this Form 20-F is current as at December 31, 2003, except where a different date is specified.

The Company has not declared or paid any dividends on its capital stock during the past five years.

Selected Financial Data
(Canadian GAAP)

	Year Ended December 31				
	(thousands of Canadian dollars except per share data)				
	2003	2002	2001	2000	1999
		(Restated)	*(Restated)*	*(Restated)*	*(Restated)*
Total revenues	**50,309**	51,776	35,044	34,792	34,778
Net earnings (loss)	**5,035**	7,073	1,284	(2,882)	(8,441)
Net earnings (loss) per share					
Basic	**0.32**	0.46	0.09	(0.19)	(0.55)
Diluted	**0.31**	0.45	0.09	(0.19)	(0.55)
Total assets	**53,495**	46,039	33,009	32,579	35,004
Long-term debt	**-**	-	-	-	-
Working capital	**31,184**	29,756	14,287	13,780	11,992
Shareholders' equity					
Total	**43,608**	37,149	26,493	25,216	28,896
Per share	**2.74**	2.42	1.76	1.66	1.87
Capital stock	**28,189**	26,740	24,969	24,978	25,560
Number of outstanding common shares end of period	**16,074**	15,747	15,051	15,057	15,407

Selected Financial Data
(thousands of Canadian dollars except per share data)
(U.S. GAAP Reconciliation)

	Year Ended December 31				
	2003	2002	2001	2000	1999
		(Restated)	*(Restated)*	*(Restated)*	*(Restated)*
Net Income (loss)	**4,820**	8,918	1,056	(3,664)	(6,316)
Net earnings (loss) per share					
Basic	**0.30**	0.58	0.07	(0.24)	(0.41)
Diluted	**0.29**	0.56	0.07	(0.24)	(0.41)
Weighted average number of common shares outstanding	**15,926**	15,339	15,052	15,156	15,479
Shareholders'Equity	**43,965**	36,236	25,360	24,311	33,841
Total Assets	**53,852**	45,126	31,876	31,674	39,949

Exchange Rates

The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar.

Set forth below are the average rates of exchange for the Canadian Dollar and the U.S. Dollar for each of the past five fiscal years, and the range of high and low rates for each of the past six calendar months. For purposes of these tables, the rate of exchange means the noon buying rate in New York City for cable transfers in Canadian Dollars as certified for customs purposes by the Federal Reserve Bank of New York. The tables set forth the number of Canadian Dollars required under that formula to buy one U.S. Dollar. The average rate means the average of the exchange rates on the last day of each month during the period.

U.S. Dollar/Canadian Dollar Exchange Rates

Year ended December 31	Average
1999	1.4858
2000	1.4852
2001	1.5484
2002	1.5704
2003	1.4015

The following table sets forth the high and low exchange rate for the past six months. As of June 21, 2004, the exchange rate was 1.3644.

U.S. Dollar/Canadian Dollar Exchange Rates

Month	High	Low
December 2003	1.3420	1.2839
January 2004	1.3360	1.2683
February 2004	1.3512	1.3069
March 2004	1.3570	1.3056
April 2004	1.3795	1.3037
May 2004	1.4003	1.3555

B.   Capitalization and Indebtedness.

Not applicable.

C.   Reasons for the Offer and Use of Proceeds.

Not applicable.

D.   Risk Factors

See the discussion regarding forward-looking statements at page 1.

Speculative Nature of the Mining Industry

The mining industry is intensely competitive and Richmont competes with many companies possessing greater financial resources and technical facilities.

The market price of precious metals and other metals is volatile and cannot be controlled. If the price of precious metals should drop significantly, the economic prospects of operations in which Richmont has an interest could be significantly reduced or rendered uneconomic.

There is no assurance that Richmont's mineral development and exploration activities will be successful.

Mining Risks

The mining operations of Richmont are subject to the risks normally encountered in the mining business. Hazards such as unusual or unexpected geological formations, rock bursts, cave-ins, floods and other conditions are involved in the drilling and mining of ore. The processing of ore may subject Richmont to liability under environmental legislation resulting from a failure to maintain dams around tailing disposal areas. Richmont may become subject to liability for pollution, cave-ins or other hazards against which it cannot insure or against which it may elect not to insure because of high premium costs or for other reasons.

The ore reserves presented in this Annual Information Form are in large part estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. The grade of ore mined may differ from that indicated by drilling results, which variation may have an adverse impact on production results. In addition, the reliability of estimates of future production might also be affected by factors such as weather, strikes and environmental occurrences.

Reliance on Estimates of Proven and Probable Reserves

There are numerous uncertainties inherent in estimating quantities of proven and probable reserves and in projecting future rates of production, including many factors beyond the control of the Company. The reserve data included in this Annual Report represents only estimates and actual results may vary from such estimates. No assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. The grade of ore mined may differ from that indicated by drilling results, which variation may have an adverse impact on production results. In addition, the reliability of estimates of future production might also be affected by factors such as weather, strikes and environmental occurrences.

Proven mineral reserves

A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Probable mineral reserves

A probable mineral reserve is the economically mineable part of an indicated and, in some circumstances, a measured mineral resource, demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Depletion of Reserves

The life of mineral properties declines as reserves are depleted. Except to the extent the Company acquires additional properties containing proven reserves, conducts successful exploration and development activities or, through engineering studies, identifies additional zones or reserves, the proven reserves of the Company will decline as they are produced. Future gold production is therefore highly dependent upon the Company's level of success in acquiring or finding additional reserves.

<u>Fluctuations in Gold Prices and Currencies (see item 4. "Information on the Company Gold Marketing and Sales"</u>

The profitability of the Company is directly related to the market price of gold. Gold prices fluctuate considerably and are affected by numerous factors beyond the Company's control, such as changes in investment trends and international monetary systems, political events and changes in the supply and demand for gold on the public and private markets.

Furthermore, since gold price is established in U.S. dollars, a significant increase in the value of the Canadian dollar relative to the U.S. dollar coupled with stable or declining gold prices could adversely affect Richmont's results with respect to the sale of gold.

See item 11. "Quantitative and Qualitative Disclosure about Market Risk Foreign Currency Risk Disclosure"

As at December 31, 2003, Richmont Mines had no gold hedging contracts and no future U.S. dollar exchange contracts for the coming year.

<u>Exploration and Development Risks</u>

Mining exploration and the development of mineral deposits involve significant financial risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. The exploration process generally begins with the identification and appraisal of mineral prospects. Substantial expenditures may be required in an attempt to establish ore reserves through drilling and other techniques, to develop metallurgical processes to extract metals from ore and to construct mining processing facilities at the site chosen for mining. No assurance can be given that current exploration programs will result in any commercial mining operation.

<u>Laws and Regulations</u>

The Company's mining operations and exploration activities in the Provinces of Quebec, Ontario and Newfoundland are subject to various laws and regulations governing the environment, agricultural zoning, prospecting, development, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, mine safety and other matters.

The Canadian mining industry is subject to federal and provincial environmental protection legislation. This legislation imposes high standards on the mining industry in order to reduce or eliminate the effects of waste generated by extraction and processing operations and subsequently emitted into the air or water. Consequently, drilling, refining, extracting and milling are all subject to the restrictions imposed by this legislation. In addition, the construction and commercial operation of a mine typically entail compliance with applicable environmental legislation and review processes, as well as the obtaining of permits, particularly for the use of the land, permits for the use of water, and similar authorizations from various government bodies.

Canadian federal, provincial, and local laws and regulations relating to the exploration for and development, production and marketing of mineral production, as well as environmental and safety matters have generally become more stringent in recent years, often imposing greater liability on a larger number of potentially responsible parties. Because the requirements imposed by such laws and regulations are frequently changed, the Company is unable to predict the ultimate cost of compliance with such requirements. There is no assurance that laws and regulations enacted in the future will not adversely affect the Company's financial condition and results of operations.

The Company believes that it is in substantial compliance with all current laws and regulations material to its activities. However, changing government regulations may have an adverse effect on the Company.

Competition

The gold mining industry is marked by strong competition from major mining companies and independent operators in acquiring properties and leases for the exploration and production of gold. Competition is particularly intense with respect to the acquisition of desirable undeveloped mineral properties. The Company anticipates encountering such competition in connection with any expansion of its activities. The principal competitive factors in the acquisition of such undeveloped properties include the staff and data necessary to identify, investigate and acquire interests in such properties, close working relationships with governmental authorities and the financial resources necessary to acquire and develop such properties. Many of the Company's competitors have financial resources, staff and facilities substantially greater than those of the Company. In addition, the producing, processing and marketing of gold is affected by a number of factors which are beyond the control of the Company, the effect of which cannot be accurately predicted.

The principal raw materials and resources necessary for the exploration and production of gold are interests in prospective properties under which reserves may be discovered, equipment to explore for and produce such reserves and knowledgeable personnel to conduct all phases of operations. The Company must compete for such raw materials and resources with both major mining companies and independent operators. Although the Company believes that its current operating and financial resources are adequate to preclude any significant disruption of its operations in the immediate future, the continued availability of such materials and resources to the Company cannot be assured.

ITEM 4.   INFORMATION ON THE COMPANY.

A.   History and Development of the Company

General

The legal and commercial name of the Company is Richmont Mines Inc. The Company is a corporation domiciled in Quebec, Canada. The Company was incorporated pursuant to Part 1A of the *Companies Act* (Quebec) on February 12, 1981 (File number 1843-2286) under the name Resources Minières Rouyn Inc. By Article of Amendment filed February 10, 1987 the

Company added the English version Rouyn Mining Resources Inc. and by another amendment filed with the Government of Quebec on June 20, 1991, the Company changed its name to Richmont Mines Inc. The Articles of Incorporation of the Company are registered by the Government of Quebec in register S02473, folio 10.

The Company has no specific objects or purposes set forth in its Articles of Incorporation or Bylaws.

The head office and principal place of business of the Company are located at rented offices of approximately 3,400 square feet at 110 avenue Principale, Rouyn-Noranda, Quebec, J9X 4P2, telephone number: (819) 797-2465. The Company also utilizes an office of approximately 1,200 square feet in rented premises at 1 Place Ville-Marie, Suite #2130, Montreal, Quebec H3B 2C6. The common shares of Richmont are listed and posted for trading on the Toronto Stock Exchange and the American Stock Exchange, and were listed on the Montreal Stock Exchange until June 11, 1999. The co-transfer agent for the Company in the United States is Computershare Trust Company of Canada, 350 Indiana Street, Suite 800, Golden Colorado, 80401.

Richmont is principally engaged in the business of acquisition, exploration, financing, development and operation of mineral properties. Richmont began its exploration activities in northwestern Quebec in the spring of 1984. During the following years, it acquired a portfolio of properties with gold-bearing potential with a view to development and commercial operation.

Three-Year History

Over the course of 2001, Richmont invested $3,858,801 in Newfoundland to pursue underground development and build surface infrastructures at Hammerdown Mine, located near the town of King's Point. Following the completion of this development work, the Hammerdown Mine started commercial production on July 1, 2001. This enabled the Newfoundland operations to continue following the depletion of reserves at the Nugget Pond Mine, which ceased its activities in July 2001.

In Quebec, Richmont acquired a 50% interest in the Beaufor Mine in April 2001 and became the operator. The work required to secure the mine was initiated in July 2001 and commercial production began at the beginning of January 2002, thus replacing the supply of ore lost when the Francoeur Mine ceased its operations in November 2001.

Over the year 2002, Richmont didn't complete any significant acquisition or disposition.

In September 2003, Richmont Mines invested $1 million in Patricia Mining Corp. for an option to acquire a 55% undivided interest in the Island Gold project, located 45 kilometers from Wawa in northeastern Ontario. This project comprises 166 claims covering a surface area of 6,720 hectares.

The property hosts a major gold structure over 610 meters wide that extends for several miles, including six kilometers on the Island Gold property. This project is located between the former Magino gold mines, in the southwest, and the Edwards and Cline mines, in the northeast. All these mines are associated with the same gold structure.

Richmont Mines' investment is expected to be used to finance a portion of a $2.5-million exploration program involving surface drilling, the dewatering of the decline, underground drilling, as well as the lateral and vertical underground infrastructures. This work is scheduled to be completed in September 2004. Richmont Mines will then be entitled to exercise its option and bring the mine into commercial production by investing a maximum of $10 million in development work over two years. The Company would then acquire a 55% interest as well as the right to manage this joint venture.

The advantages of the Island Gold property include the presence of numerous on-site infrastructures. With a mill capable of processing up to 600 tons of ore per day, an access ramp 1,280 meters long, as well as drifts and raises on two levels providing access to the main gold zone, Island Gold has significant economic potential. Furthermore, since the Island Gold deposit is quite shallow, very little of the exploration work has extended beyond a depth of 250 meters.

In December 2003, Richmont Mines paid $7 million in cash to acquire a 100% interest in the East Amphi property, located near Malartic in Quebec's Abitibi region.

The East Amphi property has numerous advantages. In fact, it is less than 16 kilometers away from the Camflo Mill, whose current supply of ore represents 60% of its processing capacity. The East Amphi project is a shallow deposit, where the actual resources are within 230 meters of the surface and the average thickness of the ore zones is close to six meters.

The following table sets forth the Company's capital expenditures on its properties for the past three fiscal years.

	Year Ended December 31		
	2003	2002	2001
	$	$	$
Hammerdown Mine	**-**	62,854	3,858,801
Beaufor Mine	**1,255,345**	1,293,246	3,599,984
East Amphi property	**7,104,894**	-	-
Other investments	**915,615**	738,988	130,824
	9,275,854	2,095,088	7,589,609

The Company's major investment for 2003, was the $7,104,894 spent to acquire East Amphi property. The Company invested $1,255,345 at the Beaufor Mine. These investments included the construction of an office for administrative, engineering and geology departments, as well as the purchase of new production equipment. Richmont Mines also invested a total of

$915,615 in its other properties, including about $681,000 at the Camflo Mill and about $195,000 for the administrative office at the East Amphi property.

In 2002, the Company invested $1,293,246 at the Beaufor Mine to complete the work required to secure infrastructure as well as to construct a warehouse and to purchase mining equipment. Richmont Mines also invested a total of $801,842 in its other properties, including $318,000 to acquire the Sewell and Cripple Creek exploration properties near Timmins, Ontario.

B. Business Overview

Description of Properties

1. Beaufor Mine, Quebec, Canada

1.1 Property Description and Location

1.1.1 Location

The Beaufor Mine property along with other adjacent properties such as Pascalis, Perron, Colombière and Courvan, are located approximately 27 kilometers to the northeast of the town of Val-d'Or, in the Abitibi-Est county, Province of Quebec.

1.1.2 Description of Mineral Rights

The property includes the mineral reserves and resources of the Beaufor Mine consisting of a series of adjacent mining rights subdivided into four projects: Perron, Beaufor, Pascalis and Colombière. The projects are made of two mining leases, one mining concession and 23 claims for a total area of 591 ha. The Courvan project and Perron blocks 2 and 3 form another group of mining titles with high economic potential but currently presenting no mining activities. This group consists of two mining concessions and 64 claims for a total area of 1,255 ha.

1.1.3 Ownership of Mineral Rights

All the mining titles of the Beaufor property are jointly held by Richmont Mines Inc. (50%) ("the operator") and by Louvem Mines Inc. (50%). Richmont Mines Inc. holds 69% of the shares of Louvem Mines Inc.

1.1.4 Mineral Royalties

All the properties jointly held by Richmont Mines Inc. and Louvem Mines Inc. are subject to the payment of royalties and financial contractual obligations. The details can be found in item 10.B "Additional Information - Material Contracts, The Beaufor Mine Purchase Agreement."

1.1.5   Environmental Obligations

Approximately 75% of the development waste material is hoisted from the underground mine to the surface and placed on a waste dump. The waste rock is not acid generating and does not require any particular environmental measures.

There is presently no indication that the groundwater level could adversely be affected by the mining operations.

1.2   Accessibility, Climate, Local Resources, Infrastructures and Physiography

1.2.1   Access

The mine can be accessed from the main road 117, going East from Val-d'Or to the Perron road and then north bound towards the village of Perron. The mine can also be accessed using the secondary road 397 from Val-d'Or to Val-Senneville, and going south on the Paré road to the Perron village.

A railroad is located a few kilometers to the south of the property.

The population of the town of Val-d'Or is approximately 32,500 people according to latest Canada Census in 2001. This town is accessible from the national road network and commercial flights are available daily at the local airport.

1.2.2   Climate

According to meteorological data covering a period of 30 years, the average temperature in the month of January is -17.2^{o}C while July's average mean temperature is $+17.2^{o}$C.

1.2.3   Local Resources

The local manpower is well trained. Since the mining town of Val-d'Or is very active, it is easy to recruit and keep a mining workforce. Professionals, engineers, geologists and technicians are also well trained and available.

1.2.4   Infrastructures

Two mine shafts are located on the Beaufor property, the old Perron shaft No. 5 presently used for hoisting and the Pascalis shaft, used as the ventilation air intake shaft.

A series of buildings comprising warehouses, workshops, offices, etc. are used to service a workforce of about 115 employees and approximately 20 contractuals.

1.2.5 Historical

Intermittent exploration fieldwork has been conducted on the Beaufor property since the 1930s. Following a development period, Aurizon Mines (50%) and Louvem Mines (50%) started commercial production at the Beaufor Mine in January 1996. In August 2000, Aurizon Mines stopped the mining operation at Beaufor Mine for reasons of risk instability of the crown pillar. In spring 2001, Aurizon transferred the mining rights of the Perron, Beaufor, Pascalis and Colombière properties to Richmont Mines Inc. for an amount of 1.8 million dollars (see item 10.B "Material Contracts", "The Beaufor Mine Purchase Agreement" p. 59). In September 2001, Richmont Mines has undertaken construction work to secure the crown pillar and commercial production resumed at Beaufor Mine jointly with Louvem Mines in January 2002.

1.2.6 Crown Pillar

In August 2000, the operator of Beaufor Mine, Aurizon Mines, suspended production activities in order to carry out construction work to secure the crown pillar. Construction work was completed by Richmont and Louvem in December 2001. All governmental authorizations were received to resume production activities in January 2002. A geotechnical-monitoring program was put in place in collaboration with a geo-technical and rock mechanics group from Golder Associates. The current underground mining activities are below 350 meters depth and have no impact on the behaviour of the crown pillar.

1.3 Geological Setting

1.3.1 Regional geology

The mining town of Val-d'Or is located in the South-East of the Abitibi greenstone belt formed of archean volcanic and sedimentary rocks from the Superior Province. The mining town of Val-d'Or belongs to the Malartic group corresponding to a volcanic pile including ultramafic, basaltic and rhyolitic flows.

1.3.2 Beaufor Mine geology

The Beaufor, Perron and Pascalis properties belong to the same gold bearing hydrothermal system with a similar geometry. Gold mineralisation occurs in veins associated with shear zones moderately dipping south. The mineralisation is associated with quartz-tourmaline veins resulting from the filling of shear and extension fractures. The Beaufor deposit is included in the Bourlamarque granodiorite and is limited by the Perron fault in the north and by the south fault in the South. The faults strike East-West and dip 80° to the north and 60° to 70° to the south respectively. The gold bearing veins show a close association with mafic dykes intrusive and undercutting the granodiorite. The dykes seem to have influenced the structural control of the gold bearing veins. The eastern contact between the batholith and the volcanic rocks forms the eastern limit of the Beaufor deposit and gently dips to the east.

1.4   Mineralisation

The gold mineralisation of the Beaufor Mine lies within a complex network of veins intersected by late faults associated with a regular shear grid N070^o. This network of veins is one of the most complex in the Val-d'Or district.

1.5   Exploration Work

1.5.1   Recent work in 2003 and 2004

In 2003, a total of 23,800 meters of diamond drilling, including 8,800 meters for definition and 15,000 meters for exploration, was carried out from underground workings. In addition, an amount of 2,400 meters have been drilled from the surface. The overall cost of the exploration work for 2003 exceeds 1.2 million dollars.

In 2004, the exploration program will includes 365 meters of development drift, 7,205 meters of diamond drilling from underground workings and 6,400 meters from the surface. The budget cost for the 2004 program has been estimated at 1.1 million dollars.

1.5.2   Methodology and Planning

Most of the drill holes are planned on vertical cross-sections in order to undercut at right angles the shear veins.

The drilling program is sub-divided into two main categories as follows:

- Exploration drilling using a 60 meters by 60 meters grid;
- Definition drilling based on a 20 meters by 20 meters grid.

1.5.3   Recoveries

The core recovery is better than 95%, including the fault zones where the Rock Quality Design (RQD) is more than 75%. The ore recovery, with a rate of above 90% in the mineralised zones in the definition drilling, is high.

1.5.4   Geology and analysis

A detailed description of the drill cores is logged by experienced and highly competent personnel as per established Beaufor Mine guidelines. A computerized log is prepared with the following information:

- Location, main and secondary units;
- Veins: mineralogy, attitude, thickness, type;
- Structures.

The drilling data is mainly used in the resource calculation.

1.6   Sampling Methodology

The sampling of the rock mass is performed using drill cores and blasted rock. Results of the drill cores analyses as well as the grades of ore samples in the ore pass and in the car wagon are taken into account during the mineral reserve calculation. There is currently no face sampling "chips" at the Beaufor Mine.

1.7   Sample Preparation, Analyses and Security

There is no quality control program as such established at the Beaufor Mine for the shipment of drill core samples. Drill core samples are gathered in plastic boxes and collected daily by the laboratory. No check-sample, duplicates or blanks are inserted in the samples for analysis. Samples taken from development or stopes mining are not subject to quality control during shipment to the laboratory. Historical production and milling data indicate reliability of the laboratory results. When there is a doubt such as the location of a sample, the sampling number or any other anomaly, the data is not used for the resource calculation.

1.8   Data Check

All the geo-scientific data collected at the Beaufor Mine are grouped into two main databases:

- All drilling data are input in an Access database developed and programmed by Beaufor Mine personnel;
- All data related to resource calculation and mining reserve are gathered in Excel spreadsheets. Bench plan, cross-sections and longitudinal sections are produced by AutoCAD and managed by the Promine software.

Internal procedures have been prepared in order to validate the information in the databases. The entire work, all performed by the Beaufor Mine geology department, from data entry to layout drawings follows strict and established procedures, including crosschecks to ensure full validity. Access to all database is restricted to selected personnel for complete integrity.

1.9   Adjacent Properties

Adjacent properties to the Beaufor Mine lie in a similar geological setting, with the exception of the eastern limit of the property where volcanic rocks from the Dubuisson formation can be found. These volcanic rocks also bear vein-type deposits but are of a different type. The Bourlamarque granodiorite batholith, host to the Beaufor deposit, can also be found to the north, south and west of the property.

1.10   Mineral Processing

The Beaufor Mine ore is trucked to the Camflo mill located approximately 49 kilometers from the mine site. A contractor under a three-year contract carries out ore haulage. Camflo mill Inc. is 100% owned by Richmont Mines Inc. The Camflo mill, with a rated capacity of 1,300 short tons per day, is a Merrill-Crow conventional type mill with crushing, grinding circuits and cyanidation using zinc powder gold precipitation method.

The historic average rate of recovery of the mill is 98.5% when Beaufor material is milled. No major operating problem was experienced at this mill nor is anticipated in the near future except for usual maintenance and repairs.

1.11   Mineral Reserve Estimates

Methodology and procedures for mineral reserve estimates have been established by Beaufor Mine personnel. All estimates are performed under the direct supervision of the following qualified persons, as per the National Standard 43-101 of the Canadian Securities Administration in Canada: Donald Trudel (chief geologist) and Marcel Beaudoin (chief engineer). Carl Pelletier (senior geologist) and Jacques Daigneault (senior geologist) are also involved in the determination of mineral inventory.

1.11.1 Mineral Reserve Estimate

General

The database and the parameters used to estimate the mineral reserve are based on past mining experience and knowledge to the current situation as of December 31, 2003. For instance, both the dilution and the ore recovery factors by mining methods used in the reserve estimate are based on actual results obtained in 2003. All the factors and parameters are updated on an annual basis in order to account for changes in the mining operations.

The conversion of mineral resources to reserves is based on economic calculation with the level of accuracy of a feasibility study done by engineers of Beaufor Mine. As per National Instrument 43-101 rules of the Canadian Securities Administration in Canada, only mineral resources in the measured and indicated categories can be used to outline the estimate of mineral reserves.

The budget costs used in the present economic study are based on actual and historic data of the mining operation and are updated based on experience and to reflect the changes in the prevailing economical situation. All standards generally accepted in the mineral industry as well as National Instrument 43-101 recommendations of the Canadian Securities Administration in Canada and ICM regulations for both mineral resource and reserve estimates have been fully applied in the present study.

Estimation Parameters

The basis and the parameters used in the economic study for reserve estimation are given in the following sections.

<u>Cut-off Grades</u>

Cut-off grades have been calculated based on both developed and un-developed workings for the two major mining methods used at Beaufor Mine, which are rooms and pillars and long-holes.

The main criteria are as follows:

- No profit margin is built-in in the estimate;
- Deferred or capitalized capital is not used;
- Only the gold price is taken into account in the economic calculation;
- The gold price is CAN$500/oz.

The results of the cut-off grade study by mining methods for both developed and un-developed underground working are listed in the following table :

Mining Methods	Workings	Cut-off Grade (g/t Au)
Rooms and pillars	Developed	6.41
Rooms and pillars	Un-developed	6.92
Long-holes	Developed	4.48
Long-holes	Un-developed	4.65

<u>Mining Methods</u>

The two major underground extraction methods presently used at Beaufor Mine are rooms and pillars and long-holes workings:

<u>Room and Pillar</u>

- Geometry: stopes width from six meters to ten meters in the plane of the vein with in-stope pillars of three meters by three meters section or two meters long in the plane of the vein;
- Maximum vein dip: 40°;
- Ore mining recovery: 80% used in the economic evaluation;
- Internal dilution: the ore block is designed with a true thickness of 2.2 meters to 2.4 meters. The drilling intersects are projected to the same lengths. The minimum mining width is 2.2 meters. The dilution grade is assumed to be 0 g/t Au.
- External dilution: an dilution amounting 5% at a grade of 0 g/t Au is added in the determination of the economic mineral reserves.

<u>Long-Holes</u>

- Geometry: maximum panel length of 40 meters;
- Minimum dip of vein: 45°;
- Ore mining recovery: 100% for designed stopes with all recoverable pillars between

stopes clearly identified during the process of mineral reserve estimation;

- Internal dilution : minimum mining width is three meters. The drilling intersects are projected to a minimum length of three meters;
- External dilution : a dilution rate of 15% for waste at a grade of 0 g/t Au is assumed for primary stopes.

Operating Costs and Capital Expenses

Based on detailed budgetary operating costs and capital expenses estimates for 2004, the Beaufor Mine is expected to produce 52,000 ounces of gold at an average direct cash cost of CAN$372/oz, as compared to a production of 54,803 ounces of gold at a cash cost of CAN$344/oz in 2003. The unit cost increase of 8% per ounce of gold mainly due to a reduction of nearly 6% of the gold production between 2003 and 2004 as well as a lower average ore grade. The capital expenses for 2004, consisting chefly in development work, amount to approximately CAN$1.27 million as compared with CAN$1.26 million in 2003.

Reserve Classification

The classification of the mineral reserves have been carried out according to rules and recommendations established by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), and adopted by the Institute Board on August 20, 2000. Descriptions of the two types of reserves are presented under item 3.D "Key Information - Risk Factors, Reliance on Estimates of Proven and Probable Reserves."

Descriptions with more details about classification of reserves at the Beaufor Mine are presented below:

Proven Mineral Reserve

The geologists and the mining engineers of Beaufor Mine have estimated the tonnage of mineral reserve in the Proven category based on an economic study in order to determine the economically mineable part of a Measured Mineral Resource. At the Beaufor Mine, proven reserves are based on ore blocks developed from drifts or raises up to a maximum of eight meters from these workings. The level of accuracy of the economic evaluation is for a feasibility study.

Probable Mineral Reserve

The mineral reserve estimate in the Probable category has been based on an economic study in order to determine the economically mineable part of an Indicated Mineral Resource. At the Beaufor Mine, probable reserves extend to a maximum of ten meters from drilling data. In the advent of drilling intersections of more than three meters length, reserves can be projected by a multiple of five meters to a maximum of 30 meters. Dilution and mining recovery rates are included in the reserve calculation.

Beaufor Mine

Gold Reserves as at December 31, 2003

Categories of reserves	Tonnage (tonnes)	Grade (g/t Au)	Au (oz)
Proven	224,000	7.39	53,000
Probable	700,000	7.95	179,000
Total (proven + probable)	924,000	7.81	232,000

1.12 Summary of Production

	Year ended December 31, 2003		Year ended December 31, 2002	
Revenues	$28,942,244		$26,803,819	
Tonnes processed	252,001		202,450	
Grade (g/t Au)	6.85		8.71	
Gold recovery (%)	98.7		99.0	
Ounces produced	54,803		56,065	
Ounces sold	55,774		54,374	
Data per ounce of gold sold	US$	CAN$	US$	CAN$
Cash cost	245	344	163	256
Depreciation and depletion	10	14	24	38
Total	255	358	187	294
Average price obtained per ounce	370	518	309	485

2. Hammerdown Mine, Newfoundland, Canada

2.1 Property Description and Location

The Hammerdown Mine is located near King's Point in northeast Newfoundland and includes claims block 3498 and mining lease 153, covering an area of 96 hectares.

Richmont's purchased an 100% interest in the Hammerdown property in Newfoundland in March 2000 for $6 million, $5.4 million of which was paid in cash. The remaining $600,000 will be paid out at the rate of $10 for every ounce of gold produced between the 70,000th and 130,000th ounce of gold. As at December 31, 2003, an amount of $580,750 of the $600,000 has been paid. Once the deposit has produced 200,000 ounces of gold, a royalty of $20 per ounce will be payable to the previous owner, if the price of gold exceeds US$290 per ounce. The Company did not have to build a mill, since the ore from the Hammerdown Mine is trucked 140 kilometers to the Nugget Pond Mill. The mill is located 5.5 kilometers west of the town of Snook's Arm on the Baie Verte Peninsula. The Hammerdown Mine ceased operation on May 23, 2004 because the depletion of reserves.

Over the course of 2001, Richmont invested $3,858,801 to pursue underground development and build surface infrastructures. Specifically, this work included the driving of a 1,100 foot-long access ramp to provide access to four levels of the mine, the development of ventilation raises, and the construction of a garage, a warehouse, a service area for employees and a technical services office. Following the completion of this development work, the Hammerdown Mine started up in July 2001.

2.2 Accessibility, Climate, Local Resources and Infrastructure

The Hammerdown Mining Lease is located in the Green Bay District of northeastern Newfoundland. In proximity to the property are the towns of Springdale located ten kilometers to the southeast and the town of Kings Point located five kilometers to the north.

Access to the property is via provincial road 391, which links the town of King's Point to the Springdale access road (Route 390), 11 kilometers to the south. Route 390 in turn connects to the Trans Canada Highway approximately 12 kilometers to the southwest of the property.

The Hammerdown property can be accessed by traveling east for four kilometers along a forest access road which intersects the King's Point road 391 four kilometers south of the community of King's Point. The forest access road has been upgraded by Richmont since the commencement of mining operations on the property in 2000. In addition to mine roads located in the immediate development area, several tractor roads throughout the mining lease provide access to previous drilling sites along the Muddy Shag to Rumbullion trend.

The topography of the area is gently rolling to moderate. The deposit is located on the edge of a north facing ridge which determines the northerly drainage on the property.

The area is covered by mixed second growth birch, black spruce and fir. The forest cover is intermittently broken by saturated peat bogs.

2.3 Geological Setting

The Springdale Peninsula is located in the northwestern part of the Central Newfoundland Dunnage Zone. The area is predominantly underlain by ophiolitic rocks of the Cambro – Ordovician Lushes Bight and Catchers Pond Groups. These rocks form the basement in the Notre Dame Bay region and comprise of a sequence of sheeted diabase dykes, pillow basalt, pillow breccia, basaltic tuff and cherty argillite which are interpreted to represent oceanic crust.

North and west of Springdale the Lushes Bight Group is overlain with local conformity by a thick sequence of mafic and felsic submarine volcanic rocks of the Western Arm and Catcher's Pond Groups. These rocks are of early to middle Ordovician age and are interpreted to be island arc volcanics built on the oceanic crust of the Lushes Bight Group. Lower to middle Ordovician diorite and granodioritic plutons such as the Colchester and Cooper's Cove Plutons and Burlington Granodiorite intrude the pre-silurian Lushes Bight, Western Arm and Catcher's Pond Groups. These intrusive rocks are interpreted to be products of subduction-related melting in an island arc environment. Contacts are locally faulted and the major Green Bay Fault separates the Burlington Granodiorite and King's Point felsic volcanic complex from the Catcher's Pond and Lushes Bight Group. The volcanic rocks of the Lushes Bight and Western Arm Groups are commonly chloritized and epidotized. These features are believed to be related to sea-floor hydrothermal alteration which occurred at green schist facies temperatures. Further metamorphism is indicated by the growth of chlorite on the penetrative cleavage.

To the south, Silurian rocks of the Springdale Group comprising of subaerial volcanics and fluviatile red beds are in fault contact with the pre-silurian oceanic rocks. However, this contact is locally unconformable. The Springdale Group rocks are undeformed and lack the green schist facies metamorphism of the oceanic rocks to the north. Carboniferous sedimentary rocks are unconformably deposited over the Springdale Group.

2.4 Hammerdown Geology

The Hammerdown Mining Lease is underlain by lower to middle Ordovician Catcher's Pond Group of volcanics. The rocks in the property area consist of a sequence of mafic volcanic flows, tuffs and micro gabbros commonly intercalated with laminated sediments and rare felsic tuffs. Fine to medium grained felsic porphyry dykes are common, especially in the Hammerdown Zone, and are thought to play an important role in the distribution of gold mineralization on the property.

All rock types in the Muddy Shag to Rumbullion trend have been affected by varying degrees of deformation and range from being weakly sheared and foliated to strongly mylonitic. There is a general NE-trending, vertical to sub vertically dipping cleavage developed in the majority of rocks on the property. However, local fluctuations do occur as a result of both large and small scale folding and faulting. A system of broad asymmetrical folds is evident from geophysical trends. These folds correlate well with smaller outcrop scale parasitic folds observed, which plunge moderately to the southwest. The mineralized quartz veins at the Hammerdown deposit are steeply-dipping and appear to be folded in an east-verging direction indicating a major fold closure further to the east. These folds also appear to plunge moderately to the SW at approximately 60 degrees. The quartz veins appear to anastomose as well as pinch and swell. Unlike the folded nature of veins at the Hammerdown Deposit, the mineralized veins at the Rumbullion Zone do not appear to be folded but are in fact axial planar to folds in the mafic host rock. Narrow mineralized veins at the Wistaria Zone, located south of the Hammerdown Deposit, are strongly folded and occur in the hinge of a large, shallow plunging fold.

A number of faults disrupt the Hammerdown deposit area. These faults have generally been identified by air photo lineaments, geophysical trends, as well as in outcrop and drill core as fault gouge, slickenside and offsets of mineralized veins. In general, these faults appear to be steeply-dipping and trend to the NE, however, cross-cutting faults are present as well.

To the north of the Hammerdown mining lease, the Green Bay fault, a major NE-trending feature transects the region and defines the western limit of the Springdale Peninsula. A large sub-parallel splay off this fault projects along the northern limit of the property. This fault may be related to or responsible for many of the structural features developed along the Muddy Shag to Rumbullion trend, that appears to control and/or disrupt the mineralized quartz veins.

The Muddy Shag, Hammerdown and Rumbullion deposits appear to be cut off at depth by the Captain Nemo fault. It trends NE and dips 055° to 080° NW and is characterized by shearing, brecciation and gouge infill.

2.5   Mineralization

The Hammerdown and closely associated Muddy Shag and Rumbullion deposits occur within sulfide-bearing quartz veins which often exhibit several different stages of crystallization. These veins are found within all rock types present in the deposit area which include mafic flows, tuffs, microgabbros and felsic porphyry dykes. The mineralized veins tend to be closely associated with geological contact zones, faults and shear zones within these units. Re-crystallization in most instances has obliterated most vein textures.

Sericite, carbonate and chlorite are locally present throughout the mineralized veins and is generally associated with the sulfide mineralization. Sulfides generally occur from less than 5% to locally up to 75%, with pyrite being the dominant sulfide mineral present in the quartz veins. The pyrite occurs as fine to coarse grained, disseminated clusters and aggregates of subhedral to euhedral crystals. In addition, pyrite grains occur in veinlike distributions in an anatomizing fashion. Chalcopyrite, sphalerite and galena are present in the veins; however, only in minor amounts.

In general, the higher grade gold mineralization in the quartz veins is associated with the higher proportion of sulfides. The majority of gold occurs enclosed within pyrite grains with lesser amounts occurring at pyrite-pyrite grain boundaries, pyrite-gangue grain boundaries and at gangue-gangue contacts. Coarse gold is occasionally present and represent only a small percentage of the total gold. Visible gold is rare and observed generally on surface where the majority of sulfide minerals have been leached out.

The gold bearing structure which hosts the Muddy Shag, Hammerdown and Rumbullion deposits have been traced for 1150 meters along strike by trenching and diamond drilling. Mining, which is currently being carried out by Richmont on the Hammerdown and Rumbullion deposits occupy a central 375 meter portion of this structure (4950E to 5325E). Approximately 775 meters of the mineralized structure remains outside this mining block but still inside of Richmont's mining lease boundary, 400 meters to the west and 375 meters to the east. Diamond drilling results compiled to date in these two areas confirm the presence of significant gold mineralization, with the Muddy Shag Zone occurring in the western area and the Rumbullion extension zone occurring in the eastern area. At the commencement of bulk sampling by Richmont on the property in June of 2000 the Hammerdown and Rumbullion deposits contained a reserve and resource estimate of 310,316 tonnes grading at 21.22 g/t Au.

There is very little evidence of wallrock alteration adjacent to mineralized veins within the Muddy Shag, Hammerdown and Rumbullion zones. However, exceptions include development of pink-colored haloes around dyke-hosted veins and minor chloritization of basaltic host rock. The rocks lack any evidence of true carbonatization and white calcite veinlets common near the zone have a strong spatial relation to the Captain Nemo fault. Despite the lack of alteration in the immediate wall rock of the veins, sericitization is variably developed on a broader scale and appears to be related to the mineralizing process. It occurs as centimeter-scale bands of pale green sericite +/- quartz with often coarse deep purple crystals of fluorite.

Strongly deformed zones are characterized by chlorite schists in which increased chlorite, carbonate, epidote and minor talc occur. Leucoxene is a common alteration product in microgabbros and minor sericitization and chloritization of phenocrysts along fracture planes in the felsic porphyritic rocks is common.

2.6   Exploration and Drilling

Hammerdown has seen an aggressive program of exploration and definition diamond drilling since commercial production began in July 2001. A total of $629,000 has been spent on 10,486 meters of BQ and NQ drilling. The exploration focus has been two-fold in that drilling has been designed to test the possible extension of isolated hits that are close to development that may be easily brought into the reserve base. Exploration programs have also focused on the possible continuity of mineralized veins as an extension below the Footwall Fault Zone (originally called the Captain Nemo Fault Zone) which truncates the main mineralized zones at approximately 200 meters depth and also for potential parallel zones outside the broad Hammerdown Deformation Zone.

To better understand the geometry and the structural history of the deposit, a consultant Adam Szybinski, was contracted to complete a structural interpretation in early 2003. Szybinski concluded that little potential existed for extensions of the mineralized quartz veins in the footwall of the fault system and that the veins may have formed within the fault bound panels.

Three deep exploration holes have been completed below the fault system in the footwall and were designed to test stratigraphy parallel to the dip of the main footwall fault. None of the drill holes intersected significant mineralization or a repeat of the favorable Hammerdown Deformation Zone. No other holes are planned in this area.

The 2004 exploration program did not add any additional reserves and the mine was shutdown on May 15, 2004. The ore will be processed at Nugget Pond Mill until the end of June 2004.

2.7   Sampling and Data Verification

Sampling Method/Grade Control

The responsibility of grade control lies under the supervision of the geology department. All mine faces are mapped and chip sampled by geotechnicians and results are subsequently digitized into an Autocad software program. The ore veins are sampled separately than the host waste rock.

Hundreds of samples of waste material were sampled and returned only trace amounts of gold. For this reason, waste material is no longer sampled and is assigned an arbitrary grade of 0.00 g/t Au. All rock samples are assayed by Eastern Analytical of Springdale by using the standard 30 gram Fire Assay Method with an Atomic Absorption finish.

Sampling data is entered into an excel spreadsheet which allows for weighted average grades to be calculated for each individual stope. High assay values are cut back to 100 g/t Au (cut-off grade, upper limit).

Sample Preparation, Analyses and Security

Face samples are collected by geotechnicians in 10x16 plastic bags, given a sample tag number and stapled shut. The bags are collected on a daily basis by a local contract courier service and transported to the Eastern Analytical Laboratory facility at Springdale. Drill core samples are laid-out by the mine geologist and split by a core helper. These are also collected in 10x16 plastic bags, given a sample tag number, stapled shut and picked up by the contract courier.

2.8   Mineral Reserve Estimates

All estimates are performed under the direct supervision of the following qualified person, as per the National Standard 43-101 of the Canadian Securities Administration in Canada: Larry Pilgrim (production geologist).

2.8.1   Parameters used in the reserve evaluation work

- The tonnage calculation was derived using polygons from a longitudinal section.
- The specific gravity used is 2.84; value which was obtained from a 1994 Lakefield Research study.
- Cut off grade used: 8.6 g/t Au.
- An incremental grade of 6.9 g/t Au is also used for marginal ore blocks adjacent to developed areas.
- Dilution Factor: 15%. Based on mining experience an additional 23% dilution is applied.
- Minimum fully diluted mining width: 1.5 meters
- High Assay cutting value: 100g/t Au

2.8.2   Reserves

The exploration work carried out in 2002 and 2003 indicated that the reserves of the Hammerdown Mine in Newfoundland have declined. This decrease is attributable to a lack of continuity in the periphery of the ore zone and at greater depths. As at December 31, 2003, the proven and probable reserves of the Hammerdown Mine were estimated to be 41,000 tonnes grading 12.69 g/t Au, or 16,750 ounces. Due to the depletion of its reserves, the production was suspended on May 15, 2004 and the ore inventory will be processed at the Nugget Pond Mill until the end of June 2004.

Hammerdown Mine

Gold Reserves as at December 31, 2003

Categories of reserves	Tonnage (tonnes)	Grade (g/t Au)	Au (oz)
Proven	27,400	12.69	11,200
Probable	13,600	12.69	5,550
Total (proven + probable)	41,000	12.69	16,750

2.9 Summary of Production

	Year Ended December 31, 2003			Year Ended December 31, 2002	
Revenues		$19,161,730			$23,190,787
Tonnes processed		90,122			93,340
Grade (g/t Au)		13.47			16.32
Gold recovery (%)		96.9			96.9
Ounces produced		37,798			47,470
Ounces sold		37,118			48,316
Data per ounce of gold sold	US$	CAN$		US$	CAN$
Cash cost	230	323		159	251
Depreciation and depletion	72	101		55	86
Total	302	424		214	337
Average price obtained per ounce	370	518		309	485

3. Other Exploration Properties

3.1 General

Richmont owns or holds interests in certain other mining properties at different stage of exploration. The following table outlines Richmont's interests in these exploration properties as at December 31, 2003.

Property	Year of acquisition	Number of claims	Participation[1]
Quebec			
Camflo Northwest	2003	-	Option for 80%
East Amphi	2003	29	100%
Francoeur	1992	13	100%
Monique	1994	18	81% by Louvem
Wasamac	1988	3 mining concessions	100%
Newfoundland			
Valentine Lake	2003	-	Option for 70%
Ontario			
Island Gold	2003	-	Option for 55%
Sewell	2002	5	100%
Cripple Creek	2002	55	100%

(1) The Company is subject to royalty payments if certain of these properties are brought into commercial production.

Those exploration properties, identified above and not described in detail, except for East Amphi property, in this item 4.B. are not material to the Company's business.

The following table presents Richmont's exploration and evaluation of projects expenses in 2003 and the budgeted amounts for 2004.

	2003	2004
	$	$
	Actual	Budgeted
Quebec		
East Amphi	-	7,000,000
Beaufor Mine	1,221,682	1,067,057
Francoeur Mine	1,776,152	-
Monique	-	250,000
Wasamac	551,320	500,000
Newfoundland		
Hammerdown Mine	515,200	252,505
Valentine Lake	-	150,000
Ontario		
Island Gold	-	[1] 2,600,000
Sewell and Cripple Creek	-	400,000
Other properties	421,041	192,500
Evaluation of projects	335,311	336,000
Total	4,820,706	12,748,062

(1) Of this amount, $2,500,000 will be paid
by a third party

3.2   East Amphi Property

A major $7-million exploration program will be carried out on the East Amphi property in 2004. The work has begun in the first quarter of 2004 with an underground exploration program designed to facilitate the conversion of resources to reserves and to identify additional reserves and resources. This will mainly involve driving an access ramp to Level 175, developing the lateral extensions of the exploration drifts on three levels of the main deposit area, as well as a major drilling campaign. To gather more information about other areas on the property, a surface exploration program will be carried out in conjunction with this underground work.

3.2.1   Property Description

Location and Access

The East Amphi property is located within the limits of the city of Malartic, some 30 kilometers to the west from the center of Val-d'Or. A gravel road of about two kilometers, bordering the Malartic-Fournière township line in an east-west direction allows easy access. The road leads to the old East Amphi Gold Mines shaft and the open pit, in the south-central part of the property, two kilometers west of the highway 117 which links Val-d'Or and Rouyn-Noranda.

Mining Claims

The property consist of 29 claims (943.43 hectares) and of a mining lease (ML #848 of 119.1 hectares). The property belongs to Richmont Mines Inc., who also holds contiguous mining claims (project #522). The property covers part of Rang I (lots 8 to 31 incl.) and part of Rang II (lots 16 to 20 incl.) in Malartic township. The surface rights are held by the Crown. This land is contiguous to the city of Malartic which is part of the Vallée de l'Or MRC (township regional municipality).

Royalty

McWatters Mining Inc. will be entitled to receive a 2% Net Smelter Returns royalty. That royalty gives the right to McWatters to receive 2% of the ounces produced from the East Amphi property in excess of 300,000 ounces of gold. Richmont Mines has the option to purchase the 2% royalty for CAN$1.5 million at any time after the start of production.

Infrastructure

The area is well served with the existing infrastructure. The city of Malartic is located less than three kilometers east from the center of the mining property. The property is crossed by the TransCanada highway 117 from Val d'Or and Rouyn-Noranda.

The Camflo Mill is less than 16 kilometers of the property. A CN railroad line crosses the south west part of the property. Two 120 kV hydro lines linking the Cadillac and Malartic stations pass less than two kilometers north of the property and a 25 kV line, located 1.5 kilometers east of the property, could meet the energy requirements.

The city of Malartic gets its drinking water from Milhaut Lake (located four kilometers west of the mine site), which constitutes the head of the Malartic River. Water from the lake is pumped onto the gravel banks located some 1.2 kilometers north west of the property. It percolates through the soil and is re-pumped by two wells (six meters deep) and distributed by an aquaduct system. Therefore, the mining project would have no effect on the Malartic drinking water source.

3.2.2   Physiography and Climate

The property is located in the low lands of the Abitibi which are part of the James Bay physiographic area. The East Amphi deposit is located in a very flat sector where swamps occupy the poorly drained zones. A few rocky hills, roughly oriented east-west, mark the area's southern and western territory.

The overburden on the site of the project consists of two major groups. The first is related to the last glaciation and includes the till covered by lake deposits. The second group corresponds to recent formations and includes organic matter (bog and marsh) as well as alluvial deposits associated with flood plains.

The project site is located in a major swamp for which the drainage is poorly defined. The swamp either drains towards the north in the direction of Lake Malartic through an unnamed brook, or it drains via the Malartic River into Lake Malartic, which is actually a widening of the Harricana River.

Most of the area affected by the project is either slightly wooded or clear of trees. A small wooded area close to the site is dominated by black spruce, which heights vary between 10 to 15 meters, and which has a density of 40 to 60%. No clearing will be required to carry out the project.

The average annual precipitation is some 954 mm and the most falls in September (some 102 mm). Snow falls between October and May with the most snowfall occurring between November and March. The average for that period is about 54 mm (expressed in mm of water).

The average daily temperature in Val-d'Or is slightly above freezing namely 1.2?C. The average temperature for July reaches 17.1?C while in January the temperature falls to –17.0?C. The lowest temperature measured was –43.9?C and the highest temperature measured was 36.1?C. It freezes an average of 209 days per year.

Between August and January, a southern wind is dominant while between February and July north-western wind is more frequent. The average velocity varies between 9 and 17 km/h.

3.2.3   History

The discovery of gold on the property was made by an independent prospector in 1923. East Amphi Gold Mines Ltd. became the owner in 1940 and carried out surface drilling between 1940 and 1945. At the beginning of 1946, the company considered the results from the surface drilling sufficiently positive to justify underground development. Following the sinking of a three compartment shaft to a depth of 155 meters, 1,490 meters of drifting and 415 meters of cross-cuts were excavated, on the –100 meters and –145 meters levels. The geological work in 1946, allowed the identification of six mineralized zones on the –100 level and one zone on the –145 meters level. In each case the gold was associated with porphyry dykes. Early in 1948, the mining industry went through a difficult period and East Amphi Gold Mines Ltd. announced its decision to suspend the underground activities.

In 1987-88 Breakwater Resources Ltd. carried out a surface drilling campaign in the mine area consisting of 56 diamond drill holes (for a total of 12,335 m) In 1988-89, the positive results of this program made them decide to undertake an underground exploration program. The former East Amphi Gold Mines shaft were dewatered and the underground openings were mapped and sampled. A total of 92 underground drill holes were drilled (for a total of 3,246 m). Additional surface drilling was carried out as well, in 1989 and 1990. A resource calculation was prepared in 1990 (758,015 tonnes of indicated resources with an average grade of 11.02 g/t Au).

In 1995 Placer Dome optioned the property and started an exploration program. Two surface diamond drilling program were done in 1995 and 1996. A resource calculation was carried out, based on their geological model (850,000 tonnes of indicated resources with an average grade of 8.11 g/t Au).

In 1998 McWatters bought the property and carried out a surface drilling program. Using this information and all other data, McWatters reviewed the geological interpretation, in particular the link between the work of Breakwater (which was concentrated around the east of the property), and the Placer Dome work (which was concentrated in the west of the property). Following this work, the zones were redefined and renamed for consistency. A new resource calculation was carried out resulting in an estimated 2.29 million tons of measured and indicated resources (cut-off grade of 3.0 g/t Au) with an average grade of 5.98 g/t Au.

In the winter of 1999, an additional surface drill holes were drilled to delineate and validate the portion of the indicated resources in the Zone B-West block which was planned to be mined as an open pit.

Two mineralogical studies were carried out on the East Amphi ore. One study took place in the fall of 1998 at the Centre de Recherche minérale du Québec where the distribution, association and liberation level of gold was examined, using granulometric and gravimetric separation. A second study was carried out in 1999 using macro and microscopic examinations.

McWatters also completed sampling and analytic studies to confirm the results of earlier studies made by Breakwater (1988) and Placer Dome (1995) in which it was shown that the East Amphi deposit and the surrounding host rocks are not acid generators.

Ore was excavated from an open pit from December 1998 to August 1999 and a total of 120,427 tonnes of ore was transported to the Sigma mill for treatment. Average diluted grade of the ore was 5.66 g/t Au, which correlated well with the reserve estimate.

3.2.4 Geology

Regional Geology

The East Amphi property is located in the Abitibi greenstone belt, which is an Archean volcanic-sedimentary complex in the Superior Structural Province of the Canadian Shield.

The property is located on the southern flank of the Malartic Syncline, which strikes east-west and traces a sub-vertical fold axis on surface. The degree of metamorphism varies between the lower greenschist and lower epidote-amphibolite facies. Early Proterozoic granitic masses and diabase dykes were intruded into the rocks.

The regional stratigraphy is divided into geological groups of sedimentary and volcanic rocks. The property is located in the Piché Group volcanics, which are sandwiched between sedimentary rocks of the Cadillac Group to the north and of the Pontiac Group to the south. The Piché Group is of basaltic and ultramafic composition, consisting of massive and pillowed volcanic flows and related breccias.

The property straddles the major, regional Larder-Cadillac fault, which lies within the Piché Group, and follows its southern margin. The metavolcanics of this dominant stratigrafic unit form a thick band (450 to 1,000 meters) in a NW-SE direction. This unit which hosts the Cadillac tectonic zone represent the most promising zone on the East Amphi property for hosting gold.

The Cadillac tectonic zone, comprised of a series of shears, is about 50 to 350 meters wide and is situated in the lower sequence of the Piché Group. The rocks are intensely deformed and sheared with abundant talc-chlorite schists and minor diorite and feldspar porphyries.

To the South of the Cadillac fault, rocks of the Pontiac Group occur. These are predominantly sediments, mainly massive greywackes but with some intercalations of sandstone or siltstone, with occurrences of minor felsic intrusive rocks (granite) in the southern part of the property.

<u>Local Geology</u>

Five principal lithologies are observed on the property from North to South (Piché Group to Pontiac Group):

1. Mafic Volcanics (North Contact)

    Comprised principally of massive to occasionally pillowed basalts with inclusions of dykes of diorite, which form the northern margin of the Cadillac fault.

2. Diorite-Gabbro Dykes (North Contact)

    Diorite and/or gabbro dykes are included particularly in the mafic volcanites (south margin) and in the schists and rarely within the porphyry (following the northern border and occasionally the southern border).

    These dykes often possess a moderate to high magnetism, and their thickness varies between 5 and 30 meters. Locally the thickness of the diorite/gabbro dykes may attain 50-90 meters. Gold values are generally associated with these diorite dykes. The importance of the dykes increases towards the west.

3. Ultramafic Rocks (Cadillac Deformation Corridor)

    The dominant lithology within the Cadillac fault is the talc-chlorite schist; the result of an intense deformation/alteration of an ultramafic protolith. There are abundant units of talc-carbonate (dolomite) and chlorite layers and quartz veins. Minor specks of pyrite occur in the unit. Chloritic schists are less voluminous and are usually situated within the diorite dykes. Basaltic flows are often observed within the talc-chlorite schists.

    The chlorite schists (with some amounts of talc) are inferred to have been created as the result of diorite-basalt deformation and alteration. In general, the chlorite schists, which are intensely foliated, are composed of chlorite with some amphiboles, carbonate and fine quartz feldspar clusters.

Within the East Amphi project area, the schist, comprising both the chlorite and talc-chlorite members, has an average thickness of some 60 meters and may attain up to 100 meters at depth. The zone appears to thin in places (average thickness of 20-30 meters) due to the influence of the porphyry. In the sector farther to the east, the talc-chlorite schist remains generally very wide.

The talc-chlorite rock unit ranges in composition from a talc-chlorite schist to a chlorite rich, relatively unaltered ultramafic which lacks significant concentrations of talc. The former rock type is typically pervasively foliated while the relatively unaltered ultramafic can be fairly massive. The overall rock unit is generally dark green in colour, fresh to slightly weathered and aphanic to fine grained. The talc-chlorite schist was reported to be moderately to highly weathered in the proximity of shears and faults.

Mineralised diorite dykes of variable thickness (1-20 meters) are often intersected in the talc-chlorite schists unit. These diorites are altered with biotites and carbonates and may be locally silicified. Small quartz veins are also found. The gold values are often associated with the presence of coarse pyrite. The rocks have a strong magnetic signature.

4. Porphyry Zone

This lithologic unit, which forms the footwall of the open pit in the B-1 Zone, is often the site of anomalous gold values to the north contact and has an average thickness of 100 meters in the center of the property. The unit splits laterally into several parts towards the east and west. Low grade potential also exists in the center of the unit and close to the south contact, and occurs in metric bands attaining up to 500 meters in width.

A mass of feldspar porphyry is found within the southern border of the Cadillac fault zone. The porphyry is a coarse grained quartz monzonite which often demonstrates differentiation phases. This unit generally occurs as dykes and discrete bodies along the southern contact of the Cadillac shear and within the talc-chlorite schist. It is characterized by a massive, undeformed rock, (post-tectonic deformation), with a predominantly porphyritic texture (1-12 mm). The colour varies from grey (unaltered) to salmon pink (potassic and silicic alteration). The unit is often cut by mafic dykes and small quartz veins. Fine pyrite is disseminated in the matrix (trace to 5%). The unit is massive and laterally inter-fingered with the talc-chlorite schist and the sediments.

5. Sediments

This lithological unit consists of massive to rippled greywacke with silty to microsilty beds in places. The north contact with the porphyry is located some 200 meters south of the base line. This contact is irregular and volcanic and diorite bands and felsic dykes are often present.

3.2.5   Mineralization

The Cadillac Tectonic Zone, which crosses the ultramafic rocks of the Piché Group on the property, produced a gold bearing talc-chlorite schist unit into which the gold rich diorite dykes were injected. The two principal gold-bearing zones, the Zones A and B, were developed within this structural corridor. Other zones , the Zones P1 and P2 are located within the feldspar porphyry unit to the south. The Zone B-West, or the contact zone, is located at the north contact of the porphyry with the talc-chlorite schist. The principal zones have been traced over one kilometer east-west, 150 meters north-south and to 400 meters vertical depth. Structure and lithology act as strong controls on the mineralization. It is reported that it can be observed that several conjugate shears of minor dimensions control the mineralization in the Zones A and B. The altered and mineralized diorites are lenticular and boudinaged.

Characteristics of Zones A and B (talc-chlorite schist corridor)

- The mineralization in Zones A and B is localized within the diorite dykes which are often biotized and pyritized (up to 5% coarse grained pyrite). These intrusives are lens shaped and boudinaged with thickness varying generally between 1 and 20 meters. The theory that the dykes have been broken up by the shear is suggested by the sudden appearance of biotite , chlorite and pyrite and the fact that clean contacts with the schists have not been observed. As the dykes increase in thickness they are less fractured and therefore less likely to be gold-bearing.

- The mineralization in Zones A and B also extends outwards into the schists and is associated with quartz veins, coarse pyrite and biotite alteration that is generally found around the edges of the intrusives, defining a mineralized envelope traceable over hundreds of meters strike and tens of meters wide. Visible gold in these zones is rare though it has been observed in drill core and underground exploration drifts.

- Several feldspar porphyry dykes were also injected into the talc-chlorite schist. These dykes show potassic and silicic alterations and may contain up to 5% disseminated pyrite.

- Zones A and B appear to be restricted between minor parallel faults and developed within the Cadillac Tectonic Zone. These minor faults can be correlated from section to section.

Characteristics of the Zones P1 and P2 (porphyry zones)

- Within the Zones P1 and P2, gold is generally associated with ? 5% pyrite disseminated within the porphyry and/or localized within millimetric microfractures, with quartz veins (1-2%), occasionally pyrite and molybdenite, and can also be associated on rare occasions with mafic dykes. The mineralization forms a series of narrow parallel bands separated by several meters which extend both laterally and vertically. Potassic alteration and silicification which are very common in the Malartic Camp, generally accompany the gold mineralization. While Zones P1 and P2 are more important in volume than Zones A and B, their gold grade is generally lower.

Generally the gold zones located within the diorite-schist have higher gold grade (5.0 – 8.0 g/t Au) that are wider but less continuous than the zones within the porphyry.

The porphyry zones generally cover a greater area though the individual lenses are thinner (1.5 to 8 meters) and contain gold grades in the order of 3.0 to 6.0 g/t Au, over a thickness which varies from one to ten meters, with an average of four meters.

3.2.6   Environmental Considerations

The East Amphi restoration plan is currently being reviewed and will be submitted to the Minister of Natural Resources, Wildlife and Parks by the end of September 2004. The plan will mainly consist of:

- Dismantling of all buildings, structures and foundations;
- Soils characterization for contaminations and remedial measures required;
- Site re-vegetation;
- Levelling of the settling ponds; and
- Fencing off the pit perimeter.

Environmental Regulation

The principal operations of Richmont are the production of gold from mining development, extraction and processing of minerals and mining exploration to maintain and increase its ore reserves. These operations are subject to various levels of control and strict government regulations, such as laws and regulations in respect of activities related to natural resources and the protection of the environment. The current legislation is a matter of public knowledge, and Richmont cannot foresee any further legislation and amendments that may have a bearing on its operations.

Legislation in matters of environmental protection, to which the Canadian mining industry is subject, imposes, in particular, high standards for the reduction or elimination of the emission, deposit, issuance or release into the environment of contaminants caused by the extraction or processing of ore. In addition, certificates of authorization must be obtained in advance for the construction and commercial operation of a mine, plant, concentrator or refinery, since such types of operations that are specific to the mining industry may result in the emission, deposit, issuance or release of contaminants into the environment or may change the quality of the environment.

Quebec

Provincial legislation in mining matters contemplates the acquisition and ownership of mining titles, safety standards, royalties and mining taxes. The *Mining Act* (Quebec) ensures the rehabilitation and restoration of lands affected by mining activities. Thus, a person who carries out certain mining work, who operates a mill in respect of certain mineral substances or who carries out certain mining operations in respect of tailings must obtain the approval of the Minister of Natural Resources, Wildlife and Parks (Quebec) (the "MNRWP") for any plan for the rehabilitation and restoration of land affected by its operations; such person must comply with the plan and provide a financial guarantee to that effect. Where a person commences mining operations, it must submit its rehabilitation and restoration plan within one year following the beginning of its activities. The MNRWP may require or impose additional conditions or obligations before giving its approval to the rehabilitation and restoration plan. Such plan, once approved, must be resubmitted every five years for approval by the MNRWP. The MNRWP may review the financial guarantee at any time if it is of the opinion that the guarantee is insufficient and may require additional guarantees. Such amendments also provide that the Minister may enjoin a person who has already ceased its mining operations on a particular site to perform the rehabilitation and restoration work required by the presence of tailings. If the person does not comply with any of the aforementioned amendments and regulations, the MNRWP may have the rehabilitation and restoration work executed by a third party at the cost of such person. Richmont does not foresee any difficulty in meeting the requirements under the *Mining Act*. (Quebec)

Richmont holds certificates of authorization issued by the Minister of the Environment (Quebec) (the "MENV") with respect to its mining operations at the Francoeur Mine, at the Beaufor Mine and of its subsidiary, Camflo Mill Inc. The Company also benefits from acquired rights with respect to the construction of its mill prior to the coming into force of the *Environment Quality Act* (Quebec). A request to transfer the certificated of authorization of the East Amphi property was submitted to the MENV and a final acceptance is expected shortly.

Newfoundland

The *Mining Act* (Newfoundland and Labrador) deals with the operation of all mines and mills in the province. It sets out clear regulations for efficient planning, development, operation, rehabilitation and closure of mines in Newfoundland and Labrador. It also provides strong provisions to ensure the protection of the natural environment.

The *Mining Act* formalizes procedures for rehabilitation and closure of mines in the province. Thus, a person who carries out certain mining work or who operates a mill in respect of certain mineral substances, must obtain approval of the Department of Mines and Energy (Newfoundland & Labrador) (the "DME") for any plan for the rehabilitation or restoration of land affected by its operations; such person must comply with the plan and provide financial assurance to that effect. A person shall take all reasonable steps to progressively rehabilitate a site whether or not closure has commenced. Before a person commences mining operations, a rehabilitation and closure plan must be submitted to the DME for approval. It should set out the measures the person proposes to take to progressively rehabilitate a site, as well as the measures proposed to rehabilitate the site upon closure of the project.

Where closure commences on a site, the person shall notify the Minister immediately and comply with the requirements of the rehabilitation and closure plan. The DME may require or impose additional conditions or obligations before giving its approval to the rehabilitation and closure plan. Where the Minister determines that the person is not progressively rehabilitating a site in conformity with the rehabilitation and closure plan, he or she may require that the person take the steps necessary to rehabilitate the site to the satisfaction of the DME. If the person fails to comply with the aforementioned requirements within a reasonable time, the DME may have the rehabilitation work executed by a third party at the cost of such person.

In addition, an operational plan shall be submitted no later than one month before the commencement of the operating year. The operational plan shall include a description of the progressive rehabilitation work planned for the year. An annual report on operations of the project for the preceding year must be submitted no later than two months after the end of the operating year and shall include the progressive rehabilitation work completed during the year.

Since the very start of the Nugget Pond project, Richmont has always been concerned for the environment, with the aim of respecting all government regulations.

The intention of the environmental program is to return the site and the watershed to its pre-development state. Reclamation activities should restore the site's natural capabilities.

Failure to comply with the legislation mentioned above may result in the issuance of an order for the interruption or decrease of operations or even the installation of additional equipment. Richmont may be required to indemnify those who suffer loss or damages due to its mining operations and may be subject to a penalty if it is convicted under the provisions of this legislation.

For the seven years of mill operations, the division has maintained compliance with environmental discharge criteria.

As at December 31, 2003, the Company guarantees the restoration of its mining sites by security deposits valued at $1,286,061.

Foreign Sales/Assets

At December 31, 2003, all assets of the Company were located in Canada.

All gold production during 2003 was generated in Canada, although final sales of gold made to purchasers resident in the United States represented 94% of the Company's total gold revenues in 2003, 92% in 2002 and 2001, and 100% for the year 2000, respectively.

As at December 31, 2003, the Company did not have forward exchange contracts for 2004. As at December 31, 2002, the Company has forward exchange contracts maturing in the year 2003 of

US$3,500,000 at an average rate of 1.5686, having a negative fair value of $48,198. As at December 31, 2001, the Company did not have forward exchange contracts for 2002. As at December 31, 2000, the Company had forward exchange contracts maturing in 2001 of US$3,000,000 at an average rate of 1.5238, having a negative fair value of $77,043.

See item 11. "Quantitative and Qualitative Disclosure about Market Risk - Foreign Currency Risk Disclosure" below.

Labor

Richmont Mines offers its employees competitive compensation including attractive benefits and a Stock Option Purchase Plan for management. As at December 31, 2003, Richmont employed a total of 232 workers compared with 234 a year earlier.

During the year 2003, the hourly employees of the Camflo Mill became unionized. The negotiations were conducted without any negative impact on the operations and in May 2004, the parties concluded a first collective agreement for a three-year period ending December 31, 2006. The employees of the Beaufor Mine and Hammerdown mines are not unionized and labour relations are satisfactory.

Gold Marketing and Sales

The profitability of gold mining is directly related to the market price of gold as compared to the cost of production. Gold prices fluctuate widely and are affected by numerous factors, including expectations with respect to the rate of inflation, exchange rates (specifically the U.S. dollar relative to other currencies), interest rates, global and regional political and economic crises and governmental policies with respect to gold holdings by a nation's central bank. The demand and supply of gold usually affect gold prices but not necessarily in the same manner as supply and demand affect the prices of other commodities. The gold available for sale includes a combination of mine production, stock and gold bullion held by governments, public and private financial institutions, industrial organizations and private individuals. As the amounts produced in any single year account for a small portion of the total available supply of gold, normal variations in current production do not have a significant impact on the supply of gold or on its price. During 2003, the price of gold ranged from US$320 to US$416 per ounce.

The following table sets out the annual average gold price (London PM fix) in U.S. dollars over the past five years:

	(US$)
1999	279
2000	280
2001	271
2002	310
2003	363
2004 January to May	403

Gold can be easily sold on numerous markets throughout the world and it is not difficult to ascertain its market price at any particular time. Richmont is not dependent upon the sale of its gold to any one customer because of the large number of available gold purchasers.

Richmont occasionally uses put and call options on gold, and forward sales contracts on gold and U.S. dollars. All such hedging contracts are previously approved by the Company's Board of Directors. Financial derivatives are used only in accordance with the Company's hedging policy, and not for speculative purposes.

In order to manage its exposure to price risks in the marketing of its gold, the Company has, and may, in the future, from time to time enter into fixed price delivery contracts, gold and currency futures contracts as hedging devices. To ensure a fixed price for future production, the Company may sell a futures contract and thereafter either (i) make physical delivery of gold to comply with such contract or (ii) buy a matching futures contract to unwind its futures position and sell its production to a customer. Such contracts may expose the Company to the risk of financial loss in certain circumstances, including instances where production is less than expected, the Company's customers fail to purchase or the Company fails to deliver the contracted quantities of gold, or a sudden, unexpected event materially impacts gold prices. Such contracts may also restrict the ability of the Company to benefit from unexpected increases in gold prices.

Gold bars are carried between the mills and the refinery by commercial armored truck. These bars are refined at the Royal Canadian Mint in Ottawa under a service contract at competitive rates. Refined metal is sold under forward sales contracts or on the spot market to commercial bullion dealers.

	Gold Sales
	Fiscal 2003
Total Sales (ounces)	92,892
Ounces sold spot	73,892
Ounces hedged	19,000
Average price obtained (per ounce hedged)	US$375
Average gold price (per ounce)	US$363
Positive value per ounce from hedging	$12

As at December 31, 2003, Richmont had no hedging contracts. See item 11. "Quantitative and Qualitative Disclosure about Market Risk", "Commodity Price Risk Disclosure" below.

C.   Organization Structure

See exhibit 8.1

D.   Property, Plants and Equipment

See item 4.B. "Business Overview – Description of Properties."

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This discussion and analysis of the operating results and the financial position of the Company for the three years ended December 31, 2003, 2002 and 2001 should be read in conjunction with the consolidated financial statements and the related notes.

A.   Operating Results

Year ended December 31, 2003 compared to year ended December 31, 2002

<u>General</u>. In 2003, the price of gold ranged from US$278 to US$349 per ounce. In terms of the increase in the market price of gold, 2003 was a particularly remarkable year. Indeed, the average price of gold in 2003 was US$363 per ounce compared with an average price of US$310 in 2002. However, the rebounding Canadian dollar, which rose in value from an average of US$0.64 in 2002 to an average of US$0.71 in 2003, limited the benefits of the increase in the gold price for Canadian producers.

Richmont Mines' gold sales were slightly lower than anticipated, declining from 102,690 ounces in 2002 to 92,892 ounces in 2003. The Hammerdown Mine produced 37,798 ounces of gold at a cash cost of US$230 per ounce compared with 47,470 ounces at a cash cost of US$159 in 2002. As for the Beaufor Mine, it produced 54,803 ounces of gold at a cash cost of US$245 compared with 56,065 ounces at a cash cost of US$163 in 2002. The increase in production costs is primarily attributable to the fact that the grades of ore obtained at the Beaufor and Hammerdown mines in 2003 were closer to reserve grades. Because cash costs are incurred in Canadian dollars and presented in American dollars, the appreciation of the Canadian dollar, which rose in value from an average of US$0.64 in 2002 to US$0.71 in 2003, also increased production costs.

Richmont Mines reported solid results for 2003, despite a slight decline in earnings compared with last year. With the objective of increasing reserves and resources, the Company invested $4,820,706 in exploration and project evaluation. These initiatives contributed to the acquisition of the East Amphi property in December 2003 and an option to acquire the Island Gold project, two very promising properties. Furthermore, exploration replaced the majority of reserves mined at the Beaufor Mine during the year.

Richmont Mines continued to deliver good financial results in 2003, with net earnings of $5 million, or $0.32 per share (basic), compared with net earnings of $7.1 million, or $0.46 per share (basic) in 2002.

Richmont Mines maintains its excellent financial position, with no long-term debt and, as at December 31, 2003, working capital of $31.2 million. Thanks to sound management, cash flow from operations has amounted to more than $8.6 million per year, or approximately 17% of revenues, over the past two years.

Change in an accounting policy. The Company's accounting policies are in accordance with Canadian generally accepted accounting principles and with mining industry practices. In 2003, the Company adopted the following three new accounting policies:

- *Asset Retirement Obligations*
  The method used to measure these obligations, estimated to be $3,207,529 on December 31, 2003, is described in note 5 of the consolidated financial statements.

- *Stock-based Compensation and Other Stock-based Payments*
  In 2002, the settlement-value method was used to record the stock options granted to employees. However, in 2003, the Company decided to retroactively adopt to January 1, 2002, the fair-value method, calculated using the Black & Scholes option pricing model, to record such options. Stock-based compensation was $1,831,437 for 2002 and $354,102 for 2003.

- *Disclosure of Guarantees*
  The Company has no guarantees other than those disclosed in notes 5 and 15 of the consolidated financial statements, its main guarantees being asset retirement obligations.

These changes, described in note 1 of the consolidated financial statements, had a significant impact on earnings, results and balance sheets.

Revenues. Given the increase in the market price of gold in 2003, Richmont Mines maintained its revenues at a level similar to that attained in 2002, despite a slight decrease in production. The average selling price of gold obtained in 2003 was $518 (US$370) per ounce compared with $485 (US$309) per ounce in 2002. In fact, Richmont Mines posted precious metal revenues of $48,103,530 in 2003 compared with revenues of $49,815,082 in 2002.

Expenses. Ore production from the Beaufor Mine was 70,000 tons higher in 2003 than 2002. However, since grades were lower, the number of ounces of gold sold was slightly lower than last year. The greater amount of ore produced accounts for most of the increase in operating costs, which rose from $25,403,492 in 2002 to $30,324,791 in 2003.

Administrative expenses fell by $1,101,523 in 2003, reflecting the decrease in stock-based compensation.

The Company recognized expenses of $3,626,107 for exploration and project evaluation in 2003. This represents a total investment of $4,820,706 over the course of the year minus $1,194,599 in tax credits applied directly against these costs.

US GAAP Reconciliation. Please refer to note 18 to the audited consolidated financial statements included herein.

Year ended December 31, 2002 compared to year ended December 31, 2001

General. In 2002, the price of gold ranged from US$278 to US$349 per ounce. The average selling price of gold, which had been relatively weak since 1997, rebounded to US$310 per ounce in 2002. The average selling price of gold in 2001 was US$271 per ounce.

The gold industry as a whole was much stronger in 2002 than in 2001. Richmont Mines benefited from this general turnaround as well as from positive internal developments. The Hammerdown Mine in Newfoundland completed its first full year of operation in 2002, and the Beaufor Mine in Quebec resumed operations in January. Gold sales totalled a record 102,690 ounces, 27% more than the 81,153 ounces sold in 2001.

Gold sales from the Beaufor Mine in 2002 amounted to 54,374 ounces produced at a cash cost of US$163 per ounce. The Hammerdown Mine, which commenced operations in July 2001, was responsible for gold sales of 48,316 ounces produced at a cash cost of US$159 per ounce in 2002, compared with sales of 32,533 ounces at a cost of US$115 per ounce in 2001. Production cash costs per ounce increased because grades were 20% lower in 2002 than in 2001.

In 2002, net earnings were a record $7,072,568, or $0.46 per share, substantially higher than the net earnings of $1,283,638, or $0.09 per share, reported in 2001. Cash flow from operations increased, rising from $11,950,388 in 2001, to $15,935,748. Cash, cash equivalents and short-term investments increased by $15,373,143 during 2002, reaching $30,978,920 by year-end 2002.

At December 31, 2002, the Company had no long-term debt, working capital of $29,756,077 and an unused line of credit of $5 million.

Change in an accounting policy. The Company's accounting policies are conform with Canadian generally accepted accounting principles and with mining industry practices. On January 1, 2002, Richmont Mines prospectively adopted the new accounting recommendations of the Canadian Institute of Chartered Accountants regarding remuneration and other share-based payments. The Company decided to continue to use the settlement-value method to record the granting of options to senior executives and management and applies the fair-value method for options granted to non-employees. Any consideration paid on exercise of stock options is credited to capital stock.

Revenues. The Company's precious metals revenues increased in 2002, climbing to $49,815,082 from $34,013,168 in 2001, as a result of increased production and a higher gold selling price. Total revenues were $51,775,810 compared with $35,043,516 in 2001. The Company received from the Quebec Ministry of Natural Resources financial assistance of $1,026,996 in 2002 to secure infrastructure at the Beaufor Mine and $496,000 to carry out exploration work at the Francoeur Mine. Both amounts are recorded under "Other revenues". The grant pertaining to securing the

Beaufor Mine may become payable under certain conditions.

Expenses. Operating costs and royalties totalled $26,078,670 in 2002, compared with $20,777,034 the previous year. Operating costs per ounce improved in 2002, decreasing to US$162 per ounce from US$166 per ounce in 2001. Administrative expenses rose to $3,874,181 in 2002 from $1,660,124 in 2001.

Exploration and project-evaluation costs increased to $3,727,600 in 2002, with $2,331,734 of this amount devoted to exploration activities at the Francoeur Mine. In 2001, these costs were $460,300.

To comply with federal and provincial environmental regulations, Richmont Mines allocated and paid out $100,000 for site restoration during the year 2002.

Depreciation and depletion rate per ounce was almost the same in 2002 at $61 per ounce compared with $60 per ounce in 2001. Depreciation and depletion amounted to $6,812,412 in 2002 compared with $5,028,419 in 2001.

No mining assets were written down in 2002, while the closing of the Nugget Pond Mine led to a write-down of $4,162,918 in 2001. During fiscal year 2002, Richmont Mines took a $219,372 write-down on some of its short-term investments.

Tax expenses were $3,935,969 in 2002 compared with $258,605 in 2001.

Net Earnings. Net earnings totalled $7,072,568, or $0.46 per share (basic), a marked improvement over earnings for 2001, which were $1,263,638, or $0.09 per share (basic). This increase in net earnings is due to higher gold sales, which rose to 102,690 ounces from 81,153 ounces in 2001, a stronger average selling price of gold, which rebounded to CAN$485 per ounce in 2002 from CAN$420 in 2001, and the $4,162,918 write-down of mining assets in 2001.

US GAAP Reconciliation. Please refer to note 18 to the audited consolidated financial statements included herein.

B.   Liquidity and Capital Resources

As at December 31, 2003, Richmont Mines Inc. had working capital of $31,183,975, cash and cash equivalents of $29,083,879 and no long term debt. Consequently the Company has sufficient liquidity for the present requirements. Capital expenditures are estimated at 1.6 million dollars, of which 1.27 million dollars is attributable to the Beaufor Mine.

In addition, cash flow from operations should pay most of the 2004 anticipated investments. In the last three years cash flow from operations was above $8.6 million for each year.

Year ended December 31, 2003 compared to year ended December 31, 2002

     Cash flow from operations. Thanks to the profitability of operations at the Beaufor and Hammerdown mines, cash flow from operations was $8,577,419 in 2003 compared with $15,935,748 in 2002. The decrease is primarily attributable to the fact that the grades of ore obtained at Beaufor and Hammerdown Mine were lower and closer to the reserves grades.

     Cash flows used in investments. The Company's major investment this year was the $7 million spent to acquire the East Amphi property. In 2002, a total of $318,000 was invested to acquire the Sewell and Cripple Creek exploration properties. In 2003, capital expenditures at the Beaufor Mine were $1,255,345, while $1,293,246 was invested for this purpose in 2002. The investments at Beaufor in 2003 include the construction of the office for administrative, engineering and geology departments, as well as the purchase of new production equipment.

     Cash flows from financing. During fiscal year 2003, the Company issued 380,900 shares following the exercise of $1,158,320 in stock options. It also completed a private placement by issuing 60,753 common flow-through shares for a net amount of $489,336. Through its share buyback program, Richmont Mines also redeemed 115,300 common shares for a total amount of $577,201. In 2002, the Company did not redeem any shares and issued 696,100 shares, all following the exercise of stock options, for an amount of $1,770,855.

     Cash, cash equivalents and short-term investments. As at December 31, 2003, Richmont Mines had $30,083,879 in cash, cash equivalents and short-term investments compared with $30,978,920 at year-end 2002. Cash flow from operations covered most of $9,275,854 in acquisitions of property, plant and equipment as well as $1,267,061 in security deposits.

Year ended December 31, 2002 compared to year ended December 31, 2001

     Cash flow from operations. Cash flow from operations increased by over 30% in 2002, climbing to $15,935,748 from $11,950,388 in 2001. Higher net earnings account for this increase.

     Cash flows used in investments. Investments increased from $7,589,609 in 2001 to $13,839,145 in 2002. The vast majority of this amount was used to make short-term investments of $11,725,057 that are readily convertible to cash. The Company also invested $1,293,246 at the Beaufor Mine to complete the work required to secure infrastructure as well as to construct a warehouse and to purchase mining equipment. Richmont Mines also invested a total of $801,842 in its other properties, including $318,000 to acquire the Sewell and Cripple Creek exploration properties near Timmins, Ontario. In 2001, the Company's major investments were allocated to develop the Hammerdown Mine and to acquire a 50% interest in the Beaufor Mine and secure its infrastructure.

     Cash flows from financing. During fiscal year 2002, the Company issued 696,100 shares following the exercise of stock options and received $1,770,855. No shares were issued in 2001.

Cash, cash equivalents and short-term investments. In 2002, cash and cash equivalents increased by $3,867,458, reaching $19,473,235 by the end of the year compared with $15,605,777 at year-end 2001. In addition to these cash holdings, the Company had, as at December 31, 2002, a total of $11,505,685 in liquid short-term investments.

C.   Research and Development, Patents and Licenses, etc.

None

D.   Trend Information

For 2004, gold sales are forecasted at: 19,000 ounces at the Hammerdown Mine and 52,000 ounces at the Beaufor Mine, for a total of 71,000 ounces at an average cash cost of US$269 per ounce. The Company plans to invest approximately 10 million dollars in exploration work in 2004. Of this total, 7 million dollars are planned at the East Amphi property, 1.1 million dollars at the Beaufor Mine and $252,505 at the Hammerdown Mine.

The production trend had a slight decline in 2003 from 102,690 ounces in 2002 to 92,892 ounces. The decline should continue in 2004 to approximately 71,000 ounces because of the depletion of the reserves and the closure of the Hammerdown Mine. The increase in gold prices offset part of the production decline because the average price increased from US$310 in 2002 to US$363 in 2003 and US$403 from January to May 2004.

E.   Off-Balance Sheet Arrangements

The Company did not have any off-balance sheet arrangements as of December 31, 2003 that have or are reasonably likely to have a current or future effect on the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F.   Tabular Disclosure of Contractual Obligations

As of December 31, 2003, the Company did not have known contractual obligations as defined in item 5.F.1.

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   Directors and Senior Management

The table below lists, as of December 31, 2003, the names as well as the business backgrounds and principal occupations, including outside directorships, of all the Company's officers and directors for the preceding five years are as follows:

Name	Principal Occupation	City, Province, Country
Jean-Guy Rivard	Chairman of the Board of Richmont	Rouyn-Noranda, Quebec, Canada
Denis Arcand	President of 149220 Canada Inc., a financial holding and consulting company	Brossard, Quebec, Canada
Louis Dionne	President/CEO of Richmont	Oakville, Ontario, Canada
Réjean Houle	Ambassador, Canadien Hockey Club Inc.	Montreal, Quebec, Canada
Gilles Loiselle	Advisor to the Chairman of the Executive Committee, Power Corporation of Canada	Montreal, Quebec, Canada
Jean Depatie	President/CEO of Gold Hawk Resources Inc.	St-Bruno, Quebec, Canada
Martin Rivard	Executive Vice President of Richmont	Rouyn-Noranda, Quebec, Canada
Jean-Yves Laliberté	Vice President, Finance of Richmont	Rouyn-Noranda, Quebec, Canada
Campbell Stuart	Partner, Colby, Monet, Demers, Delage & Crevier, law firm	Montreal, Quebec, Canada

The above-mentioned individuals have held their principal occupation as indicated opposite their respective names during the last five years, except for Mr. Louis Dionne, who was, prior to December 2002, Senior Vice President of Underground Operations for Barrick Gold Corporation.

The Company has no contract with any of its directors that provide for benefits upon termination of employment.

Martin Rivard is the son of Jean-Guy Rivard. There are no other family relationships between any director or executive officer. Other than discussed above, there are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any director or executive officer was selected as a director or member of senior management.

B. Compensation

Remuneration of directors

On April 24, 2003, the board of directors of the Company adopted an amendment to the remuneration plan for the directors who are not senior officers of the Company or its affiliates or who do not receive any remuneration as such. Pursuant to the remuneration plan as amended, an annual fee of $3,500 is paid to each such director plus an attendance fee of $500 per meeting. As such, four directors have received an aggregate remuneration of $25,500 during the year ended December 31, 2003.

Remuneration of senior officers

An aggregate of $805,955 (including all personal benefits) was paid to the four (4) senior officers of the Company during the year ended December 31, 2003.

The following information indicates the remuneration paid for the financial year ended December 31, 2003 and, where applicable, the two previous financial years, to the Company's President and Chief Executive Officer and other senior officers whose salary and bonus for services in all capacities to the Company and its subsidiaries exceeded $100,000 (collectively, the "Named Executive Officers").

Summary Compensation Table

| Name and Principal Position | Year | Annual Compensation | | | Long-Term Compensation | | | All Other Compen-sation[3] ($) |
| | | | | | Awards | | Payouts | |
		Salary ($)	Bonus ($)	Other Annual Compen-sation[1] ($)	Shares Under Options (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts[2] ($)	
Jean-Guy Rivard Chairman of the Board [4]	2003	242,424	25,000	Nil	Nil	Nil	Nil	36,200
	2002	242,424	50,000	Nil	400,000	Nil	Nil	36,200
	2001	242,424	Nil	Nil	100,000	Nil	Nil	36,200
Louis Dionne President and Chief Executive Officer[5]	2003	200,013	25,000	Nil	Nil	Nil	Nil	Nil
	2002	31,693	Nil	Nil	500,000	Nil	Nil	Nil
	2001	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Martin Rivard Executive Vice President	2003	135,013	15,000	Nil	Nil	Nil	Nil	Nil
	2002	118,896	25,000	Nil	150,000	Nil	Nil	Nil
	2001	104,963	Nil	Nil	Nil	Nil	Nil	Nil
Jean-Yves Laliberté Vice President, Finance	2003	107,879	8,000	Nil	Nil	Nil	Nil	Nil
	2002	104,963	10,000	Nil	Nil	Nil	Nil	Nil
	2001	104,963	Nil	Nil	Nil	Nil	Nil	Nil

(1) Does not include perquisites and other personal benefits, securities or property, the aggregate of which is no greater than the lesser of $50,000 and 10% of the total of the annual salary and bonus of the Named Executive Officer for the financial year.

(2) Long term incentive plan (LTIP).

(3) Premium paid for supplementary life insurance.

(4) Prior to December 2, 2002, Mr. Jean-Guy Rivard was also President and Chief Executive Officer of the Company.

(5) Mr. Louis Dionne was named President and Chief Executive Officer of the Company on December 2, 2002.

The Company has a compensation committee composed of Mr. Jean-Guy Rivard, Mr. Réjean Houle and Mr. Gilles Loiselle. The compensation of the Chairman of the Board, the President and Chief Executive Officer and the other senior officers is set by the board of directors on recommendation of this committee.

The Company has directors' and officers' liability insurance for a maximum amount of $5,000,000 for which the Company pays an annual premium of $50,685. The insurance policy does not contain a deductible for the directors and officers but a deductible of $25,000 per event.

No director or executive officer of the Company is currently indebted to the Company or was indebted to the Company during the year ended December 31, 2003.

Stock options granted during 2003

The Company did not granted stock options to the executive officers pursuant to the Stock Option Plan during the year ended December 31, 2003. The Company has no stock appreciation rights plan (SAR).

Aggregate option exercises during the most recently completed financial year and financial year-end option values

The following table describes the options exercised during the year ended December 31, 2003 by the Named Executive Officers and the year end option value.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Year-End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options at Year-End ($)[1] Exercisable/ Unexercisable
Jean-Guy Rivard Chairman of the Board	Nil	N/A	750,000 / 0	2,289,250 / 0
Louis Dionne President and Chief Executive Officer	Nil	N/A	500,000 / 0	752,000 / 0
Martin Rivard Executive Vice President	17,500	74,200	80,000 / 90,000	187,200 / 147,300
Jean-Yves Laliberté Vice President, Finance	80,000	234,850	Nil	N/A

[1] The value is based on the closing price of the common shares of the Company on the Toronto Stock Exchange on December 31, 2003, which was $6.20.

No funds were set aside or accrued by the Company during 2003 to provide pension, retirement or similar benefits.

Except for the Company's Employee and Director Stock Option Plan, the Company has no bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's directors or officers.

Stock options to purchase securities from Company can be granted to directors and employees of the Company on terms and conditions acceptable to the regulatory authorities in Canada, notably the Toronto Stock Exchange and the Ontario Securities Commission.

C. Board Practices

The directors generally serve in their respective capacities from their election on the day of the Annual General Meeting of the Company, last held on May 18, 2004, and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles and By-Laws of the Company. Vacancies on the Board of Directors are filled by the remaining directors and the persons filling those vacancies hold office until the next Annual General Meeting at which time they may be re-elected or replaced.

Directors [1]

Name	Elected or Appointed
Jean-Guy Rivard [3]	February 1981
Denis Arcand [2]	September 1995
Louis Dionne	December 2002
Réjean Houle [2] [3]	January 1989
Gilles Loiselle, PC [2] [3]	July 1996
Jean Depatie [4]	May 1994

(1) All Directors are residents and citizens of Canada.
(2) Member of the Audit Committee.
(3) Member of the Compensation Committee.
(4) Resigned January 20, 2004.

There are no director's service contracts with the Company or any of its subsidiaries providing for benefits upon termination of employment.

The Compensation Committee reviews annually the compensation paid to the directors by taking into account and comparing it with compensation paid to directors of comparable companies. At its last meeting held on February 19, 2004, the Compensation Committee decided to maintain the directors' compensation to an annual fee of $3,500 and an attendance fee of $500 per meeting for the coming year. The Compensation Committee meets at least annually. In 2003 the Compensation Committee held one meeting.

The Compensation Committee takes into account senior management's responsibilities and workload in setting each member's compensation. The Committee favours competitive compensation in order to keep competent key employees.

The Audit Committee meets at least twice a year in order to review the Company's financial position, meets with auditors and analyzes performance, existing and potential investments and the mining property portfolio. In 2003 the Audit Committee met two times.

The table below lists the names of all of the Company's executive officers as of December 31, 2003. The executive officers serve at the pleasure of the Board of Directors. All executive officers are residents and citizens of Canada and serve full time on the affairs of the Company, except for the Secretary.

Executive Officers

Executive Officers

Name	Position	Elected or Appointed
Jean-Guy Rivard	Chairman of the Board	February 1981
Louis Dionne	President/CEO	December 2002
Martin Rivard	Executive VP	November 2000
Jean-Yves Laliberté	VP Finance	September 1989
Campbell Stuart	Secretary	July 2002

D.   Employees

The number of employees of the Company as of December 31, 2003 was 232. The distribution of the employees was the following:

Corporate Office	14
Francoeur	-
Beaufor	118
Camflo	27
Newfoundland	73
Total	232

E.   Share Ownership

Set forth below is the amount of the Company's common stock owned by the Company's directors and executive officers as of June 21, 2004.

Shareholdings of Directors and Executive Officers

Title of class	Identity of Person or Group	Stock options currently Exercisable/ Unexercisable	Amount of Benefical Ownership	Percent of Class [1]
Common	Jean-Guy Rivard [2]	750,000 / 0	1,800,000	10.24%
Common	Denis Arcand	30,000 / 0	46,348	*
Common	Louis Dionne	500,000 / 0	500,000	2.84%
Common	Réjean Houle	0 / 0	37,000	*
Common	Martin Rivard	70,000 / 90,000	163,000	*
Common	Jean-Yves Laliberté	10,000 / 40,000	51,000	*
Common	Campbell Stuart	8,000 / 12,000	20,000	*
	Total Officers/Directors			14.88%

* Less than one percent

(1) Based upon 16,099,953 shares outstanding at June 21, 2004 and 1,485,500 stock options exercisable within 60 days of June 21, 2004 by all directors and officers as a group.

(2) 1,000,000 are held indirectly through Les Entreprises Tremoy Ltee, a private company controlled by Mr. Rivard and 50,000 are directly held.

The Company has an Employee and Director Stock Option Plan (the "Plan"), adopted April 18, 1995 amended May 22, 1997, April 23, 2002 and May 15, 2002, for the benefit of senior officers, employees and directors of the Company and its affiliates. Subject to the requirements of the Plan, the Board of Directors of the Company has the authority to select those directors and employees to whom stock options will be granted, the number of stock options to be granted to each director and employee and the price at which shares of common stock may be purchased. The exercise price for purchasing shares of common stock upon exercise of a stock option granted under the Plan will be determined by the Board of Directors at the time the stock option is granted but cannot be less than the closing price of the common stock on the Toronto Stock Exchange on the trading day preceding the date of grant. The stock options are not transferable. The aggregate number of shares of common stock at any time that will be available for issuance under the Plan or pursuant to other outstanding stock options to insiders will not be permitted to exceed 10% of the shares of common stock then outstanding and the aggregate number of shares of common stock at any time available for issuance under the Plan or pursuant to other outstanding stock options to any one person will not be permitted to exceed 5% of the shares of common stock then outstanding. Each stock option, unless sooner terminated pursuant to the provisions of the Plan, will expire on a date to be determined by the Board of Directors at the time the stock option is granted, which date will not be later than ten (10) years from the date the stock option is granted. The Plan does not provide for the Company to provide any financial assistance to optionees to enable them to exercise stock options granted thereunder. The Board of Directors may amend or terminate the Plan provided that amendments which materially increase benefits under the Plan, materially increase the number of shares of common stock which may be issued thereunder or materially modify the eligibility requirements therefor will require shareholder approval and any material amendment will require approval of the Toronto Stock Exchange.

Information regarding the outstanding stock options held by directors and executive officers of the Company as of June 21, 2004, is set forth below.

Stock Options Outstanding

Name	Number of shares of common stock	CDN$ Exercise price	Expiration date
Jean-Guy Rivard	100,000	1.75	06-22-2005
Jean-Guy Rivard	100,000	1.65	05-30-2006
Jean-Guy Rivard	100,000	1.78	01-08-2007
Jean-Guy Rivard	100,000	3.10	03-18-2007
Jean-Guy Rivard	200,000	4.72	12-01-2007
Jean-Guy Rivard	150,000	6.60	01-14-2009
Denis Arcand	20,000	1.75	06-22-2005
Denis Arcand	10,000	1.92	09-27-2005
Louis Dionne	100,000	4.60	05-01-2007
Louis Dionne	400,000	4.72	12-01-2007
Martin Rivard	10,000	1.75	06-22-2005
Martin Rivard	50,000	4.25	07-07-2007
Martin Rivard	100,000	4.72	12-01-2007
Jean-Yves Laliberté	50,000	6.60	01-14-2009
Campbell Stuart	20,000	5.50	12-19-2007
Total	1,510,000		

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A. Major Shareholders

Except for Jean-Guy Rivard, as disclosed in item 6.D "Directors, Senior Management and Employees", "Share Ownership" above, the Company does not know as of March 31, 2004 ,of any person who owns, beneficially, directly or indirectly, more than 5% of any class of the Company's voting securities, other than:

- Sprott Asset Management Inc., Toronto, Ontario which holds, as of March 31, 2004, 1,744,962 common shares representing 10.8% of the outstanding shares of the Company's common stock;

- Gestion Sodemex inc., 65 Sainte-Anne Street, 12th Floor, Quebec, Quebec G1R 3X5 Canada which holds, as of March 31, 2004, 1,309,134 common shares representing 8.1% of the outstanding shares of the Company's common stock.

There has been no significant change in the percentage ownership of company common stock held by Jean-Guy Rivard during the past three years. Gestion Sodemex inc. and Sprott Asset Management Inc. have held more than 5% of the Company's voting securities for the past three years.

Such major shareholders do not have different voting rights from the Company's other shareholders.

On December 31, 2003, the shareholders' list for the Company's common stock showed 293 registered shareholders and 16,073,653 shares outstanding. 144 (49.1%) of these shareholders were U.S. residents, owning 3,059,057 shares representing approximately 19% of the issued and outstanding shares of common stock.

The Company is not directly or indirectly owned or controlled by another corporation(s) or by any foreign government or by any other national or legal person(s), severally or jointly.

The Company has no knowledge of any arrangements that may, at a subsequent date, result in a change of control of the Company. No shareholders of the Company have different voting rights than any other shareholder.

B.   Related Party Transactions

None

C.   Interests of Experts and Counsel

None

ITEM 8.   FINANCIAL INFORMATION

A.   Consolidated Statements and Other Financial Information

The following consolidated financial statements of the Company are attached to this Annual Report:

Auditors' Report dated January 23, 2004

Consolidated Balance Sheets at December 31, 2003 and December 31, 2002

Consolidated Statements of Earnings and Retained Earnings for the Years ended December 31, 2003, December 31, 2002 and December 31, 2001

Consolidated Statements of Cash Flow for the Years ended December 31, 2003, December 31, 2002 and December 31, 2001

Notes to consolidated financial statements

Reference is made to Items 10 A. 2. and 17 for further details relating to the consolidated financial statements of the Company included in this Annual Report.

The Company has never paid any dividends and does not currently intend to pay any dividends in the near future.

The Company knows of no active, pending or overtly threatened legal proceeding or arbitration to which the Company is a party or to which any of its properties is subject which may have, or has had in the recent past, a significant effect on the Company's financial position or profitability.

B.   Significant Changes

No significant change has occurred since December 31, 2003 in the Company's financial condition or results of operations.

ITEM 9.   THE OFFER AND LISTING

The Company's common stock is traded on the Toronto Stock Exchange and the American Stock Exchange, and until June 11, 1999 it was traded on the Montreal Exchange.

<u>Toronto Stock Exchange</u>

Set forth below are the high and low sales prices on the Toronto Stock Exchange for actual trades of shares of the Company's common stock for the periods indicated.


Last Five Full Years
Toronto Stock Exchange
Common Stock Trading Activity


Year Ended	- Sales - Canadian Dollars	
	High	Low
December 31, 1999	$4.13	$2.00
December 31, 2000	$2.75	$1.20
December 31, 2001	$2.24	$1.20
December 31, 2002	$6.74	$1.75
December 31, 2003	$6.90	$3.80

Last Two Full Years
Toronto Stock Exchange
Common Stock Trading Activity

Quarter Ended	- Sales - Canadian Dollars	
	High	Low
March 31, 2002	$4.60	$1.75
June 30, 2002	$6.74	$3.75
September 30, 2002	$6.25	$3.20
December 31, 2002	$6.00	$4.50
March 31, 2003	$6.40	$4.35
June 30, 2003	$5.00	$3.82
September 30, 2003	$6.48	$3.80
December 31, 2003	$6.90	$5.50

Last Six Months
Toronto Stock Exchange
Common Stock Trading Activity

Month Ended	- Price - Canadian Dollars	
	High	Low
November 30, 2003	$6.70	$6.00
December 31, 2003	$6.69	$5.50
January 31, 2004	$6.90	$5.90
February 28, 2004	$6.33	$5.54
March 31, 2004	$6.25	$5.60
April 30, 2004	$6.30	$4.26
May 31, 2004	$5.46	$4.52

On June 21, 2004, the closing price for the Company's common stock on the Toronto Stock Exchange $4.45.

Montreal Exchange

Set forth below are the high and low sales prices on the Montreal Exchange for actual trades of shares of the Company's common stock for the periods indicated. In 1999, management of the Company determined that it was in the Company's best interest that its shares be traded on only one Canadian Stock exchange. Therefore, the Company voluntarily delisted its Common Stock from the Montreal Exchange effective June 11, 1999.

Last Full Years
Montreal Stock Exchange
Common Stock Trading Activity

| | - Sales - | |
| | Canadian Dollars | |
Year Ended	High	Low
December 31, 1999	$4.00	$2.85

American Stock Exchange

Effective on March 6, 1997, the Company's common stock was listed for trading on the American Stock Exchange under the symbol RIC. Set forth below are the high and low sales prices on the American Stock Exchange for actual trades of shares of the Company's Common Stock for the periods indicated.

Last Five Full Years
American Stock Exchange
Common Stock Trading Activity

| | - Sales - | |
| | US Dollars | |
Year Ended	High	Low
December 31, 1999	$3.00	$1.00
December 31, 2000	$2.00	$0.75
December 31, 2001	$1.47	$0.80
December 31, 2002	$4.40	$1.05
December 31, 2003	$5.29	$2.78

Last Two Full Years
American Stock Exchange
Common Stock Trading Activity

| | - Sales - | |
| | US Dollars | |
Quarter Ended	High	Low
March 31, 2002	$2.80	$1.05
June 30, 2002	$4.40	$2.49
September 30, 2002	$4.05	$2.01
December 31, 2002	$3.92	$2.85
March 31, 2003	$4.33	$2.95
June 30, 2003	$3.58	$2.78
September 30, 2003	$4.77	$2.85
December 31, 2003	$5.29	$4.16

Last Six Months
American Stock Exchange
Common Stock Trading Activity

| | - Sales - | |
| | US Dollars | |
Month Ended	High	Low
November 30, 2003	$5.09	$4.50
December 31, 2003	$5.12	$4.24
January 31, 2004	$5.39	$4.49
February 28, 2004	$4.94	$4.12
March 31, 2004	$4.78	$4.14
April 30, 2004	$4.81	$3.28
May 31, 2004	$4.00	$3.30

On June 21, 2004, the closing price for the Company's common stock on the American Stock Exchange was US$3.28.

ITEM 10.   ADDITIONAL INFORMATION

A.   Share Capital

Not applicable.

B.   Memorandum and Articles of Association

The Company was incorporated pursuant to Part 1A of the *Companies Act* (Quebec) on February 12, 1981 (File number 1843-2286) under the name Resources Minières Rouyn Inc. By Article of Amendment filed February 10, 1987 the Company added the English version Rouyn Mining Resources Inc. and another amendment filed with the Government of Quebec on June 20, 1991, the Company changed its name to Richmont Mines Inc. The Articles of Incorporation of the Company are registered by the Government of Quebec in register S02473, folio 10.

The Company has no specific objects or purposes set forth in its Articles of Incorporation or Bylaws.

Directors

A director who is a party to a contract or proposed contract with the Company or who is a director or officer of a company which is a party to a contract or proposed contract with the Company must disclose such interest in writing to the Company and ask that the nature and extent of his interest be recorded in the minutes of the Board of Director's meetings.

Such director may not attend nor participate in discussions relating to such contract or proposed contract, unless authorized by the Board, nor vote on any resolution regarding approval of the contract or proposed contract.

However, notwithstanding the foregoing, directors have the right to vote on determining the compensation of directors; provided that no director who is a paid employee or officer of the Company may receive fees from the Company.

The directors of the Company may:

(a)   borrow funds on the Company's credit for the amounts and on the conditions are deemed suitable;

(b)   hypothecate or pledge all or part of the real property of the Company, or pawn or otherwise encumber all or part of the moveable property of the Company, or give various guarantees to ensure payment of loans other than through the issue of bonds, as well as the payment or execution of other debts, contracts or commitments of the Company;

(c)   issue bills, bonds (debentures) and debenture-stock or other securities of the Company for such amounts and on such conditions they deem appropriate, and give as security or sell them for the amounts and prices deemed suitable;

(d)   hypothecate, pledge, pawn, assign and convey the movable or immovable property, present or future, of the Company, to secure payment of such bonds or other securities, or give only part of such guarantees for the same purposes; and constitute the aforementioned hypothecation, pledge, pawn, assignment and conveyance by way of a trust deed, or in any other manner; and

(e)   delegate to one or more members of management or to one or more directors of the Company who may be designated by the Directors, all or part of the powers conferred by the aforementioned clause to the extent and in the manner that the Board of Directors determines in such delegation of the said powers.

There is no age limitation, or minimum share ownership requirement, for the Company's directors. Directors are elected for one year terms.

Capital Stock

There is only one authorized class of capital stock of the Company: common stock. All issued and outstanding common shares are fully paid and non-assessable. Each holder of record of common shares is entitled to one vote for each common share so held on all matters requiring a vote of shareholders, including the election of directors. The holders of common shares will be entitled to dividends on a pro-rata basis, if and when as declared by the board of directors. There are no preferences, conversion rights, preemptive rights, subscription rights, or restrictions or transfers attached to the common shares. In the event of liquidation, dissolution, or winding up of the Company, the holders of common shares are entitled to participate in the assets of the Company available for distribution after satisfaction of the claims of creditors. There are no redemption or sinking fund provisions applicable to the common shares or any liability to further capital calls by the Company.

Under Quebec law (i) the Articles of Incorporation of the Company may be amended by the affirmative vote of the holders of two thirds (2/3) of the vote cast by the shareholders at a special meeting and (ii) the Bylaws of the Company may be amended by the Company's directors and ratified by the majority of the vote cast by the shareholders at the meeting.

The annual meeting of shareholders must be held each year within six (6) months of the end of the fiscal year. For any general meeting, a notice specifying the date, time and place of the meeting and the items to be discussed at the meeting must be sent to each shareholder entitled to vote at that meeting at least twenty-one (21) days before the date of such a meeting at the address indicated in the books of the Company or, if no address is indicated, the last address known by the registrar.

Quorum at any shareholders' meeting is two (2) shareholders attending in person and holding or representing by proxies at least ten per cent (10%) of the voting shares issued by the Company and carrying the right to vote at the meeting. Two shareholders attending in person and entitled to vote will constitute the quorum at any meeting of shareholders for the choice of the Chairman and adjournment of the meeting.

No business may be transacted unless the required quorum has been achieved.

There is no limitation imposed by the laws of Canada or by the charter or other constituent documents of the Company on the right of a non-resident to hold or vote the common shares, other than as provided in the *Investment Canada Act*, (the *"Investment Act"*) discussed below under item 10.D. "Additional Information - Exchange Controls."

C.   Material Contracts

The Escrow Agreement

The Hammerdown Mine was purchased from Abiting, Inc. ("Abiting") pursuant to an Escrow Agreement (the "Escrow Agreement") entered into by the Company, Abiting and Colby, Monet, Demers, Delage & Crevier, as escrow agent, in or about March 2000.

Pursuant to the Escrow Agreement, Abiting agreed to exercise its option under the Option Agreement dated November 3, 1999 (the "Option Agreement") between Major General Resources Ltd. ("Major General") and Abiting, to purchase the Hammerdown Mine property, and the Company agreed to pay the CDN$3,300,000 exercise price of the option. Richmont agreed to pay a further US$500,000 and CDN$500,000 to acquire certain related third party royalty interests in the property from Abiting. In addition, the Company agreed to assume all of Abiting's obligations under the Option Agreement, including royalty obligations, pay an additional US$200,000 to Abiting, pay all general expenses of Abiting in connection with the contemplated transaction, and forgive certain amounts advanced by the Company to Abiting. The total cost to the Company for the acquisition was approximately CDN$6 million.

In consideration of such payments by the Company, Abiting agreed to transfer all of its interest in the Hammerdown Mine property to the Company by executing royalty assignments and a Transfer of Mining Lease.

Patricia Mining Purchase Agreement

Richmont Mines signed on August 28, 2003, the Option/Joint Venture Agreement for the Island Gold project between Patricia Mining Corp. and Richmont Mines Inc., whereby it will invest $1.0 million, by way of a private placement, to purchase from Patricia Mining Corp. 1,400,000 flow-through shares and 600,000 common shares. With this investment, Richmont Mines is granted an option to earn a 55% undivided interest in Patricia Mining's Island Gold property. This option is conditional upon regulatory approvals and closing of financing.

Richmont Mines' investment in Patricia Mining will be used to partly finance a $2.5 million exploration program on the Island Gold project situated in Ontario. The exploration program is expected to begin shortly and will include surface drilling, dewatering of the Lochalsh ramp, underground drilling, and both lateral and vertical underground development. The planned underground program is aimed at defining resources at the Island Gold project. Patricia Mining is expected to complete this program before the end of September 2004. Richmont Mines will then be able to exercise its option and advance the project towards commercial production by funding development work up to a maximum of $10 million within 24 months in order to acquire a 55% managing interest in the joint venture.

A complete copy of the Option/Joint Venture Agreement is attached hereto as exhibit 5.1.

East Amphi Purchase Agreement

On December 5, 2003, Richmont Mines signed with McWatters Mining Inc. a Memorandum of Agreement and Management Agreement, a transaction whereby Richmont Mines acquired from McWatters the East Amphi Property and the Fourax Property, located near Malartic in northwestern Quebec, for a cash consideration paid on closing of CAN$7 million. McWatters is to complete a CAN$6 million exploration program on the East Amphi Property by December 31, 2004, which will also constitute additional consideration for Richmont Mines under the agreement. Richmont Mines, on behalf of McWatters, will manage the exploration work. Subject to completion of this exploration program, McWatters will be entitled to receive a 2% Net Smelter Returns royalty, which gives the right to McWatters to receive 2% of the ounces produced from the East Amphi and Fourax properties in excess of 300,000 ounces of gold. Richmont Mines has the option to purchase the 2% royalty for CAN$1.5 million at any time after the start of production.

A complete copy of Memorandum of Agreement and Management Agreement is attached hereto as exhibit 5.2.

The Beaufor Mine Purchase Agreement

As described above in "Item 4.C.2 "Description of Properties", "Beaufor Mine, Quebec, Canada", in March 2001, the Company purchased the Beaufor Mine property.

Pursuant to a letter agreement effective April 6, 2001 (the "Beaufor Mine Purchase Agreement") between the Company and Aurizon Mines Ltd. ("Aurizon"), the Company agreed to purchase all of Aurizon's 50% interest in the Beaufor Mine and Aurizon's 100% interest in the Perron property, in consideration for the payment by the Company to Aurizon of CDN$1.8 M in cash, and a royalty obligation based on the number of ounces of gold subsequently produced from the Beaufor Mine and the prevailing price of gold. The Company agreed to pay a royalty per two ounces of gold produced from the Beaufor Mine of CDN$5.00 if the price of gold per ounce is at least USD$280 but below US$300, and CDN$12.50 if the price of gold per ounce is more than USD$300, for the first 220,000 ounces of gold production from the Beaufor Mine. The Company further agreed to pay a royalty per two ounces of gold produced on all gold production from the Beaufor Mine after the first 220,000 ounces total production and per ounce of gold produced on all gold production from the Perron property of CDN$17.00 if the price of gold per ounce is at least USD$300 but below USD$325, CDN$18.50 if the price of gold per ounce is at least USD$325 but below USD$350, CDN$20.00 if the price of gold per ounce is at least USD$350 but below USD$375, CDN$22.50 if the price of gold per ounce is at least USD$375 but below USD$400, CDN$24.00 if the price of gold per ounce is at least USD$400 but below USD$500, and CDN$30.00 if the price of gold per ounce is more than USD$500. Royalty payments are due quarterly. It was further agreed that from and after the closing of the purchase, Richmont would replace Aurizon as the operator of the Beaufor Mine.

D. Exchange Controls

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-residents holders of the Company's common shares. Any remittance of dividends to United States residents are, however, subject to a 15% withholding tax (5% if the shareholder is a corporation owning at least 10% of the common shares of the Company) pursuant to Article X of the reciprocal income treaty between Canada and the United States.

Except as provided in the *Investment Canada Act*, there are no limitations under the laws of Canada, the Province of Quebec or in the Articles of Incorporation of the Company on the right of foreigners to hold or vote the common shares of the Company.

The *Investment Canada Act* (the "ICA"), which became effective on June 30, 1985, regulates the acquisition by non-Canadians of control of a Canadian business enterprise. In effect, the ICA required review by Investment Canada, the agency which administers the ICA, and approval by the Canadian government in the case of an acquisition of control of a Canadian business by a non-Canadian where: (i) in the case of a direct acquisition (for example, through a share purchase or asset purchase), the assets of the Canadian business are $5 million or more in value; or (ii) in the case of an indirect acquisition (for example, the acquisition of the foreign parent of the Canadian business) where the Canadian business has assets of $50 million or more in value or if the Canadian business represents more than 50% of the assets of the original group and the Canadian business has assets of $5 million or more in value. Review and approval are also required to the acquisition or establishment of a new business in areas concerning "Canada's cultural heritage or national identity" such as book publishing, film production and distribution, television and radio, production and distribution of music, and the oil and natural gas industry, regardless of the size of the investment.

In the context of the Company, in essence, three methods of acquiring control of a Canadian business are regulated by the ICA: (i) the acquisition of all or substantially all of the assets used in carrying on the Canadian business; (ii) the acquisition, directly or indirectly, of voting shares of a Canadian corporation carrying on the Canadian business; (iii) the acquisition of voting shares of an entity which controls, directly or indirectly, another entity carrying on a Canadian business. An acquisition of a majority of the voting interests of an entity, including a corporation, is deemed to be an acquisition of control under the ICA. An acquisition of less than one-third of the voting shares of a corporation is deemed not to be an acquisition of control. An acquisition of less than a majority, but one-third or more, of the voting shares of a corporation is presumed to be an acquisition of control unless it can be established that on the acquisition, the corporation is not, in fact, controlled by the acquirer through the ownership of voting shares. For partnerships, trusts, joint ventures or other unincorporated entities, an acquisition of less than a majority of the voting interests is deemed not to be an acquisition of control.

In 1988, the ICA was amended pursuant to the North American Free Trade Agreement dated January 2, 1988 between Canada and the United States to relax the restrictions of the ICA. As a result of these amendments, except where the Canadian business is in the cultural, oil and gas, uranium, financial services or transportation sectors, the threshold for direct acquisition of control by U.S. investors and other foreign investors acquiring control of a Canadian business from U.S. investors has been raised from $5 million to $150 million of gross assets, and indirect acquisitions are not reviewable.

In addition to the foregoing, the ICA requires that all other acquisitions of control of Canadian businesses by non-Canadians are subject to formal notification to the Canadian government. These provisions require a foreign investor to give notice in the required form, which notices are for information, as opposed to review, purposes.

E.   Taxation

The following summary of the material Canadian federal income tax considerations generally applicable in respect of the common stock reflects the Company's opinion. The tax consequences to any particular holder of common stock will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder's particular circumstances. This summary is applicable only to holders who are resident in the United States, have never been resident in Canada, deal at arm's length with the Company, hold their common stock as capital property and who will not use or hold the common stock in carrying on business in Canada. Special rules, which are not discussed in this summary, may apply to a United States holder that is an issuer that carries on business in Canada and elsewhere.

This summary is not exhaustive of all possible income tax consequences. It is not intended as legal or tax advice to any particular holder of common stock and should not be so construed. Each holder should consult his own tax advisor with respect to the income tax consequences applicable to him in his own particular circumstances.

Disposition of Common Stock

If a non-resident were to dispose of common stock of the Company to another Canadian corporation which deals or is deemed to deal on a non-arm's length basis with the non-resident and which, immediately after the disposition, is connected with the Company (i.e., the non-resident and any person with whom the non-resident does not deal at arm's length holds directly or indirectly shares representing more than 10% of the voting power and more than 10% of the market value of all issued and outstanding shares of the Company), the amount by which the fair market value of any consideration (other than any shares of the purchaser corporation) exceeds the paid-up capital of the common stock sold will be deemed to be taxable as a dividend paid by the purchasing corporation, either immediately or eventually by means of a deduction in computing the paid-up capital of the purchasing corporation, and subject to withholding taxes as described below.

Under the *Income Tax Act* (Canada), a gain from the sale of common stock of the Company by a non-resident will not be subject to Canadian tax since the common stock of the Company is listed on a prescribed stock exchange, provided the shareholder (and persons who do not deal at arm's length with the shareholder) have not held a "substantial interest" in the Company (25% or more of the shares of any class of the Company's stock) at any time in the five years preceding the disposition. Generally, the Canada-United States Income Tax Convention (1980) (the "Treaty") will exempt from Canadian taxation any capital gain realized by a resident of the United States, provided that the value of the common stock is not derived principally from real property situated in Canada.

Dividend

In the case of any dividends paid to non-residents, the Canadian tax is withheld by the Company, which remits only the net amount to the shareholder. By virtue of Article X of the Treaty, the rate of tax on dividends paid to residents of the United States is generally limited to 15% of the gross dividend (or 5%, in the case of certain corporate shareholders owning at least 10% of the Company's voting shares). In the absence of treaty provisions, the rate of Canadian withholding tax imposed on non-residents is 25% of the gross dividend. Stock dividends received by non-residents from the Company are taxable by Canada as ordinary dividends.

If a non-resident holder disposes of common stock to the Company (unless the Company acquired the common stock in the open market in the manner in which shares would normally be purchased by any member of the public), this will result in a deemed dividend to the non-resident holder equal to the amount by which the consideration paid by the Company exceeds the paid-up capital of such stock. The amount of such dividend will be subject to withholding tax as described above.

Capital Gains

A non-resident of Canada is not subject to tax under the *Income Tax Act* (Canada) in respect of a capital gain realized upon the disposition of a share of a capital gain realized upon the disposition of a share of a class that is listed on a prescribed stock exchange unless the share represents "taxable Canadian property" to other holder thereof. A common share of the Company will be taxable Canadian property to a non-resident holder if, at any time during the period of five years immediately preceding the disposition, the non-resident holder, persons with whom the non-resident holder did not deal at arm's length, or the non-resident holder and persons with he/she did not deal at arm's length owned 25% or more of the issued shares of any class or series of the Company. In the case of a non-resident holder to whom shares of the Company represent taxable Canadian property and who is resident in the United States, American tax will be payable on a capital gain realized on such shares by reason of the Treaty unless the value of such shares is derived principally from real property situated in Canada or the non-resident holder previously held the shares while resident in Canada. However, in such a case, certain transitional relief under the Treaty may be available.

Certain United States Federal Income Tax Consequences

The following is a summary of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of common shares of the Company by a U.S. Holder (as defined below) that holds the common shares as a capital asset. The discussion does not cover all aspects of U.S. federal income taxation that may be relevant to, or the actual tax effect that any of the matters described herein will have on, the acquisition, ownership or disposition of common shares of the Company by particular shareholders, and does not address state, local, foreign or other tax laws. In particular, this summary does not address tax considerations applicable to persons that own (directly or indirectly) 10 percent or more of the Company's voting shares, nor does this summary discuss all of the tax considerations that may be relevant to certain types of persons subject to special treatment under the U.S. federal income tax laws (such as financial institutions, insurance companies, persons liable for the alternative minimum tax, individual retirement accounts and other tax-deferred accounts, tax-exempt organisations, dealers in securities or currencies, persons that hold the common shares as part of straddles, hedging transactions or conversion transactions for U.S. federal income tax purposes or persons whose functional currency is not the U.S. dollar).

As used herein, the term "U.S. Holder" means a beneficial owner of the Company's common shares that is (i) a citizen or resident of the United States for U.S. federal income tax purposes, (ii) a corporation, or other entity treated as a corporation, created or organised under the laws of the United States or any State thereof, (iii) an estate the income of which is subject to U.S. federal income tax without regard to its source or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial.

The summary is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, as well as on the income tax treaty between the

United States and Canada (the "Treaty"), all as currently in effect and all subject to change at any time, possibly with retroactive effect.

Distributions on Common Shares of the Company

General. U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that the Company has current or accumulated earnings and profits (as determined for U.S. federal income tax purposes), without reduction for any Canadian income tax withheld from such distributions. Such income will be foreign source dividend income and generally will not be eligible for the dividends received deduction allowed to corporations. Canadian tax withheld from such distributions may be credited, subject to certain limitations, against the U.S. Holder's United States Federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's United States Federal taxable income by those who itemize deductions. (See more detailed discussion in the section captioned "Foreign Tax Credit" below). To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common shares, and then as capital gain. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder that is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder that is a corporation. The Company does not maintain calculations of its earnings and profits in accordance with U.S. federal tax accounting principles.

The *Jobs and Growth Tax Relief Reconciliation Act* of 2003 (the "Act") amended provisions of the Code regarding the taxation of dividends effective as of January 1, 2003 for calendar year taxpayers. In general, under the Act dividends paid by qualified corporations to non-corporate taxpayers will be taxed at the same rate as capital gains, rather than at the higher ordinary income tax rate. A foreign corporation such as the Company is a qualified corporation to the extent that the dividends are paid with respect to stock that is readily tradable on an established securities market in the United States. Accordingly, dividends paid with respect to shares of the Company that are registered to trade on the American Stock Exchange (or any other future established U.S. securities market on which the Company's shares may be listed in the future) should be eligible for the reduced tax rate. Eligibility for the reduced tax rate is dependent on satisfying a holding period and certain other limitations. The reduced tax rate also cannot be claimed with respect to dividends that are included as investment income for purposes of the limitation on the deduction of investment interest.

Foreign Currency Dividends. Dividends paid in Canadian Dollars will be included in income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day the dividends are received by the U.S. Holder, regardless of whether the Canadian Dollars are converted into U.S. Dollars at that time. If dividends received in Canadian Dollars are converted into U.S. Dollars on the day they are received, the U.S. Holder generally will not be required to recognize foreign currency gain or loss with respect to the dividend income.

Effect of Canadian Withholding Taxes. As discussed above in Taxation, Dividend, under current law payments by the Company to foreign investors are subject to a 25 % Canadian withholding tax. The rate of withholding applicable to U.S. Holders that are eligible for benefits under the Treaty generally is reduced to a maximum rate of 15 % (except for certain corporate holders). For U.S. federal income tax purposes, U.S. Holders will be treated as having received the amount of Canadian taxes withheld by the Company, and as then having paid over the withheld taxes to the Canadian taxing authorities. As a result of this rule, the amount of dividend income included in gross income for U.S. federal income tax purposes by a U.S. Holder with respect to the payment of dividends may be greater than the amount of cash actually received (or receivable) by the U.S. Holder from the Company with respect to the payment.

U.S. Holders that are accrual basis taxpayers must translate Canadian taxes into U.S. dollars at a rate equal to the average exchange rate for the taxable year in which the taxes accrue, while all U.S. Holders must translate taxable dividend income into U.S. dollars at the spot rate on the date received. This difference in exchange rates may reduce the U.S. dollar value of the credits for Canadian taxes relative to the U.S. Holder's U.S. federal income tax liability attributable to a dividend.

Foreign Tax Credit

Subject to certain limitations, a U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. U.S. Holders that are eligible for benefits under the Treaty will not be entitled to a foreign tax credit for the amount of Canadian taxes withheld in excess of the 15 % maximum rate available under the Treaty, and with respect to which the U.S. Holder can obtain a refund from the Canadian taxing authorities. Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on year-by-year basis and applies to all foreign income taxes (or taxes in lieu of income tax) paid by (or withheld from) the U.S. Holder during the year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his/her or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Under the Act, beginning in 2003, taxpayers also must account for the rate differential on dividend income (i.e., the difference between the highest applicable tax rate and the highest dividend tax rate) in applying these limitations. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as "passive income", "high withholding tax interest", "financial services income", "shipping income", and certain other classifications of income. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of common shares of the Company should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Company

A U.S. Holder will recognize gain or loss from the sale of common shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the common shares of the Company. This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder, which will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders that are individuals, net capital loss may be offset against up to $3,000 of ordinary income each tax year, and any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Backup Withholding and Information Reporting

Payments of dividends or other proceeds with respect to common shares of the Company by a U.S. paying agent or other U.S. intermediary will be reported to the IRS and to the U.S. Holder as may be required under applicable regulations. Backup withholding at a rate of 28 per cent may apply to these payments if the U.S. Holder fails to provide an accurate taxpayer identification number or certification of foreign or other exempt status or fails to report all interest and dividends required to be shown on its U.S. federal income tax returns. Certain U.S. Holders (including, among others, corporations) are not subject to backup withholding. U.S. Holders should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining exemption.

F.   **Dividends and Paying Agents**

Not applicable.

G.   **Statement by Experts**

Not applicable.

H.   **Documents on Display**

Subject to confidentiality concerns, all documents concerning the Company that are referred to in the Annual Report may be inspected by shareholders upon reasonable advance notice, at the Company's headquarters at 110, Avenue Principale, Rouyn-Noranda, Quebec J9X 4P2. A summary in English of any such document not in English will be provided.

I.   Subsidiary Information

Not applicable.

ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Commodity Price Risk Disclosure

See item 4. "Information on the Company - Gold Marketing and Sales."

At current 2004 estimates of production of 71,000 ounces of gold and at an estimated average gold price of US$400, including management's estimates of the Company's operating expenses, a US$40 change in the market price of gold would result in an increase or decrease of approximately CDN$2,200,000 in annual net income and in annual cash flows.

Foreign Currency Risk Disclosure

The Company's revenues are mainly denominated in US dollars, while investments and operating costs, primarily accrue in Canadian dollars. The Company's cash flow and results of operations will therefore be affected by fluctuations in the US/CDN dollar exchange rate.

At current 2004 estimates of production of 71,000 ounces of gold and at an estimated average gold price of US$400 excluding management's estimates of the Company's operating expenses, a $0.10 change in the CDN dollar exchange rate would result in an increase or decrease of CDN approximately CDN$3,300,000 in annual net income and in annual cash flow.

To reduce the effects of fluctuations in US/CDN dollar exchange rates, the Company may use financial instruments to hedge currency exposures in the ordinary course of business. It is current Company policy to seek to harmonize the amount and duration of its gold and US/CDN hedging policies.
The Company does not require or place collateral for its foreign currency and gold hedging derivatives. However, the Company seeks to minimize its credit risk by dealing with only major international banks and financial institutions.

Interest Rate Risk Disclosure

At December 31, 2003, the Company had no outstanding long-term debt. Therefore, the Company does not believe it is exposed to significant interest rate risk.

ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

None

PART II

ITEM 13.   **DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES**

None

ITEM 14.   **MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS**

None

ITEM 15.   **CONTROLS AND PROCEDURES**

As of December 31, 2003, the Company's management, including its Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective to ensure that all material information required to be filed in this Annual Report on Form 20-F was made known to them in a timely fashion. There has been no change in the Company's internal control over financial reporting during 2003 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 16A.   **AUDIT COMMITTEE FINANCIAL EXPERT**

The board of directors has determined that Gilles Loiselle serves as "audit committee financial expert" on its audit committee and that he is also an independent Director.

ITEM 16B.   **CODE OF ETHICS**

The Company has adopted a Code of Ethics that applies to the Company's principal executive officer, principal financial officer and principal accounting officer or controller. This Code of Ethics is included as exhibit 14.1 to this Annual Report on Form 20-F.

ITEM 16C.   **PRINCIPAL ACCOUNTANT FEES AND SERVICES**

Audit Committee's Pre-Approval Policies and Procedures

Starting with the year 2004, the audit committee provided to the external auditor of the Company a list of services preapproved. If officers of Richmont Mines are asking for other services, the external auditor will need to have the approval of the audit committee president before accepting the mandate which will be formally approved by the audit committee at the next meeting. The list provided to the external auditor will be revised every year by the audit committee and can be modified by the audit committee at any time by sending a written notice to the external auditor.

The following table shows the total fees billed for each of the two fiscal years by the Company's external auditor and the percentage of such fees for service approved by the audit committee or the audit committee president.

	2003		2002	
	$	% approved by Audit Committee	$	% approved by Audit Committee
Audit fees	101,475	100	108,000	100
Audit-related fees	13,125	100	4,900	N/A
Tax fees	57,605	100	47,775	N/A
All other fees	51,269	100	91,410	N/A
Total	223,474		252,085	

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not yet applicable

PART III

ITEM 17. CONSOLIDATED FINANCIAL STATEMENTS

The audited consolidated financial statements referred to below are included herein and found immediately following the text of this Annual Report. The report of the Company's auditors on such consolidated financial statements is included herein immediately preceding such audited consolidated financial statements.

Audited Consolidated Financial Statements

Auditors' Report dated January 23, 2004

Consolidated Balance Sheets at December 31, 2003 and December 31, 2002

Consolidated Statements of Earnings and Retained Earnings for the Years ended December 31, 2003, December 31, 2002 and December 31, 2001

Consolidated Statements of Cash Flow for the Years ended December 31, 2003, December 31, 2002 and December 31, 2001

ITEM 18.   CONSOLIDATED FINANCIAL STATEMENTS

The Company has elected to provide consolidated financial statements pursuant to Item 17 of Form 20-F.

ITEM 19.   EXHIBITS

Exhibit No.	Exhibit	Page
1.1	Articles of Incorporation of the Company, including all amendments thereto[1]	
1.2	Bylaws of the Company, including all amendments thereto[1]	
5.1	Option/Joint Venture Agreement for the Island Gold project between Patricia Mining Corp. and Richmont Mines Inc. dated August 28, 2003	
5.2	Memorandum of Agreement and Management Agreement between McWatters Mining Inc. and Richmont Mines Inc. dated December 5, 2003	
8.1	List of Subsidiaries	
14.1	Code of Ethics	
31.1	Rule 13a-14(a)/15d-14(a) Certifications	
32.1	Certification of periodic financial report pursuant to Section 906 of the *Sarbanes-Oxley Act* of 2002, 18 U.S.C. Section 1350	

---

[1]   Incorporated by reference to Exhibit No. 1 to the Company's Registration Statement on Form 20-F dated September 25, 1996 filed with the Securities and Exchange Commission.

Consolidated Financial Statements of

RICHMONT MINES INC.

Years ended December 31, 2003, 2002 and 2001

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Richmont Mines Inc.

We have audited the accompanying consolidated balance sheets of Richmont Mines Inc. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of earnings, retained earnings, and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Richmont Mines Inc. and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 18 to the consolidated financial statements.

KPMG LLP

Chartered Accountants

Montréal, Canada
January 23, 2004

RICHMONT MINES INC.
Consolidated Financial Statements
Years ended December 31, 2003, 2002 and 2001

Consolidated Financial Statements

Consolidated Statements of Earnings 1

Consolidated Statements of Retained Earnings.. 2

Consolidated Balance Sheets 3

Consolidated Statements of Cash Flow 4

Notes to Consolidated Financial Statements.. 5

RICHMONT MINES INC.

Consolidated Statements of Earnings
Years ended December 31
(in Canadian dollars)

	2003 $	2002 $	2001 $
		(Restated)	(Restated)
REVENUES			
Precious metals	**48,103,530**	49,815,082	34,013,168
Other revenues *(note 3)*	**2,205,511**	1,960,728	1,030,348
	50,309,041	51,775,810	35,043,516
EXPENSES			
Operating costs	**30,324,791**	25,403,492	20,570,443
Royalties	**851,242**	675,177	206,591
Administration	**2,772,658**	3,874,181	1,660,124
Exploration and evaluation of projects *(note 4)*	**3,626,107**	3,727,600	460,300
Evaluation and maintenance charges – Beaufor Mine	**-**	-	1,283,528
Accretion expense of asset retirement obligations *(note 5)*	**150,848**	142,984	128,950
Expense of asset retirement	**-**	100,000	-
Depreciation and depletion	**4,817,968**	6,812,412	5,028,419
Write-down of mining assets *(note 6)*	**-**	-	4,162,918
	42,543,614	40,735,846	33,501,273
EARNINGS BEFORE OTHER ITEMS	**7,765,427**	11,039,964	1,542,243
MINING AND INCOME TAXES *(note 7)*	**1,725,596**	3,935,969	258,605
	6,039,831	7,103,995	1,283,638
MINORITY INTEREST	**1,005,290**	31,427	-
NET EARNINGS	**5,034,541**	7,072,568	1,283,638
NET EARNINGS PER SHARE *(note 8)*			
Basic	**0.32**	0.46	0.09
Diluted	**0.31**	0.45	0.09
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	**15,926,191**	15,339,497	15,051,644

See accompanying notes to consolidated financial statements.

RICHMONT MINES INC.

Consolidated Statements of Retained Earnings
Years ended December 31
(in Canadian dollars)

	2003 $	2002 $	2001 $
		(Restated)	(Restated)
BALANCE, BEGINNING OF YEAR	**9,476,530**	390,712	(129,752)
Changes in accounting policies *(note 1)*	**(880,398)**	1,132,852	367,304
Restated balance	**8,596,132**	1,523,564	237,552
Net earnings	**5,034,541**	7,072,568	1,283,638
Redemption of shares *(note 13)*	**(378,309)**	-	2,374
BALANCE, END OF YEAR	**13,252,364**	8,596,132	1,523,564

See accompanying notes to consolidated financial statements.

RICHMONT MINES INC.

Consolidated Balance Sheets
December 31
(in Canadian dollars)

	2003 $	2002 $
		(Restated)
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	29,083,879	19,473,235
Short-term investments *(note 9)*	1,000,000	11,505,685
Accounts receivable *(note 10)*	3,203,269	1,937,412
Inventories *(note 11)*	2,848,758	2,936,467
	36,135,906	35,852,799
SECURITY DEPOSITS	1,286,061	19,000
PROPERTY, PLANT AND EQUIPMENT *(note 12)*	14,938,778	10,166,901
FUTURE MINING AND INCOME TAXES *(note 7)*	1,134,452	-
	53,495,197	46,038,700
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued charges	3,507,213	3,345,916
Mining and income taxes payable	1,444,718	2,750,806
	4,951,931	6,096,722
ASSET RETIREMENT OBLIGATIONS *(note 5)*	3,207,529	2,742,690
MINORITY INTEREST	1,055,917	50,627
FUTURE MINING AND INCOME TAXES *(note 7)*	672,061	-
	9,887,438	8,890,039
SHAREHOLDERS' EQUITY		
Capital stock *(note 13)*	28,189,056	26,740,292
Contributed surplus	2,166,339	1,812,237
Retained earnings	13,252,364	8,596,132
	43,607,759	37,148,661
Commitments *(note 14)*		
Contingency *(note 15)*		
	53,495,197	46,038,700

See accompanying notes to consolidated financial statements.

On behalf of the Board:

Jean-Guy Rivard
Chairman

Réjean Houle
Director

RICHMONT MINES INC.

Consolidated Statements of Cash Flow
Years ended December 31
(in Canadian dollars)

	2003 $	2002 $	2001 $
		(Restated)	(Restated)
CASH FLOW FROM OPERATIONS			
Net earnings	5,034,541	7,072,568	1,283,638
Adjustments for:			
Depreciation and depletion	4,817,968	6,812,412	5,028,419
Stock-based compensation	354,102	1,831,437	-
Accretion expense of asset retirement obligations	150,848	142,984	128,950
Liability settlement	-	-	(500,000)
Write-down of short-term investments	-	219,372	-
Write-down of mining assets	-	-	4,162,918
Minority interest	1,005,290	31,427	-
Future mining and income taxes	(462,391)	(78,143)	(1,128,051)
	10,900,358	16,032,057	8,975,874
Net change in non-cash working capital	(2,322,939)	(96,309)	2,974,514
	8,577,419	15,935,748	11,950,388
CASH FLOW USED IN INVESTMENTS			
Short-term investments	10,505,685	(11,725,057)	-
Security deposits	(1,267,061)	(19,000)	-
Beaufor Mine	(1,255,345)	(1,293,246)	(3,599,984)
Hammerdown Mine	-	(62,854)	(3,858,801)
East Amphi property	(7,104,894)	-	-
Other investments	(915,615)	(738,988)	(130,824)
	(37,230)	(13,839,145)	(7,589,609)
CASH FLOW FROM (USED IN) FINANCING ACTIVITIES			
Issue of common shares	1,647,656	1,770,855	-
Redemption of common shares	(577,201)	-	(6,590)
	1,070,455	1,770,855	(6,590)
Net increase in cash and cash equivalents	9,610,644	3,867,458	4,354,189
Cash and cash equivalents, beginning of year	19,473,235	15,605,777	11,251,588
Cash and cash equivalents, end of year	29,083,879	19,473,235	15,605,777
SUPPLEMENTAL INFORMATION			
Cash paid during the year:			
Mining and income taxes	3,984,254	2,840,445	702,132

See accompanying notes to consolidated financial statements.

RICHMONT MINES INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2003, 2002 and 2001
(in Canadian dollars)

Richmont Mines Inc. (the "Company"), incorporated under Part 1A of the Quebec Companies Act, is engaged in mining, exploration and development of mining properties, principally gold.

1. Changes in accounting policies

a) During the fourth quarter of 2003, the Company retroactively adopted by anticipation the new accounting recommendations of section 3110 of the Canadian Institute of Chartered Accountants handbook relating to "Asset retirement obligations." This section defines the standards for the recognition, measurement and disclosure of asset retirement obligations. Prior to this quarter, the provision for site restoration costs was recognized in expenses.

According to this section, the total amount of the estimated cash flows required to settle the obligations arising from environmentally acceptable closure and post-closure plans is discounted based on the credit-adjusted risk-free rate and is recorded as a liability. In way of compensation, the total discounted estimated cash flow is capitalized to the associated long-lived assets, and depreciated in accordance with the units-of-production method calculated on proven and probable reserves. The asset retirement obligations recorded are adjusted for accumulated accretion in accordance with the expected timing of payment of the cash flow required to settle these obligations.

Accordingly and as required by the transition standards of this section, the financial statements for the years ended December 31, 2002 and 2001 were restated following this change in accounting policy. Therefore, the balance of retained earnings as at December 31, 2000 has been increased by $367,304 and net earnings for the years ended December 31, 2002 and 2001 have been (decreased) increased by ($368,413) and $765,548, respectively.

b) During the fourth quarter of 2003, the Company adopted in advance the new accounting policy relating to the recognition of stock-based compensation and other stock-based payments. The Company uses from now on the fair-value method calculated according to the Black & Scholes option pricing model to record the stock options granted for the benefit of employees. Before that date, the settlement-value method was used to record these stock options.

The retroactive transition method with restatement was used. Accordingly, the financial statements for the year ended December 31, 2002 were restated following this change in accounting policy. Therefore, the balance of retained earnings as at December 31, 2002 has been decreased by $1,644,837.

c) In February 2003, the CICA issued Accounting Guideline ("AcG-14"), *Disclosure of Guarantees*, which requires certain disclosures to be made by a guarantor about its obligations under guarantees in its interim and annual consolidated financial statements for interim periods beginning on or after January 1, 2003.

A guarantee is a contract or an indemnification agreement that contingently requires the Company to make payments to the other party to the contract or agreement, based on changes in an underlying obligation that is related to an asset, a liability or an equity security of the other party, or based on a third party failure to perform under an obligating agreement. It could also be an indirect guarantee of the indebtedness of another party, even though the payment to the other party may not be based on changes in an underlying obligation that is related to an asset, liability or equity security of the other party.

In management's opinion, the Company does not have guarantees, other than those disclosed in notes 5, 14 and 15).

RICHMONT MINES INC.

Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2003, 2002 and 2001
(in Canadian dollars)

---

2. **Significant accounting policies**

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles. As described in note 18, these principles differ in certain material respects from the principles that the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States. The significant accounting policies followed by the Company are as follows:

a) **Basis of consolidation**

The consolidated financial statements include the accounts of the Company and those of its subsidiaries, Camflo Mill Inc. (100%) and Louvem Mines Inc. (69%).

b) **Precious metals revenue recognition**

Precious metals revenue, based upon spot metal prices or forward sales contracts, is recorded when rights and obligations related to ownership are transferred to the purchaser.

c) **Cash and cash equivalents**

Cash and cash equivalents comprise cash and short-term investments with original maturity dates of less than 90 days.

d) **Short-term investments**

Short-term investments are carried at the lower of cost and market value.

e) **Inventories**

Supply inventories are valued at the lower of average cost and replacement cost. Ore and precious metals inventories are valued at the lower of average cost and net realizable value.

f) **Exploration properties**

Mining exploration expenditures are expensed as incurred. The acquisition costs of exploration properties and expenditures incurred on properties identified as having development potential are capitalized in accordance with the policies described in note 2 g).

g) **Property, plant and equipment**

Property, plant and equipment are recorded at cost. Development costs are capitalized when a decision is made to bring an ore body into production. When a project is brought into commercial production, related costs are transferred to the various fixed-asset categories and are depreciated according to the units-of-production method calculated on proven and probable reserves. Depreciation of mobile equipment is calculated using the straight-line method based on its anticipated useful life.

Construction costs include interest on funds borrowed and future costs of asset retirement. Upon commencement of commercial production, construction costs are transferred to the various categories of buildings and equipment and amortized on their respective bases.

When the net carrying value of a capital asset exceeds the estimated undiscounted future net cash flow, the excess is charged to earnings.

h) **Future mining and income taxes**

The Company accounts for income taxes under the asset and liability method. Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in the income statement in the period that includes the enactment date.

RICHMONT MINES INC.

Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2003, 2002 and 2001
(in Canadian dollars)

2.   **Significant accounting policies (continued)**

    i)   **Foreign currency translations**

        Transactions pertaining to the statement of earnings are translated at the rate of exchange prevailing at the date of the transaction. Monetary assets and liabilities resulting from these transactions are translated at the rate of exchange in effect at the balance sheet date. Exchange gains or losses are included in earnings.

    j)   **Hedging activities**

        Gains and losses on forward contracts and other instruments that effectively establish selling prices for future production are not recognized in income until reflected in precious metals revenues when the related production is delivered.

    k)   **Government assistance**

        Grants originating from government assistance are recorded as a revenue or as a reduction of property, plant and equipment, based on the nature of the grant.

    l)   **Earnings per share**

        Earnings per share is the result of net earnings divided by the average outstanding number of shares during the period. Diluted earnings per share is determined using the treasury-stock method.

    m)   **Use of estimates**

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Significant areas requiring the use of management estimates relate to the useful life of assets for amortization purposes and for the evaluation of their net recoverable amount, the provisions for site restoration costs and income and mining taxes. Accordingly, actual results could differ from these estimates.

3.   **Government assistance**

    The Company has recorded government assistance in the amount of $1,006,196 ($1,522,996 in 2002 and $287,636 in 2001) in "Other revenues."

RICHMONT MINES INC.

Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2003, 2002 and 2001
(in Canadian dollars)

4.   Exploration and evaluation of projects

	2003	2002	2001
	$	$	$
Francoeur Mine	**1,776,152**	2,331,734	273,958
Hammerdown Mine	**515,200**	384,595	-
Beaufor Mine	**1,221,682**	808,244	-
Wasamac property	**551,320**	29,412	27,882
Other properties	**421,041**	20,008	56,016
Evaluation of projects	**335,311**	153,607	102,444
	4,820,706	3,727,600	460,300
Exploration tax credit	**1,194,599**	-	-
	3,626,107	3,727,600	460,300

5.   Asset retirement obligations

The Company's production and exploration activities are subject to various federal and provincial laws and regulations governing the protection of the environment. These laws and regulations are continually changing and are generally becoming more restrictive. The Company conducts its operations so as to protect public health and the environment. The Company has therefore recorded its asset retirement obligations of the mining sites based on management's best estimate of the costs. Such estimates are, however, subject to change based on modifications to laws and regulations or as new information becomes available.

RICHMONT MINES INC.

Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2003, 2002 and 2001
(in Canadian dollars)

5. Asset retirement obligations (continued)

a) Changes in obligations

The following tables set forth the evolution of the asset retirement obligations for the years ended December 31, 2003, 2002 and 2001:

2003	Liability balance as at January 1 $	Accretion expense $	New liability $	Liability balance as at December 31 $
Hammerdown Mine	206,130	11,337	-	**217,467**
Nugget Pond Mill	580,883	31,949	-	**612,832**
Francoeur Mine	147,236	8,098	-	**155,334**
Beaufor Mine	256,948	14,132	-	**271,080**
Camflo Mill	1,551,493	85,332	-	**1,636,825**
East Amphi property	-	-	313,991	**313,991**
	2,742,690	150,848	313,991	**3,207,529**

2002	Liability balance as at January 1 $	Accretion expense $	Liability balance as at December 31 $
Hammerdown Mine	195,384	10,746	206,130
Nugget Pond Mill	550,600	30,283	580,883
Francoeur Mine	139,561	7,675	147,236
Beaufor Mine	243,552	13,396	256,948
Camflo Mill	1,470,609	80,884	1,551,493
	2,599,706	142,984	2,742,690

2001	Liability balance as at January 1 $	Accretion expense $	Liability settlement $	Liability balance as at December 31 $
Hammerdown Mine	190,223	5,161	-	195,384
Nugget Pond Mill	521,896	28,704	-	550,600
Francoeur Mine	132,285	7,276	-	139,561
Beaufor Mine	732,410	11,142	500,000	243,552
Camflo Mill	1,393,942	76,667	-	1,470,609
	2,970,756	128,950	500,000	2,599,706

RICHMONT MINES INC.

Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2003, 2002 and 2001
(in Canadian dollars)

5.   **Asset retirement obligations (continued)**

    b)   **Information used in the calculation of obligations**

The following table sets forth the assumptions used in the calculation of the asset retirement obligations for the year ended December 31, 2003:

	Total amount of the estimated cash flow $	Discount period remaining in years	Credit-adjusted risk-free rate %
Hammerdown Mine	229,428	2004	5.5
Nugget Pond Mill	759,191	2007	5.5
Francoeur Mine	192,432	2007	5.5
Beaufor Mine	354,290	2008	5.5
Camflo Mill	2,381,055	2010	5.5
East Amphi property	456,756	2010	5.5
	4,373,152		

    c)   **The fair value of the asset obligations**

The following table sets forth the fair value of the assets subject to laws and regulations that will be subject to the settlement of the asset retirement obligations. As at December 31, 2003, the Company has posted deposit certificates as security for its site restoration obligations split as follows:

	2003 $
Nugget Pond Mill and Hammerdown Mine	30,000
Francoeur Mine	19,000
Beaufor Mine	9,800
Camflo Mill	1,227,261
East Amphi property	-
	1,286,061

As at December 31, 2002, the Company had posted letters of credit amounting to $1,257,000 and a security deposit of $19,000 as a guarantee for its site restoration obligation.

6.   **Write-down of mining assets**

Each year, the Company reviews the carrying value of its assets. As at December 31, 2001, the Company concluded that a write-down was required for Nugget Pond Mine of $4,162,918.

7.   **Mining and income taxes**

Mining and income tax expense attributable to earnings consists of:

	2003 $	2002 $	2001 $
Current	2,187,987	4,014,112	1,386,656
Future	(462,391)	(78,143)	(1,128,051)
	1,725,596	3,935,969	258,605

RICHMONT MINES INC.

Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2003, 2002 and 2001
(in Canadian dollars)

7. Mining and income taxes (continued)

Income tax expense attributed to earnings differs from the amounts computed by applying the combined federal and provincial income tax rate of 33.07% (2002 – 34.09% and 2001 – 32.83%) to earnings before mining and income taxes as a result of the following:

	2003 $	2002 $	2001 $
		(Restated)	(Restated)
Earnings before mining and income taxes:	**7,765,427**	11,039,964	1,542,243
Computed "expected" tax expense	**2,568,027**	3,763,745	506,263
Increase (decrease) in mining and income taxes resulting from:			
Resource allowance deduction	**(696,616)**	(1,124,713)	(595,449)
Tax benefits not recognized	**(987,202)**	(810,941)	266,382
Other	**(267,621)**	122,274	(294,983)
Income taxes	**616,588**	1,950,365	(117,787)
Large corporations tax	**-**	-	1,200
Mining duties	**1,109,008**	1,985,604	375,192
Total current and future mining and income tax provision	**1,725,596**	3,935,969	258,605

The tax effects of temporary differences that give rise to significant portions of the future tax assets and future tax liabilities at December 31, 2003 and 2002, are presented below:

	2003 $	2002 $
		(Restated)
Long-term future tax assets:		
Losses carry forward	**238,779**	198,254
Asset retirement obligations	**1,406,399**	1,220,971
Property, plant and equipment	**1,390,019**	2,028,538
Future tax assets	**3,035,197**	3,447,763
Less valuation allowance	**(1,900,745)**	(2,887,947)
	1,134,452	559,816
Long-term future tax liabilities:		
Property, plant and equipment	**(420,044)**	(559,816)
Other	**(252,017)**	-
	(672,061)	(559,816)
Net long-term future tax assets	**462,391**	**-**

The Company may benefit from capital losses to carry forward (without an expiry date) amounting to $1,019,120.

RICHMONT MINES INC.

Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2003, 2002 and 2001
(in Canadian dollars)

8. Net earnings per share

	2003	2002	2001
		(Restated)	(Restated)
Net earnings attributed to common shareholders ($)	**5,034,541**	7,072,568	1,283,638
Weighted average number of outstanding shares	**15,926,191**	15,339,497	15,051,644
Effect of dilutive share purchase options	**550,088**	511,156	-
Weighted average number of dilutive outstanding shares	**16,476,279**	15,850,653	15,051,644
Basic earnings per share ($)	**0.32**	0.46	0.09
Diluted earnings per share ($)	**0.31**	0.45	0.09

9. Short-term investments

Short-term investments include investments in shares of publicly-traded companies and short-term investments with an original term of more than 90 days, but no longer than one year. The fair market value is $1,540,000 ($11,597,944 in 2002).

10. Accounts receivable

	2003	2002
	$	$
Sales and income taxes	**2,499,572**	912,428
Government assistance	**572,205**	662,177
Other	**131,492**	362,807
	3,203,269	1,937,412

11. Inventories

	2003	2002
	$	$
Precious metals	**801,706**	910,769
Ore	**625,900**	881,355
Supply	**1,421,152**	1,144,343
	2,848,758	2,936,467

RICHMONT MINES INC.

Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2003, 2002 and 2001
(in Canadian dollars)

12. Property, plant and equipment

		2003			2002
	Cost $	Accumulated depreciation and depletion $	Net book value $	Cost $	Accumulated depreciation and depletion $	Net book value $
				(Restated)	(Restated)	(Restated)
Mining properties	13,684,634	4,830,650	8,853,984	5,644,726	2,684,378	2,960,348
Development costs	6,182,163	4,739,536	1,442,627	5,865,061	3,819,427	2,045,634
Buildings	6,985,400	5,136,954	1,848,446	5,757,767	4,435,198	1,322,569
Equipment	13,070,609	11,159,433	1,911,176	13,421,129	10,345,335	3,075,794
Asset retirement	2,156,121	1,273,576	882,545	1,842,130	1,079,574	762,556
	42,078,927	27,140,149	14,938,778	32,530,813	22,363,912	10,166,901

13. Capital stock

Authorized: Unlimited number of common shares, no par value

	2003		2002	
	Number of shares	Amount $	Number of shares	Amount $
				(Restated)
Issued and paid: Common shares				
Balance, beginning of year	15,747,300	26,740,292	15,051,200	24,969,437
Issue of shares a)	441,653	1,647,656	696,100	1,770,855
Redemption of shares b)	(115,300)	(198,892)	-	-
Balance, end of year	16,073,653	28,189,056	15,747,300	26,740,292

a) **Issue of shares**

In 2003, the Company issued, through the exercise of stock options, 380,900 common shares and 60,753 flow-through shares from a private investment for a cash consideration of $1,158,320 and $489,336, respectively.

In 2002, the Company issued 696,100 common shares through the exercise of stock options for a cash consideration of $1,770,855.

b) **Redemption of shares**

In 2003, the Company redeemed 115,300 common shares for $577,201 in cash. This transaction reduced retained earnings by $378,309.

c) **Stock Option Purchase Plan**

The Company offers a Stock Option Purchase Plan under which options to acquire common shares may be granted to its directors, officers, employees and non-employees. According to this plan, established in 1995 and amended in 1997, 2002 and 2003, the Company may grant options for up to 4,444,400 common shares. The exercise price of each option is the market price of the Company's stock on the date of grant and the maximum term of the granted options is 10 years.

RICHMONT MINES INC.

Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2003, 2002 and 2001
(in Canadian dollars)

13. Capital stock (continued)

c) Stock Option Purchase Plan (continued)

A summary of the status, as at December 31, 2003 and 2002, of the Company's Stock Option Purchase Plan, and changes during the years then ended, is presented below:

		2003		2002
	Number of options	Weighted average exercise price $	Number of options	Weighted average exercise price $
Options outstanding, beginning of year	**1,903,900**	**3.53**	1,520,000	2.94
Granted	**155,000**	**4.87**	1,295,000	4.06
Exercised	**(300,900)**	**2.47**	(676,100)	2.47
Cancelled or expired	**(12,500)**	**2.28**	(235,000)	5.71
Options outstanding, end of year	**1,745,500**	**3.84**	1,903,900	3.53
Exercisable options, end of year	**1,459,500**	**3.71**	1,647,900	3.46

The following table summarizes information about the Stock Option Plan at December 31, 2003:

	Options outstanding at December 31, 2003			**Exercisable options at December 31, 2003**	
Exercise prices	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price $	Number of options	Weighted average exercise price $
$1.65 to $2.50	410,500	2.2	1.77	395,500	1.75
$3.10 to $3.93	290,000	1.6	3.62	260,000	3.60
$4.25 to $5.50	1,045,000	3.9	4.71	804,000	4.70
	1,745,500	**3.1**	**3.84**	**1,459,500**	**3.71**

During fiscal year 2003, the Company allocated 155,000 stock options to senior executives and management. The weighted average fair value of these stock options at the allocation date, calculated using the Black & Scholes option pricing model, is $2.41.

The compensation costs were calculated using the Black & Scholes option pricing model with the following assumptions:

	2003	2002
Risk-free interest rate	**4.0%**	4.5%
Expected life	**4 years**	4 years
Expected volatility	**60%**	45%
Expected dividend yield	**0.0%**	0.0%

In 2003, the compensation cost recorded in expenses for the allocation of stock-based compensation for the benefit of employees is $354,102 ($1,831,437 in 2002). The amount credited to contributed surplus for these allocations is $354,102 ($1,812,237 in 2002).

RICHMONT MINES INC.

Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2003, 2002 and 2001
(in Canadian dollars)

---

13. Capital stock (continued)

d) Other stock options

| | **2003** | | 2002 | |
| | | **Weighted average exercise price** | | Weighted average exercise price |
	Number of options	**$**	Number of options	$
Options outstanding, beginning of year	**180,000**	**3.42**	200,000	3.60
Exercised	**(80,000)**	**5.20**	(20,000)	5.20
Options outstanding, end of year and exercisable	**100,000**	**2.00**	180,000	3.42

As at December 31, 2003, the other 100,000 stock options have an exercise price of $2.00 and a weighted average remaining life of 1.3 years.

14. Commitments

The Company is subject to pay royalties on the production of the Hammerdown and Beaufor mines and on that of other properties if they are brought into commercial production.

The Company will do exploration work for up to $6,000,000 on the East Amphi property during 2004.

15. Contingency

Since an agreement was signed in July 2001 with the Quebec Ministry of Natural Resources, the amounts of government assistance recorded in earnings and as a reduction of the cost of property, plant and equipment are $2,125,756 and $574,244, respectively. This assistance may become repayable under certain conditions. It is not currently possible to determine the amount of such repayment, if any, and, accordingly, no provision has been recorded in these financial statements.

16. Financial instruments and risk management

The nature of its operations exposes the Company to commodity price fluctuations and to foreign currency exchange risks. The Company manages its exposure to these risks through the use of derivative financial instruments and gold commodity contracts.

The Board of Directors approves all policies concerning the use of derivative financial instruments and commodity contracts. The Company does not enter into any financial instruments or derivative financial instruments for trading or speculative purposes.

a) Foreign exchange risk

The Company realizes a significant portion of its revenues in U.S. dollars and enters into various types of foreign exchange contracts in managing its foreign exchange risk. As at December 31, 2003, the Company did not have forward exchange contracts.

As at December 31, 2002, the Company had forward exchange contracts maturing in the year 2003 of US$3,500,000 at an average rate of 1.5686, having a negative fair value of $48,198.

RICHMONT MINES INC.

Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2003, 2002 and 2001
(in Canadian dollars)

16. **Financial instruments and risk management (continued)**

   b) **Commodity price risk**

   For its gold production, the Company reduces its risk in case of a decrease in the gold price through the use of forward sales contracts and put and call options. As at December 31, 2003, the Company did not have forward sales contracts.

   As at December 31, 2002, the Company had a hedging program covering 11,000 ounces of gold in 2003 using put and call options.

   The fair value of the Company's off-balance-sheet financial instruments, held as at December 31, 2002 is based on the notional gain or loss accrued using market prices on the reporting date. As at December 31, 2002, the fair value of these contracts was a loss of $205,955.

   c) **Credit risk**

   Financial instruments that expose the Company to market risk and concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, accounts receivable, forward contracts and option contracts for currencies and gold. The Company invests its cash and cash equivalents in high-quality securities issued by government agencies, financial institutions and major corporations, and limits the amount of credit exposure by diversifying its holdings. The Company is exposed to credit risk in the event of non-performance by counterparties in connection with its currency and gold forward option contracts. The Company does not obtain any security to support financial instruments subject to credit risk but mitigates this risk by dealing only with a diverse group of financially sound counterparties and, accordingly, does not anticipate loss for non-performance. The Company continually monitors the market risk of its hedging activities.

   d) **The fair value of financial instruments**

   The Company owns and assumes assets and liabilities such as cash and cash equivalents, short-term investments, accounts receivable, as well as accounts payable and accrued charges. The fair value of these financial assets and liabilities approximates their book value as these items will be realized or paid within one year.

RICHMONT MINES INC.

Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2003, 2002 and 2001
(in Canadian dollars)

17. Segmented information

The Company operates gold mines at different sites in Quebec and Newfoundland. These sites are managed separately given their different locations. The Company assesses the performance of each segment based on earnings (loss) before other items.

2003

	Quebec $	Newfoundland $	Corporate and other $	Total $
Revenues	30,053,401	19,161,730	1,093,910	50,309,041
Mining operation and other expenses	19,481,450	12,027,015	2,591,074	34,099,539
Exploration and evaluation of projects	1,202,249	703,200	1,720,658	3,626,107
Depreciation and depletion	899,155	3,825,046	93,767	4,817,968
Earnings (loss) before other items	8,470,547	2,606,469	(3,311,589)	7,765,427
Acquisition of property, plant and equipment	1,936,366	-	7,339,488	9,275,854
Current assets	5,182,808	1,473,211	29,479,887	36,135,906
Security deposits	1,237,061	30,000	19,000	1,286,061
Property, plant and equipment	4,431,964	2,285,634	8,221,180	14,938,778
Future mining and income taxes	424,299	-	710,153	1,134,452
Total assets	11,276,132	3,788,845	38,430,220	53,495,197

2002

	Quebec $	Newfoundland $	Corporate and other $	Total $ (Restated)
Revenues	27,671,858	23,190,787	913,165	51,775,810
Mining operation and other expenses	14,283,067	12,175,856	3,736,911	30,195,834
Exploration and evaluation of projects	809,014	400,659	2,517,927	3,727,600
Depreciation and depletion	2,457,203	4,281,450	73,759	6,812,412
Earnings (loss) before other items	10,122,574	6,332,822	(5,415,432)	11,039,964
Acquisition of property, plant and equipment	1,293,246	62,854	738,988	2,095,088
Current assets	3,970,083	1,554,770	30,327,946	35,852,799
Security deposits	-	-	19,000	19,000
Property, plant and equipment	3,394,752	6,110,680	661,469	10,166,901
Total assets	7,364,835	7,665,450	31,008,415	46,038,700

RICHMONT MINES INC.

Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2003, 2002 and 2001
(in Canadian dollars)

17. **Segmented information (continued)**

2001	Quebec $	Newfoundland $	Corporate and other $	Total $
				(Restated)
Revenues	14,679,188	19,559,762	804,566	35,043,516
Mining operation				
and other expenses	10,039,451	11,503,852	1,022,805	22,566,108
Exploration and evaluation of projects	301,840	56,016	102,444	460,300
Maintenance charges – Beaufor Mine	1,283,528	-	-	1,283,528
Depreciation and depletion	778,196	4,180,909	69,314	5,028,419
Write-down of mining assets	-	4,162,918	-	4,162,918
Earnings (loss) before other items	2,276,173	(343,933)	(389,997)	1,542,243
Acquisition of property, plant and equipment	3,599,984	3,884,582	105,043	7,589,609
Current assets	2,700,462	1,489,518	13,934,615	18,124,595
Property, plant and equipment	4,246,267	10,329,276	308,682	14,884,225
Total assets	6,946,729	11,818,794	14,243,297	33,008,820

RICHMONT MINES INC.

Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2003, 2002 and 2001
(in Canadian dollars)

18. **Effect of applying United States generally accepted accounting principles**

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). Had these consolidated financial statements been prepared in accordance with United States generally accepted accounting principles (U.S. GAAP), the effect on net earnings would have been as follows:

	2003 $	2002 $	2001 $
		(Restated)	(Restated)
Net earnings reported under Canadian GAAP	5,034,541	7,072,568	1,283,638
Add (deduct):			
Amortization of start-up costs a)	-	-	377,798
Differences in accounting related to forward contracts b)	254,153	(254,153)	599,473
Differences in accounting related to investments c)	540,000	-	-
Income taxes d)	(128,630)	86,640	(439,772)
	5,700,064	6,905,055	1,821,137
Cumulative effect of changes in accounting policies e)	(880,398)	2,013,250	(765,548)
Net earnings and comprehensive income reported under U.S. GAAP	4,819,666	8,918,305	1,055,589
Net earnings per share reported under U.S. GAAP			
Basic	0.30	0.58	0.07
Diluted	0.29	0.56	0.07
Shareholders' equity reported under Canadian GAAP	43,607,759	37,148,661	
Differences in accounting related to forward contracts b)	-	(254,153)	
Differences in accounting related to investments c)	540,000	-	
Income taxes d)	(41,990)	86,640	
Cumulative effect of changes in accounting policies e)	-	(745,239)	
Flow-through shares f)	(140,947)	-	
Shareholders' equity reported under U.S. GAAP	43,964,822	36,235,909	

a) Under U.S. GAAP, start-up costs, which are capitalized and amortized under Canadian GAAP, must be charged against earnings when they are incurred.

b) The standards on the designation and the documentation of hedging transactions under US GAAP are different than those applicable in Canada. When hedge accounting is not applicable, US GAAP requires that the changes in the fair value of the financial instruments be recorded in the income statement of the related year, and taken into account in the calculation of net earnings.

c) Under U.S. GAAP, short-term investments classified as trading securities must be recorded at fair value and all changes in the value must be accounted for in the income statement.

RICHMONT MINES INC.

Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2003, 2002 and 2001
(in Canadian dollars)

18. **Effect of applying United States generally accepted accounting principles (continued)**

    d) These amounts represent the tax impacts relating to the above a), b) and c) adjustments.

    e) Under U.S. GAAP, the cumulative effect of changes in accounting policies must be recorded in the income statement of the year during which the modifications are applied.
    f) Under U.S. GAAP, a liability must be recorded for the excess between the price paid for the flow-through shares and the quoted price of the existing shares, while in Canada the excess is deducted from shareholders' equity.

19. **Comparative figures**

    Certain comparative figures provided for fiscal years 2002 and 2001 have been reclassified to conform with the presentation adopted for the fiscal year ended December 31, 2003.

SIGNATURES

The registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

RICHMONT MINES INC.
Registrant

Dated: June 22, 2004   By: (/s/) Jean-Yves Laliberté
                                   Jean-Yves Laliberté
                                   Vice President, Finance

INDEX TO EXHIBITS

Exhibit No.	Exhibit	Page
5.1	Option/Joint Venture Agreement for the Island Gold project between Patricia Mining Corp. and Richmont Mines Inc. dated August 28, 2003	
5.2	Memorandum of Agreement and Management Agreement between McWatters Mining Inc. and Richmont Mines Inc. dated December 5, 2003	
8.1	List of Subsidiaries	
14.1	Code of Ethics	
31.1	Rule 13a-14(a)/15d-14(a) Certifications	
32.1	Certification of periodic financial report pursuant to Section 906 of the *Sarbanes-Oxley Act* of 2002, 18 U.S.C. Section 1350	

EXHIBIT 5.1

OPTION / JOINT VENTURE AGREEMENT

FOR THE ISLAND GOLD PROJECT

BETWEEN

PATRICIA MINING CORP.

-and –

RICHMONT MINES INC.

Aylesworth Thompson Phelan O'Brien LLP
18th Floor, 222 Bay Street
Toronto, Ontario M5K 1H1

AGREEMENT

THIS AGREEMENT is made as of the 28th day of August, 2003 between **PATRICIA MINING CORP.** ("Patricia"), a corporation amalgamated pursuant to the laws of the Province of Ontario, and **RICHMONT MINES INC.** ("Richmont"), a corporation continued pursuant to the laws of the Province of Quebec.

RECITALS

WHEREAS upon and subject to the terms of this Agreement Patricia hereby grants Richmont the right to earn up to a 55% interest in and to the Properties and thereafter to participate jointly with Patricia in the development of and production from the Properties.

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the mutual covenants, agreements and premises herein contained and other good and valuable consideration (the receipt and sufficiency whereof being hereby acknowledged by each party), the parties hereto do hereby covenant and agree as follows:

ARTICLE 1
DEFINITIONS

1.1 Definitions.

In this Agreement:

"Accounting Procedure" means the procedure set forth in Exhibit B.

"Affiliate" has the meaning ascribed thereto in the *Business Corporations Act*, Ontario.

"Agreement" means this Agreement, including all amendments and modifications thereof and all exhibits, which are incorporated herein by reference.

"Area of Interest" means an area within a 15 kilometre radius of the outside perimeter of the walls of the existing mill on the Kremzar property.

"Assets" means the Properties, Products and all other real and personal property, tangible and intangible, held for the benefit of the Participants hereunder.

"Budget" means a detailed estimate of all costs to be incurred by the Participants with respect to a Program of the Venture and a schedule of cash advances to be made by the Participants in respect thereof.

"Capital Expenditures" means those items presented in Programs and Budgets of the Venture approved by the Management Committee which qualify as capital expenditures under Canadian generally accepted accounting principles consistently applied.

"Commercial Production" means the commercial exploitation of Products but shall not include treating, shipping or milling of Products for the purposes of testing or milling or leaching by a pilot plant or during an initial tune-up period of a plant. Commercial Production shall be deemed to have commenced on the first day immediately following 60 consecutive days during which Products have been processed through such plant at a daily rate of at least 500 dry metric tonnes.

"Commercial Production Program" means that certain work program to be conducted by Richmont to bring the Properties into Commercial Production.

"Damages Amount" has the meaning ascribed thereto in section 8.4(b).

"Demanding Party" has the meaning ascribed thereto in section 19.9.

"Development" means all preparation for the removal and recovery of Products of the Properties, including the construction or installation or rehabilitation of a mill, processing plant or any other improvements to be used for the mining, handling, milling, treatment, processing or other benefication of Products.

"Exploration" means all activities directed toward ascertaining the existence, location, quantity, quality or commercial value of deposits of Products.

"Flow Through Share Offering" means the flow through private placement offering to be completed on or before August 31, 2003 of common shares of Patricia at a price of $0.50 per share when purchased by Richmont or its Affiliates and at a price of $0.40 per share when purchased by parties other than Richmont or its Affiliates, to achieve a minimum of $2.5 million of aggregate gross proceeds including therein proceeds of $700,000 from the subscription therefor by Richmont which subscription shall be conditional upon Patricia achieving the aforesaid minimum of $2.5 million of gross proceeds including the subscription of Richmont.

"Force Majeure" shall have the meaning set forth in section 19.4.

"Initial Contribution" means the initial contribution of each Participant as set forth in section 7.1.

"Initial Participating Interests" means the Participating Interest of each Participant as set forth in section 8.1.

"Joint Account" means the account maintained in accordance with the Accounting procedure showing the charges and credits accruing to the Participants.

"Management Committee" means the committee established under Article 9.

"Manager" means the person or entity appointed under Article 10 to manage Operations and any successor Manager.

"Mining" means the mining, extracting, producing, treating, handling, milling or other processing of Products.

"Net Smelter Return Royalty" means certain amounts calculated as provided in Exhibit C, which may be payable to a Participant under section 8.4 or 8.5.

"NSR" has the meaning ascribed thereto in section 4.4(c).

"Operations" means Exploration, Development, Mining and all other activities carried out in respect of the Venture under this Agreement.

"Participant" and "Participants" mean the persons or entities that from time to time have Participating Interests.

"Participating Interests" means the percentage interest representing the operating ownership interest of a Participant in the Assets and all other rights and obligations arising under this Agreement, as such interest may from time to time be adjusted hereunder. Participating Interests shall be calculated to three decimal places and rounded to two (e.g., 1.519% rounded to 1.52%). Decimals of .005 or more shall be rounded up to 01; decimals of less than .005 shall be rounded down.

"Pre-Election Program" means that certain program to be conducted by Patricia utilizing a minimum of $2.5 million of net proceeds from share offerings completed by Patricia, which program shall include the dewatering of the existing ramp structure, the conducting of surface and underground diamond drilling and the drifting to the targeted resources associated with the Properties.

"Prime Rate" means the interest rate quoted as "Prime" by the Canadian Imperial Bank of Commerce, at its head office in Toronto, as said rate may change from day to day.

"Products" means all ores, minerals and mineral resources produced by the Venture from the Properties and all products produced by the Venture therefrom under this Agreement.

"Program" means a description in reasonable detail of Operations to be conducted and objectives to be accomplished by the Manager on behalf of the Venture for a year or any longer period.

"Property Interest" has the meaning ascribed thereto in section 15.1.

"Properties" means those interests in real property described in Exhibit A and all other interests in real property within the Area of Interest which are acquired and held subject to this Agreement.

"Representatives" has the meaning ascribed thereto in section 6.1.

"Responding Party" has the meaning ascribed thereto in section 19.9.

"Transfer" means, when used as a verb, to sell, grant, assign, encumber, pledge or otherwise commit or dispose of, directly or indirectly, including through mergers, consolidations or asset purchases and when used as a noun, means a sale, grant, assignment, pledge or disposal or the commitment to do any of the foregoing, directly or indirectly, including through mergers, consolidations or asset purchase.

"Venture" means the business arrangement of the Participants under this Agreement as set forth in Article 6 through 19 inclusive.

ARTICLE 2
REPRESENTATIONS AND WARRANTIES

2.1   Representations of Patricia.

Patricia represents and warrants to Richmont as follows, namely that:

(a)   it is a corporation duly incorporated and in good standing in its jurisdiction of incorporation and that it is qualified to do business and is in good standing in those jurisdictions where necessary in order to carry out the purposes of this Agreement;

(b)   it has the capacity to enter into and perform this Agreement and all transactions contemplated herein and that all corporate and other actions required to authorize it to enter into and perform this Agreement have been properly taken;

(c)   the execution, delivery of this Agreement and performance thereof by Patricia will not conflict with or breach any other agreement or arrangement to which Patricia is a party or by which it is bound;

(d)   this Agreement has been duly executed and delivered by Patricia and is valid and binding upon it in accordance with its terms except to the extent that enforceability may be limited by bankruptcy, insolvency or other similar laws affecting creditors' rights generally and by general principles of equity;

(e)   it has the right to deal with the Properties as herein set forth; to the best of its knowledge, each mining claim forming part of the Properties has been duly and properly issued and held in accordance with the laws of the Province of Ontario and is in good standing;

(f)   except as described in Exhibit A, as at August 5, 2003 and to the best of its knowledge as at the date of this Agreement, it is the sole recorded holder of the Properties and upon earn in by Richmont in accordance with the terms hereof, will be in a position to convey its interest herein to Richmont free and clear of any lien, encumbrance, claim or agreement other than those agreements and matters described in Exhibit A;

(g)   there are no adverse claims to, or challenges against the ownership of, or title to the Properties, nor to the knowledge of Patricia is there any basis therefor, and there are no outstanding agreements or options to acquire or purchase the Properties or any parts thereof and, save and except as described in Exhibit A no person has any right, title or interest in the Properties or any part thereof;

(h)   no proceedings are pending for, and Patricia is unaware of any basis for, the institution of any proceedings leading to the dissolution or winding up of Patricia or the placing of Patricia in bankruptcy or the subjecting of Patricia to any other laws governing the affairs of insolvent persons;

(i)   there is no litigation, suit, action, arbitration, proceeding or claim whatsoever pending or in progress or to the best of its knowledge threatened against Patricia which materially affects or might materially affect the Properties or Patricia's interest therein or Patricia's ability to carry out its obligations under this Agreement and, to the best of Patricia's knowledge and belief, no event has occurred which might result in any such litigation, suit, action, arbitration, proceeding or claim being commenced with any reasonable likelihood of success;

(j)   the Properties are in compliance with all applicable mining laws of the Province of Ontario including all applicable reclamation and environmental laws, rules, regulations, orders, judgements and decrees; and

(k)   the agreements listed on Exhibit A are in good standing and not in default except as otherwise disclosed thereon.

2.2   Representations of Richmont.

Richmont represents and warrants to Patricia as follows, namely that:

(a)   it is a corporation duly incorporated and in good standing in its jurisdiction of incorporation and that it is duly qualified to do business and is in good standing in those jurisdictions where necessary in order to carry out the purposes of this Agreement;

(b)   it has the capacity to enter into and perform this Agreement and all transactions contemplated herein and that all corporate and other actions required to authorize it to enter into and perform this Agreement have been properly taken;

(c)   the execution and delivery of this Agreement and performance thereof by Richmont will not conflict with or breach any other agreement or arrangement to which Richmont is a party or by which it is bound;

(d)   this Agreement has been duly executed and delivered by Richmont and is valid and binding upon it in accordance with its terms except to the extent that enforceability may be limited by bankruptcy, insolvency or other similar laws affecting creditors' rights generally and by general principles of equity.

(e)   no proceedings are pending for, and Richmont is unaware of any basis for, the institution of any proceedings leading to the dissolution or winding up of Richmont or the placing of Richmont in bankruptcy or the subjecting of Richmont to any other laws governing the affairs of insolvent persons.

(f)   there is no litigation, suit, action, arbitration, proceeding or claim whatsoever threatened to its best knowledge or pending or in progress against Richmont which materially affects or which might materially affect Richmont's ability to carry out its obligations under this Agreement and to the best of Richmont's knowledge and belief, no event has occurred which might result in any such litigation, suit, action, arbitration, proceeding or claim being commenced with any reasonable likelihood of success.

ARTICLE 3
CONDITIONS PRECEDENT

3.1   Conditions Precedent in favour of Patricia.

The obligations of Patricia hereunder are subject to the satisfaction of the following conditions precedent which shall be satisfied on or before September 15, 2003:

(i)   Patricia shall have completed on or before September 15, 2003 the share subscriptions of a minimum $1.8 million in the aggregate excluding the subscriptions from Richmont;

(ii)   Richmont shall have subscribed for $700,000 worth of common shares of Patricia pursuant to the Flow Through Share Offering which subscription shall be conditional upon Patricia achieving share subscriptions of a minimum of $1.8 million in the aggregate excluding the subscriptions from Richmont;

(iii)   Subject to Patricia achieving the minimum subscription referred to in (ii) above, Richmont shall have subscribed for a further $300,000 worth of common shares of Patricia from treasury at a price of $0.50 per share; and

(iv)   The receipt by Patricia of TSX Venture Exchange approval. It being understood and agreed that Richmont will forthwith provide to Patricia for filing with the TSX Venture Exchange a duly executed Personal Information Form and a Form 4C-Corporate Placee Registration form.

3.2   Conditions Precedent in favour of Richmont.

The obligations of Richmont hereunder are subject to the following conditions precedent which shall be satisfied on or before September 15, 2003:

(i)   Patricia shall have completed on or before September 15, 2003 the Flow Through Share Offering;

(ii)   Richmont shall have received from its counsel a satisfactory legal opinion in respect of the Properties and from counsel to Patricia a satisfactory legal opinion as to usual corporate matters subject to reasonable qualifications; and

(iii)   The receipt by Patricia of TSX Venture Exchange approval.

ARTICLE 4
COVENANTS OF PATRICIA

4.1   Expenditure on Program.

Subject to achieving minimum aggregate gross proceeds of $2.5 million dollars in connection with the Flow Through Share Offering, Patricia covenants and agrees to expend a minimum of $2.5 million dollars on the Pre-Election Program which Patricia covenants and agrees to complete, subject to obtaining all requisite permits, on or before October 1, 2004 subject to Force Majeure. All expenditures shall be incurred in respect of the Pre-Election Program so as to comply with the covenants of Patricia under the terms of the Flow Through Share Offering.

4.2   Design of Program.

Patricia covenants and agrees to consult and work with Richmont in the design of the Pre-Election Program provided that the ultimate determination of the Pre-Election Program shall be decided by Patricia.

4.3   Reports on Program and Access to Data.

Patricia covenants and agrees to provide Richmont full access to all data produced from the Pre-Election Program and shall provide Richmont on a quarterly basis with written progress reports in respect of the progress of the work to date on such program. Within 60 days of completion of the Pre-Election Program, Patricia covenants and agrees to deliver in writing to Richmont, a full report on the results of such program.

ARTICLE 5
ACQUISITION OF INTEREST

5.1   Grant of Option.

Subject to satisfaction of the conditions precedent set forth in section 3.1, Patricia hereby gives and grants to Richmont, effective the date of completion and satisfaction of the aforesaid conditions precedent, the sole and exclusive right and option to earn up to an undivided fifty-five percent (55%) interest in the Properties, free and clear of all liens, encumbrances, claims or agreements other than as described in Exhibit A.

5.2   Election of Richmont.

Within 90 days immediately following receipt by Richmont of the final report on the Pre-Election Program pursuant to section 4.3, Richmont may elect by notice in writing delivered to Patricia to place the Properties into Commercial Production and by such election shall, except as hereinafter provided, have committed to incur in respect of the Commercial Production Program, within 24 months immediately following the date of such notice, expenditures in the sum of $10 million. Notwithstanding the foregoing, in the event Richmont makes an election under section 5.6 hereof, then subject to section 5.7 hereof, a minimum of $3 million of such sum shall, subject to Force Majeure, be incurred within the first 12 months of such 24-month period and a minimum of $5 million of such sum shall have been incurred within the said 24 month period. For greater certainty and without limitation, it is understood and agreed that Richmont shall earn no interest in the Venture unless and until Richmont has incurred expenditures under the Commercial Production Program of a minimum of $5 million (as set forth in section 5.6 hereof).

5.3   Design of Commercial Production Program.

Patricia and Richmont shall endeavour to work together and to co-operate in the design of the Commercial Production Program provided that the ultimate determination of such program shall be determined by Richmont and all work and activities in respect of such program shall be managed and conducted by Richmont.

5.4   Exclusive Right of Access.

During the currency of the Commercial Production Program, Patricia hereby gives and grants to Richmont the sole and exclusive right to enter upon the Properties and to have quiet and exclusive possession thereof with full power and authority to Richmont, its servants, agents, workmen and contractors to conduct such work and to complete such matters as are contemplated by such program, including the right to erect, bring and install on the Properties all such buildings, machinery, equipment and supplies as Richmont shall deem necessary and proper.

5.5   Earning of Interest by Richmont.

Richmont shall have earned its 55% undivided interest in the Properties upon:

(a)   commencement of Commercial Production on the Properties, or

(b)   upon completion of $10 million on capital expenditures pursuant to the Commercial Production Program, notwithstanding that further capital expenditures may be required to be incurred in order to commence Commercial Production, or

(c)   in the event capital expenditures required to put the Properties into Commercial Production under the Commercial Production Program are less than $10 million, Richmont shall have earned its 55% interest if Richmont shall have committed to incur capital expenditures equal to the unspent balance of the $10 million committed under section 5.2 within, subject to Force

Majeure, the next following 18 months of the date of the expiry of the 24 month period referred to in section 5.2. Notwithstanding the foregoing, Richmont may elect to extinguish its obligation to incur the balance of the aforesaid capital expenditures by paying Patricia within the aforesaid 18 months a sum equivalent to 45% of the unspent $10 million commitment.

5.6   Earning of Reduced Interest by Richmont.

In the event Richmont has given notice of its election to put the Properties into Commercial Production under section 5.2 and has incurred expenditures under the Commercial Production Program of $5 million of which a minimum of $3 million has been incurred within 12 months of the date of the election, subject to Force Majeure, and a minimum of $5 million has been incurred, within 24 months of the date of election, subject to Force Majeure, Richmont may elect, in writing, to cease further expenditures in respect of such program and shall have earned at that time an undivided 25% interest in the Properties for the minimum $5 million in expenditures and shall receive an additional 1% interest for each $166,666.67 in expenditures over $5 million incurred at the time of such election.

5.7   Extension of Election.

In the event the price of gold as determined by the London p.m. fix for a period of 90 consecutive days is less than CDN$475 per ounce at any time during the 90-day period referred to in section 5.2, Richmont may extend its obligation to elect to incur the required capital expenditure under the Commercial Production Program and to extend the time for completion of such program for up to a total of 12 months provided that it pays Patricia the sum of $100,000 for each extension of a period of six months or less.

5.8   Joint Participation.

After Richmont has earned a fifty-five percent interest in the Properties or has earned the interest in the Properties referred to in section 5.6, the parties shall thereafter participate in the Venture in carrying out all further work on the Properties all as hereinafter set out in Articles 6 through 19 inclusive.

ARTICLE 6
RELATIONSHIP OF THE PARTICIPANTS

6.1   No Partnership.

Nothing contained in this Agreement shall be deemed to constitute either Participant the partner of the other, nor except as otherwise herein expressly provided, to constitute either Participant the agent or legal representative of the other, nor to create any fiduciary relationship between them. Neither Participant shall have any authority to act for or to assume any obligation or responsibility on behalf of the other Participant, except as otherwise expressly provided herein. The rights, duties, obligations and liabilities of the Participants shall be several and not joint or collective. Each Participant shall be responsible only for its obligations as herein set out and shall be liable only for its share of the costs and expenses as provided herein, it being the express purpose and intention of the Participants that their ownership of Assets and the rights acquired hereunder shall be as tenants in common. Each Participant shall indemnify, defend and hold harmless the other Participant and its directors, officers, employees, agents and attorneys (collectively, the "Representatives") from and against any and all losses, claims, damages and liabilities arising out of any act or any assumption of liability by the indemnifying Participant or any of its Representatives done or undertaken, or apparently done or undertaken, on behalf of the other Participant, except pursuant to the authority expressly granted herein or as otherwise agreed in writing between the Participants.

6.2 Provincial Income Tax.

To the extent permissible under applicable law, the relationship of the Participants shall be treated for provincial income tax purposes in the same manner as it is for federal income tax purposes.

6.3 Tax Returns.

The Manager shall prepare and shall file, if required, any tax returns or other tax forms on behalf of the Venture.

6.4 Other Business Opportunities.

Except as expressly provided in this Agreement, each Participant shall have the right independently to engage in and to receive full benefits from business activities, whether or not competitive with the Operations, without consulting the other. The doctrine of "corporate opportunity" shall not be applied to any other activity, venture or operation of either Participant and neither Participant shall have any obligation to the other with respect to any opportunity to acquire any property outside the Area of Interest at any time. Unless otherwise agreed in writing, neither Participant shall have any obligation to mill, beneficiate or otherwise treat any Products or any other Participant's share of Products in any facility owned or controlled by such Participant.

6.5 Record Title.

Title to the Properties shall be held in the name of the Manager for the benefit of the Participants in accordance with their Participating Interests. Title to all other Assets shall be held in the name of the Manager for the benefit of the Participants in the Venture.

6.6 Waiver of Right to Partition.

The Participants hereby waive and release all rights of partition or of sale in lieu thereof, or other division of Assets, including any such rights provided by statute.

6.7 Transfer or Termination of Rights to Properties.

Except as otherwise provided in this Agreement, neither Participant shall Transfer all or any part of its interest in the Assets or this Agreement or otherwise permit or cause such interests to terminate.

6.8 Implied Covenants.

There are no implied covenants contained in this Agreement other than those of good faith and fair dealing.

ARTICLE 7
CONTRIBUTIONS BY PARTICIPANTS

7.1 Additional Cash Contributions.

The Participants, subject to any election permitted by section 8.3, shall be obligated to contribute funds to approved Programs and Budgets in proportion to their respective Participating Interests.

7.2   Funding of Reclamation and Closure Costs.

The Participants agree that if required by applicable regulatory authorities, funds regularly shall be set aside by the Venture from the date of its institution and continuing during the balance of the term of this Agreement in an amount sufficient to meet reclamation and other closure costs which are reasonably estimated to be required for reclamation and closure for all Operations conducted during the currency of the Venture. If so required by such applicable regulatory authorities, the Manager will periodically, but not less frequently than once every year, estimate the amount of funds which will be required for such purposes and will establish the amount of annual funding required which, together with interest thereon, will accumulate to such estimate. The estimated annual required funding shall be made part of the Program and Budget and shall be satisfied by cash contributions from the Participants or the posting of a letter of credit or other form of surety, provided however, if a Participant posts a letter of credit or other form of surety that Participant shall be obligated to make additional contributions on an annual basis so that the value of the letter of credit or other surety equals the value of a cash contribution plus interest at the rate of return realized by investment of the cash contribution as provided in this section 7.2. Funds will be deposited in an interest-bearing escrow account or such other revenue generating investment account as the Manager shall direct. Withdrawals from such accounts will be restricted to the specified purpose of paying end of mine life reclamation and closure costs; provided however that the Manager may, from time to time, use such funds to perform reclamation that would otherwise have to be undertaken at the end of Operations so long as the ability to fund all such reclamation is not impaired. If any escrow funds remain after reclamation and closure obligations have been fulfilled, they shall be distributed to the Participants in proportion to the Participants ' Participating Interests at the time of distribution.

7.3   Financing of Venture.

Richmont covenants and agrees to provide or to arrange financing of the Venture in respect of capital expenditures to be incurred by the Venture in excess of the $10 million referred to in section 5.2 to a maximum of a further $10 million. The Participants covenant and agree to secure any such financing against the Assets. In the event Richmont, in its sole discretion, arranges such financing from third party financial institution(s), then Richmont shall use its good faith efforts to procure such financing on the best available commercial terms. Additionally, in respect of a financing to be provided by either Richmont or third party financial institution(s), it is understood and agreed that Patricia shall only be required (if at all) to provide a limited recourse guarantee limited to a percentage of the loan that is equal to its pro rata share of the Venture assets recourse to be limited to Patricia's interest in the Venture assets(and no other assets).

ARTICLE 8
INTERESTS OF PARTICIPANTS

8.1   Initial Participating Interests.

Subject to sections 5.5 and 5.6, the Participants shall have the following Initial Participating Interests in the Venture:

Richmont	-	55%
Patricia	-	45%

or

Richmont	-	25% + 1% for each $166,666.67 expended by Richmont in excess of $5 million
Patricia	-	75% - 1% for each $166,666.67 expended by Richmont in excess of $5 million

For greater certainty and without limitation, in the event the provisions of section 5.6 are operative, the calculation of the initial interests of the Participants shall be calculated as at the point in time at which Richmont elects to cease to make further expenditures in accordance with such section 5.6. Moreover, if in the event Richmont has given notice of its election to put the Properties into Commercial Production under section 5.2 and has failed to incur expenditures under the Commercial Production Program of $5 million, then Richmont shall be deemed to have irrevocably withdrawn from the Venture and this Agreement shall forthwith be terminated without any liability on the part of any party therefor.

8.2 Changes in Participating Interests.

A Participant's Participating Interest shall be changed as follows:

(a) Upon an election by a Participant pursuant to section 8.3 to contribute less than the percentage reflected by its Participating Interest to Capital Expenditures which are a part of an approved Program and Budget.

(b) In the event of default by a Participant in making its agreed-upon contribution to an approved Program and Budget, followed by an election by the other Participant to invoke section 8.4(c).

(c) Transfer by a Participant of less than all its Participating Interest in accordance with Article 17.

(d) Acquisition of less than all of the Participating Interest of the other Participant, howsoever arising.

8.3 Voluntary Reduction in Participation.

A Participant may elect, as provided in section 11.4, to limit its contributions to the Venture's Capital Expenditures which are a part of an approved Program and Budget as follows:

(a) to some lesser amount than its Participating Interest; or

(b) not at all.

In such event the Participating Interest of the Participant shall be recalculated at the time of election by reducing such Participating Interest by 1% for each $166,666 not contributed by such Participant in respect of its Participating Interest provided always that such amount is contributed by the other Participant. The Participating Interest of the other Participant shall thereupon become the difference between 100% and the recalculated Participating Interest.

8.4   Default in Meeting Cash Calls

(a)   If a Participant defaults in paying a cash call pursuant to section 12.2 by written notice to the other Participant, given on not more than 10 days' written notice after the cash call, the defaulting Participant may elect that the dilution provisions of section 8.3 become applicable. Failing such notice, the non-defaulting Participant in its sole discretion, may advance the defaulted amount on behalf of the defaulting Participant and treat the same, together with any accrued interest, as a demand loan bearing interest from the date of the advance at the rate provided in section 12.3. The failure to repay the loan upon demand shall be a default as provided in section 8.4(b). Each Participant hereby grants to the other a lien upon its interest in the Properties and a security interest in its rights under this Agreement and in its Participating Interest in other Assets and the proceeds therefrom, to secure any loan made hereunder, including interest thereon, reasonable attorneys' fees and all other reasonable costs and expenses incurred in recovering the loan with interest and in enforcing such lien or security interest or both, the non-defaulting Participant may elect the applicable remedy under section 8.4(a), 8.4(b) or 8.4(c), or, to the extent a Participant has a lien or security interest under applicable law, it shall be entitled to its rights and remedies at law and in equity. All such rights and remedies shall be cumulative. The election of one or more remedies shall not waive the election of any other remedies. Each Participant hereby irrevocably appoints the other its attorney-in-fact to execute, file and record all instruments necessary to perfect or effect the provisions hereof.

(b)   If a default in paying a loan is not cured within 60 days after notice to the defaulting Participant of such default, the defaulting Participant shall have until six months after such 60 days notice to cure the default by paying to the non-defaulting Participant an amount equal to the amount of the cash call for which the Participant is in default multiplied by 2 (the "Damages Amount"). During the period of default commencing after the initial 60-day period, the non-defaulting Participant shall be entitled to the proceeds from the Participant's share of Products to fund the amount required by the cash call, up to a maximum amount equal to the Damages Amount. If such proceeds are sufficient to pay the entire Damages Amount, the defaulting Participant shall be deemed to have cured the default and shall owe nothing further to the non-defaulting Participant. If such proceeds are insufficient to pay the entire Damages Amount, the defaulting Participant may cure the default by paying to the non-defaulting Participant the difference between the Damages Amount and the amount received from such proceeds within the six-month period by the non-defaulting Participant.

(c)   Subject to section 8.4(a), if a Participant defaults in paying a cash call, in repaying a loan or in paying the Damages Amount, as required hereunder, it will be difficult to measure the damages resulting from any such default. In the event of any such default, as reasonable liquidated damages and not as a penalty, the non-defaulting Participant with respect to any such default not cured within the applicable six months period, may elect to treat such default as a deemed withdrawal from the Venture, whereupon the defaulting Participant's Participating Interest shall terminate and shall be automatically relinquished to the non-defaulting Participant; provided however, the defaulting Participant shall have the right to receive only a 1.5% Net Smelter Return Royalty (calculated as provided in Exhibit C) (the "NSR ").

8.5   Elimination of Minority Interest.

Upon the reduction of a Participant's Participating Interest to less than 10% (either pursuant to section 8.3 and/or section 8.4) such Participant shall be deemed to have withdrawn from this Agreement and shall relinquish its entire Participating Interest and the withdrawing Participant shall have the right to receive the NSR.

8.6   Continuing Liabilities Upon Adjustments of Participating Interests.

Any reduction of a Participant's Participating Interest under this Article 8 shall not relieve such Participant of its share of any liability, cost, penalty or fine, whether it accrues before or after such reduction, arising out of Operations conducted prior to such reduction. For purposes of this Article 8, such Participant's share of such liability shall be equal to its Participating Interest at the time such liability was incurred. The increased Participating Interest accruing to a Participant as a result of the reduction of the other Participant's Participating Interest shall be free of royalties, liens or other encumbrances arising by, through or under such other Participant, other than those existing at the time the Properties were acquired or those to which both Participants have given their written consent.


ARTICLE 9
MANAGEMENT COMMITTEE


9.1   Organization and Composition.

The Participants hereby establish a Management Committee to determine overall policies, objectives, procedures, methods and actions under this Agreement. The Management Committee shall consist of two members appointed by each of Richmont and Patricia. Each Participant may appoint one or more alternates to act in the absence of a regular member. Any alternate so acting shall be deemed a member. Appointments shall be made or changed by notice to the other Participant.

9.2   Decision.

Each Participant, acting through its appointed members, shall have the number of votes on the Management Committee equal to its then Participating Interest. Unless otherwise provided in this Agreement, decisions of the Management Committee shall be determined by a majority vote. In the event of a deadlock in voting at the Management Committee, the Manager shall have a casting vote.

9.3   Meetings.

The Management Committee shall hold regular meetings at least bi-annually at the mine site unless otherwise agreed by the Participants to review and approve Programs and Budgets submitted by the Manager. The Manager shall give 30 days' notice to the Participants of all regular meetings. Additionally, either Participant may call a special meeting upon 15 days' notice to the Manager and the other Participant. In case of emergency, reasonable notice of a special meeting shall suffice. There shall be a quorum if at least one member representing each Participant is present. In the event a quorum is not present at the meeting the meeting shall be adjourned to a date which is the fifth business day (being a day on which chartered banks in the Province of Ontario are open for business) immediately following the date of the meeting and at such meeting on such date there shall be a quorum if Participating Interests of at least 51% are present at the meeting. Each notice of a meeting shall include an itemized agenda prepared by the Manager in the case of a regular meeting or by the Participant calling the meeting in the case of a special meeting, but any matters may be considered with the consent of all Participants. The Manager shall prepare minutes of all meetings and shall distribute copies of such minutes to the Participants within 30 days after the meeting. Failure by a Participant to sign or furnish written detailed notice of objection to the minutes within 20 days after receipt from the Manager shall be deemed acceptance of such minutes by the Participant. The minutes, when signed or deemed accepted by all Participants, shall be the official record of the decisions made by the Management Committee and shall be binding on the Manager and the Participants. If personnel employed in Operations are required to attend a Management Committee meeting, reasonable costs incurred in connection with such attendance shall be a Venture cost. All other costs shall be paid by the Participants individually.

9.4   Action Without Meeting.

In lieu of meetings, the Management Committee may hold telephone conferences, so long as all decisions are immediately confirmed in writing by the Participants.

9.5   Matters Requiring Unanimous Approval.

Except as otherwise provided by this Agreement, the Management Committee shall have exclusive authority to determine all management matters related to this Agreement.

Notwithstanding any other provision of this Agreement, the following shall require the unanimous approval of the Management Committee:

(a)   Any Program and Budget proposing an increase in operating costs of more than 25% over the previous approved Program and Budget.

(b)   Changing the fiscal year end of the Venture.

(c)   Selling all or substantially all of the Properties.

(d)   Entering into any related party transaction.

(e)   Entering into any acquisition or investment other than in the ordinary course of business.

(f)   Disposing of any material property or assets other than in the ordinary course of business.

(g)   Executing and delivering any agreement with respect to the Properties.

The matters set forth in this section shall not require the unanimous approval of the Management Committee if one Participant's Participating Interest becomes less than 20%.

ARTICLE 10
MANAGER

10.1   Appointment.

So long as Richmont holds a minimum of a 50% Participating Interest in the Venture, Richmont shall be entitled to be and is hereby appointed to be the Manager. The Manager shall be in charge of all day-to-day operations in connection with the Venture including carrying out all Programs and Budgets, which will be prepared by the Manager and ratified by the Management Committee as herein provided.

10.2   Powers and Duties of Manager.

Subject to the general oversight and direction of the Management Committee, the Manager is vested with the full authority to manage and carry out the day to day management of the Venture and to conduct all Operations pursuant to the terms of this Agreement. Without limiting the generality of the foregoing but subject to section 9.5, the Manager shall have the following powers and duties:

(a)   The Manager shall manage, direct and control Operations.

(b)   The Manager shall implement the decisions of the Management Committee, shall make all expenditures necessary to carry out approved Programs and Budgets and shall promptly advise the Management Committee if it lacks sufficient funds to carry out its responsibilities under this Agreement.

(c)   The Manager shall: (i) purchase or otherwise acquire all material, supplies, equipment, water, utility and transportation services required for Operations, such purchases and acquisitions to be made on the best terms available, taking into account all of the circumstances; (ii) obtain such customary warranties and guarantees as are available in connection with such purchases and acquisitions; and (iii) keep the Assets free and clear of all liens and encumbrances, except for those existing at the time of, or created concurrent with, the acquisition of such Assets, or mechanic's or materialmen's liens which shall be released or discharged in a diligent manner, or liens and encumbrances specifically approved by the Management Committee

(d)   The Manager shall conduct such title examinations and cure such title defects as may be advisable in the reasonable judgment of the Manager.

(e)   The Manager shall: (i) make or arrange for all payments required by leases, licenses, permits, contracts and other agreements related to the Assets; (ii) pay all taxes, assessments and like charges on Operations and Assets except taxes determined or measured by a Participant's sales revenue or net income. If authorized by the Management Committee, the Manager shall have the right to contest in the courts or otherwise, the validity or amount of any taxes, assessments or charges if the Manager deems them to be unlawful, unjust, unequal or excessive, or to undertake such other steps or proceedings as the Manager may deem reasonably necessary to secure a cancellation, reduction, readjustment or equalization thereof before the Manager shall be required to pay them, but in no event shall the Manager permit or allow title to the Assets to be lost as the result of the non-payment of any taxes, assessments or like charges; and (iii) do all other acts reasonably necessary to maintain the Assets.

(f)   The Manager shall: (i) apply for all necessary permits, licenses and approvals; (ii) use reasonable best efforts to comply with applicable federal, provincial, municipal and local laws and regulations; (iii) notify promptly the Management Committee of any allegations of substantial violation thereof; and (iv) prepare and file all reports or notices required for Operations.

(g)   The Manager shall prosecute and defend, but shall not initiate without the consent of the Management Committee, all litigation or administrative proceedings arising out of Operations. The non-managing Participant shall have the right to participate, at its own expense, in such litigation or administrative proceedings. The non-managing Participant shall approve in advance any settlement involving payments, commitments or obligations in excess of $1,000,000 in cash or value.

(h)   The Manager may dispose of Assets, whether by abandonment, surrender or Transfer in the ordinary course of business, except that Properties may be abandoned or surrendered only as provided in Article 16. However, without prior authorization from the Management Committee, the Manager shall not; (i) dispose of Assets in any one transaction having a value in excess of $500,000; or (ii) enter into any sales contracts or commitments for Products, except as permitted in section 13.2

(i)   The Manager shall have the right to carry out its responsibilities hereunder through agents, Affiliates or independent contractors.

(j)   The Manager shall perform or cause to be performed during the term of this Agreement all assessment and other work required by law and pay all rental fees or other charges required by law in order to maintain the unpatented mining claims included within the Properties. The Manager shall have the right to perform the assessment work or pay the fees required in lieu thereof. The Manager shall not be liable on account of any determination by any court or governmental agency that the work performed by Manager does not constitute the required annual assessment work or occupancy for the purposes of preserving or maintaining ownership of the claims, provided that the work done is in accordance with the adopted Program and Budget. The Manager shall timely record with the appropriate county and file with the appropriate authorities affidavits in proper form attesting to the performance of assessment work or notices of intent to hold in proper form or notice of payment of annual rental fees and allocating therein, to or for the benefit of each claim, at least the minimum amount of assessment work or rental fee required by law to maintain such claim or site.

(k)   The Manager may; (i) locate, amend or relocate any unpatented mining claim or mill site or tunnel site; (ii) locate any fractions resulting from such amendment or relocation; (iii) apply for patents or mining leases or other forms of mineral tenure for any such unpatented claims or sites; (iv) abandon any unpatented mining claims for the purpose of locating mill sites or otherwise acquire from the Crown rights to the ground covered thereby; (v) abandon any unpatented mill sites for the purpose of locating mining claims or otherwise acquire from the Crown rights to the ground covered thereby; (vi) exchange with or convey to the Crown or other parties any of the Properties for the purpose of acquiring rights to the ground covered thereby or other adjacent ground; and (vii) convert any unpatented claims or mill sites into one or more leases or other forms of mineral tenure pursuant to any federal or provincial law hereafter enacted.

(l)   The Manager shall keep and maintain all required accounting and financial records pursuant to the Accounting Procedure and in accordance with customary cost accounting practices in the mining industry.

(m)   The Manager shall keep the Management Committee advised of all Operations by submitting in writing to the Management Committee: (i) monthly progress reports which include statements of expenditures and comparisons of such expenditures to the adopted Budget within 15 days of the end of each month and a full report annually with respect to activities on the Properties within 60 days of the end of each year; (ii) periodic summaries of data required; (iii) copies of reports concerning Operations; (iv) a detailed final report within 90 days after completion of each Program and Budget, which shall include comparisons between actual and budgeted expenditures and comparisons between the objectives and results of Programs; (v) any activities undertaken pursuant to section 10.2(1); and (vi) such other reports as the Management Committee may reasonably request. At all reasonable times the Manager shall provide the Management Committee or the representative of any Participant, upon the request of any member of the Management Committee, access to and the right to inspect and copy all maps, drill logs, core tests, reports, surveys, assays, analyses, production reports, operations, technical, accounting and financial records and other information acquired in Operations. In addition, the Manager shall allow the non-managing Participant, at the latter's sole risk and expense and subject to reasonable safety regulations, to inspect the Assets and Operations at all reasonable times, so long as the inspecting Participant does not unreasonably interfere with Operations.

(n)   The Manager shall undertake all other activities reasonably necessary to fulfill the foregoing enumerated powers and shall undertake and is hereby empowered on behalf of the Venture to take all such other actions and do all such other things as are reasonably necessary to advance and foster the business of the Venture.

(o)   The Manager shall cause to be paid from the Joint Account all workmen and wage earners employed by it or its contractors in connection with the Venture and for all materials and services purchased in connection therewith, except for claims for, without limitation, wages or materials which the Manager is contesting in good faith. Operations generally will be carried out by employees of the Manager appointed pursuant to Article 10. Expenses related to employees of the Manger directly engaged in Operations shall be charged to the Joint Account as provided in Exhibit B.

The Manager shall not be in default of any duty under this section 10.2 if its failure to perform results from the failure of the non-managing Participant to perform acts or to contribute amounts required of it by this Agreement.

10.3   Standard of Care.

The Manager shall conduct all Operations in a good, workmanlike and efficient manner, in accordance with sound mining and other applicable industry standards and practices and in material compliance with the terms and provisions of leases, licenses, permits, contracts and other agreements pertaining to Assets. The Manager shall not be liable to the non-managing Participant for any act or omission resulting in damage, loss, cost, penalty or fine, except to the extent caused by the Manager's wilful misconduct or gross negligence.

10.4   Resignation: Deemed Offer to Resign.

The Manager may resign upon two months' prior written notice to the other Participant, in which case the other Participant may elect to become the new Manager by notice to the resigning Participant within 30 days after the notice of resignation. If any of the following shall occur, the Manager shall be deemed to have offered to resign, which offer shall be accepted by the other Participant, if at all, within 90 days following such deemed offer and in the absence of written acceptance by the other Participant, the Manager shall continue to be Manager:

(a)   The Participating Interest of the Manager becomes less than 50% and any other Participant holds a Participating Interest greater than the Manager.

(b)   The Manager fails to perform a material obligation imposed upon the Manager under this Agreement and fails within 60 days to commence curing or contest the default within 30 days after notice from the other Participant demanding performance.

(c)   If the Manager becomes insolvent, bankrupt or is placed in receivership, it shall be deemed to have resigned without any action by the other Participant.

10.5   Payments to Manager.

The Manager shall be entitled to charge to the Joint Account all time expended by its employees on Venture matters at a fair and reasonable cost and shall be entitled to be reimbursed for all out-of-pocket expenses incurred in carrying out its responsibilities as Manager. Effective upon the commencement of Commercial Production, the Manager shall be entitled to receive a management fee equal to CDN$200,000 per annum, to be paid in two equal instalments semi-annually.

10.6   Transactions with Affiliates.

If the Manager engages Affiliates to provide services hereunder, it shall do so on terms no less favourable to the Venture than would be the case with unrelated persons in arm's-length transactions.

10.7   Activities Pending Adoption of New Program and Budget.

If the Management Committee for any reason fails to adopt a Program and Budget, subject to the contrary direction of the Management Committee and to the receipt of necessary funds, the Manager shall continue Operations at levels comparable with the last adopted Program and Budget. For purposes of determining the required contributions of the Participants and their respective Participating Interests, the last adopted Program and Budget shall be deemed extended.

10.8   Financial Benefit.

For greater certainty and without limitation, it is understood and agreed that, subject to the provisions of section 10.5, each Participant shall derive its financial benefit from the Venture as and by way of its Participating Interest and benefits accruing thereto and not by means of fees or other charges made to or as against or in respect of the Venture.

ARTICLE 11
PROGRAMS AND BUDGETS

11.1   Operations Pursuant to Programs and Budgets.

Except as otherwise provided in section 11.6 and Article 15, Operations shall be conducted, expenses shall be incurred, and Assets shall be acquired only pursuant to approved Programs and Budgets.

11.2   Presentation of Programs and Budgets.

Proposed Programs and Budgets shall be prepared by the Manager for a period of one year unless a longer period is agreed to by all Participants. Each approved Program and Budget, regardless of length of time, shall be reviewed at least once a year at a meeting of the Management Committee. During the period encompassed by any Program and Budget and at least two months prior to its expiration, a proposed Program and Budget for the succeeding period shall be prepared by the Manager and submitted to the Participants.

11.3   Review and Approval of Proposed Programs and Budgets.

Within 30 days after submission of a proposed Program and Budget, each Participant shall submit to the Management Committee:

(h)   notice that the Participant approves the proposed Program and Budget; or

(i)   proposed modifications of the proposed Program and Budget; or

(j)   notice that the Participant rejects the proposed Program and Budget.

If a Participant fails to give any of the foregoing responses within the allotted time, the failure shall be deemed to be an approval by the Participant of the Manager's proposed Program and Budget. If a Participant makes a timely submission to the Management Committee pursuant to section 11.3(b) or (c), then the Management Committee shall meet to consider and develop a Program and Budget acceptable to the Participants. If the Management Committee does not unanimously approve a proposed Program and Budget within 30 days after the Manager's receipt of a notice pursuant to section 11.3(b) or (c), a proposed Program and Budget may be approved by a majority vote of the Management Committee.

If a Program and Budget is subsequently modified to decrease expenditures by 15% or more from the Program and Budget as originally approved, the non-contributing or partially-contributing Participant, as the case may be, shall have the right to contribute the difference between the amount, if any, already contributed and its full share, based on its Participating Interest prior to the reduction, of the modified Program and Budget and thereby avoid any reduction in its Participating Interest. The Manager shall, at such time as it becomes aware that expenditures for the Budget will be 75% or less than that as originally adopted, notify the non-contributing or partially-contributing Participant. The non-contributing or partially-contributing Participant may within 30 days thereafter notify the Manager of its election to contribute to its full share of the modified Program and Budget. Such notice shall include full payment of the non-contributing or partially-contributing Participant's share of the modified Program and Budget to the date of the payment.

Notwithstanding any other provision of this Agreement, any proposal by the Manager to shutdown Operations when the forecasted losses of the Venture for the one year period following the proposed shutdown are less than the closure and holding costs of the Venture for the same period shall require the approval of the Management Committee.

11.4   Election to Participate.

By notice to the Management Committee within 20 days after the final vote approving a Program and Budget or deemed approval of a Program and Budget a Participant may elect to contribute to Capital Expenditures which are a part of such Program and Budget in some lesser amount than its respective Participating Interest, or not at all, in which case its Participating Interest shall be recalculated as provided in Article 8. If a Participant fails to so notify the Management Committee, the Participant shall be deemed to have elected to contribute to such Program and Budget in proportion to its respective Participating Interest as of the beginning of the period covered by the Program and Budget. Notwithstanding the foregoing, in the event the Venture has fully utilized the $10.0 million loan either loaned by or arranged by Richmont pursuant to the provisions of section 7.3 and a Program and Budget recommends a further total expenditure of in excess of $10.0 million, the time required under this section to elect to participate shall at the option of a Participant be extended up to nine (9) months from the date of the final vote to permit such party to obtain an independent bankable feasibility study and to arrange financing.

11.5   Budget Overruns; Program Changes.

The Manager shall immediately notify the Management Committee of any material departure from an adopted Program and Budget. The Manager may not exceed an approved Program and Budget by more than 15% without the approval of the Management Committee. If the Manager does exceed an approved Program and Budget by more than 15% without the approval of the Management Committee, the Manager shall be solely responsible for the costs associated with exceeding the approved Program and Budget by more than 15%.

11.6   Emergency or Unexpected Expenditure.

In case of emergency, the Manager may take any reasonable action it deems necessary to protect life, limb or property, to protect the Assets or to comply with law or government regulation. The Manager may also make reasonable expenditures for unexpected events which are beyond its reasonable control and which do not result from a breach by it of its standard of care. The Manager shall promptly notify the Participants of the emergency or unexpected expenditure and the Manager shall be reimbursed for all resulting costs by the Participants in proportion to their respective Participating Interests at the time the emergency or unexpected expenditures are incurred.

ARTICLE 12
ACCOUNTS AND SETTLEMENTS

12.1   Monthly Statements.

The Manager shall promptly submit to the Management Committee monthly statements of account reflecting in reasonable detail the charges and credits to the Joint Account during the preceding month.

12.2   Cash Calls.

On the basis of the approved Program and Budget, the Manager shall submit to each Participant prior to the last day of each month, a billing for estimated cash requirements for the next month. Within 10 days after receipt of each billing, each Participant shall advance to the Manager its proportionate share of the estimated amount. The Manager shall promptly submit to each Participant billings for all other authorized expenditures as they are incurred. Time is of the essence in payment of such billings.

12.3   Failure to Meet Cash Calls.

A Participant that fails to meet cash calls in the amount and at the times specified in section 12.2 shall deemed to be in default of its obligations under this Agreement and the amounts of the defaulted cash call shall bear interest from the date due at an annual rate equal to two percentage points over the Prime Rate, but in no event shall the rate of interest exceed the maximum permitted by law. The non-defaulting Participant shall have those rights, remedies and elections specified in section 8.4.

12.4   Audits.

Upon request made by any Participant within 12 months following the end of the calendar year (or , if the Management Committee has adopted an accounting period other than the calendar year, within 12 months after the end of such period), the Manager shall order an audit of the accounting and financial records for such calendar year (or other accounting period). The cost of such audit shall be charged to the Joint Account. All written exceptions to and claims upon the Manager for discrepancies disclosed by such audit shall be made not more than three months after receipt of the audit report. Failure to make any such exception or claim within the three-month period shall mean the audit is correct and binding upon the Participants. The audits shall be conducted by a firm of certified public accountants selected by unanimous vote of the Management Committee.

ARTICLE 13
DISPOSITION OF PRODUCTION

13.1   Proceeds of Production.

Proceeds of production shall be distributed, or if a Participant elects to take in kind or separately dispose of its share of all Products, Richmont shall be entitled to 70% and Patricia to 30% of all proceeds of production or all Products, as the case may be, in each case, net of all costs (i.e. net cash flow) until Richmont has recovered all its initial expenditures pursuant to section 5.2 or 5.6 as the case may be, after which time, each of Richmont and Patricia shall be entitled to their share of Products based on their respective Participating Interests. Calculations as to the amount recouped by Richmont on account of its initial maximum $10 million expenditures (or such lesser amount pursuant to section 5.6 hereof) shall be based on the London p.m. fix of gold as at each applicable delivery date. The Manager shall send each calculation to the Participants as at each such delivery date and Patricia shall have 10 days to dispute the calculation. If the other Participant shall not dispute such calculation within the said 10 day period, the other Participant shall be deemed to have accepted the one applicable calculation. If the other Participant shall dispute such calculation, the matter shall be referred to arbitration in accordance with the provisions of section 19.9. Any extra expenditure incurred in the taking in kind or separate disposition by any Participant of its proportionate share of Products shall be borne by such Participant. Nothing in this Agreement shall be construed as providing, directly or indirectly, for any joint or cooperative marketing or selling of Products or permitting the processing of Products of any parties other than the Participants at any processing facilities constructed by the Participants pursuant to this Agreement. The Manager shall give the Participants notice at least 10 days in advance of the delivery date upon which their respective share of Products will be available.

13.2   Failure of Participant to Take in Kind.

If a Participant elects to take in kind but fails to so take, the Manager shall have the right, but not the obligation, for a period of time consistent with the minimum needs of the industry, but not to exceed one year, to purchase the Participant's share for its own account or to sell such share as agent for the Participant at not less than the prevailing market price in the area. Subject to the terms of any such contracts of sale then outstanding, during any period that the Manager is purchasing or selling a Participant's share of production, the Participant may elect by notice to the Manager to take in kind. The Manager shall be entitled to deduct from proceeds of any sale by it for the account of a Participant reasonable expenses incurred in such a sale.

ARTICLE 14
WITHDRAWAL AND TERMINATION

14.1   Termination by Expiration or Agreement.

This Agreement shall terminate as expressly provided in this Agreement, unless earlier terminated by written agreement of all Participants.

14.2   Withdrawal.

A Participant may elect to withdraw as a Participant from this Agreement by giving notice to the other Participant of the effective date of withdrawal, which shall be the later of the end of the then current Program and Budget or at least 30 days after the date of the notice. Upon such withdrawal, this Agreement shall terminate and the withdrawing Participant shall be deemed to have transferred to the remaining Participant, without cost and free and clear of royalties, liens or other encumbrances arising by, through or under such withdrawing Participant, except those exceptions existing as at the date of the execution and delivery of this Agreement and those to which both Participants have given their written consent after the date of this Agreement, all of its Participating Interest in the Assets and in this Agreement. Notwithstanding the foregoing, a Participant holding a 1.5% NSR shall retain the 1.5% NSR. No withdrawal under this section 14.2 shall relieve the withdrawing Participant of its share of liabilities, costs, penalties or fines to federal, provincial, municipal or local government or to third persons (whether such accrues before or after such withdrawal) arising out of Operations conducted prior to such withdrawal. For purposes of this section 14.2, the withdrawing Participant's share of such liabilities shall be equal to its Participating Interest at the time such liability, cost, penalty or fine was incurred.

14.3   Continuing Obligations.

On termination of this Agreement under section 14.1, the Participants shall each remain liable for all continuing obligations hereunder until final settlement of all accounts and for any liability, whether it accrues before or after termination, if it arises out of Operations during the term of the Agreement.

14.4   Disposition of Assets on Termination.

Promptly after termination under section 14.1, the Manager shall take all action necessary to wind up the activities of the Venture and all costs and expenses incurred in connection with the termination of the Venture shall be expenses chargeable to the Venture. Any Participant that has a negative capital account balance when the Venture is terminated for any reason shall contribute to the Assets of the Venture an amount sufficient to raise such balance to zero. The Assets shall first be paid, applied or distributed in satisfaction of all liabilities of the Venture to third parties and then to satisfy any debts, obligations, or liabilities owed to the Participants. Before distributing any funds or Assets to Participants, the Manager shall have the right to segregate amounts which in the Manager's reasonable judgment are necessary to discharge continuing obligations or to purchase for the account of Participants, bonds or other securities for the performance of such obligations. The foregoing shall not be construed to include the repayment of any Participant's capital contributions. Thereafter, any remaining cash and all other Assets shall be distributed (in undivided Interests unless otherwise agreed) to the Participants in proportion to their respective Participating Interest, first in the ratio and to the extent of their respective capital accounts and then in proportion to their respective Participating Interests, subject to any dilution, reduction or termination of such Participating Interests as may have occurred pursuant to the terms of this Agreement. No Participant shall receive a distribution of any interest in Products or proceeds from the sale thereof if such Participant's Participating Interest therein has been terminated pursuant to this Agreement.

14.5 Right to Data After Termination.

After termination of this Agreement pursuant to section 14.1, each Participant shall be entitled to copies of all information acquired hereunder before the effective date of termination not previously furnished to it, but a terminating or withdrawing Participant shall not be entitled to any such copies after any other termination or any withdrawal.

14.6 Continuing Authority.

On termination of this Agreement under section 14.1 or the deemed withdrawal of a Participant pursuant to section 8.4(c) or 8.5 or the withdrawal of a Participant pursuant to section 14.2, the Manager shall have the power and authority, subject to control of the Management Committee, if any, to do all things on behalf of the Participants which are reasonably necessary or convenient to: (a) wind up Operations; and (b) complete any transaction and satisfy any obligation, unfinished or unsatisfied, at the time of such termination or withdrawal, if the transaction or obligation arises out of Operations prior to such termination or withdrawal. The Manager shall have the power and authority to grant or receive extensions of time or change the method of payment of an already existing liability or obligation, prosecute and defend actions on behalf of the Participants and the Venture, mortgage Assets and take any other reasonable action in any matter with respect to which the former Participants continue to have, or appear or are alleged to have, a common interest or a common liability.

ARTICLE 15
ACQUISITIONS WITHIN AREA OF INTEREST

15.1 General.

Any interest or right to acquire any interest in real property, water, water rights or a royalty interest (a "Property Interest") wholly or partially within the Area of Interest acquired during the term of this Agreement by or on behalf of a Participant or any Affiliate shall be subject to the terms and provisions of this Agreement.

15.2 Notice of Acquisition.

If either Participant acquires during the term of this Agreement any mineral property which lies wholly or partly within the Area of Interest, the acquiring Participant shall within 30 days of such acquisition give notice of such acquisition or right to the same to the other Participant together with copies of all related geological and other data in its possession and such other Participant shall have the right during the 30 days next following the receipt of such notice and data, by written notice to the acquiring Participant, to elect that such mineral interest be included as part of the Properties hereunder. Failure to provide such notice to the acquiring Participant shall be deemed to constitute an election by the other Participant that such mineral property not be included as part of the Properties. Any agreement entered into by the acquiring Participant for the acquisition of a mineral interest within the Area of Interest shall contain a term permitting the disposition of an interest therein to the other Participant. If the other Participant elects that such mineral property not be included as part of the Properties, the acquiring Participant shall be free to deal with such mineral properties as it sees fit, free of any obligations contained in this Agreement. If the other Participant elects that such mineral properties shall be included as part of the Properties, all acquisition costs incurred (or the cash equivalent thereof) with respect to such mineral property shall be included as part of a Program and Budget.

ARTICLE 16
ABANDONMENT AND SURRENDER OF PROPERTIES

16.1   Surrender or Abandonment of Property.

The Management Committee may authorize the Manager to surrender or abandon part or all of the Properties consistent with the terms and conditions of any agreement under which such portion or portions of the Properties were acquired. If the Management Committee authorizes any such surrender or abandonment over the objection of a Participant, the Participant that desires to abandon or surrender shall assign to the objecting Participant, by quitclaim deed and without cost to the surrendering Participant, all of the surrendering Participant's interest in the property to be abandoned or surrendered and the abandoned or surrendered property shall cease to be part of the Properties.

ARTICLE 17
TRANSFER OF INTEREST

17.1   General.

A Participant shall have the right to Transfer to any third party its interest in or to this Agreement, its Participating Interest, the NSR or the Assets solely as provided in this Article 17.

17.2   Limitations on Free Transferability.

The Transfer right of a Participant in section 17.1 shall be subject to the following terms and conditions:

(a)   Subject to section 17.3 and section 17.4 a Participant may only transfer all of its interest in or to this Agreement, its Participating Interest, the NSR or the Assets and only in compliance with the provisions of this Article 17.

(b)   No transferee of all or any part of the interest of a Participant in this Agreement, any Participating Interest, the NSR or the Assets shall have the rights of a Participant unless and until the transferring Participant has provided to the other Participant notice of the Transfer and except as provided in sections 17.2(f) and 17.2(g), the transferee, as of the effective date of the Transfer, has committed in writing to be bound by this Agreement to the same extent as the transferring Participant or NSR owner.

(c) No Transfer permitted by this Article 17 shall relieve the transferring Participant of its share of any liability, cost, penalty or fine whether accruing before or after such Transfer, which arises out of Operations conducted prior to such Transfer.

(d) The transferring Participant and the transferee shall bear all tax consequences of the Transfer.

(e) No Participant shall Transfer any interest in this Agreement or the Assets except as contemplated by sections 17.2(f), 17.2(g) or by Transfer of all of its Participating Interest.

(f) If the Transfer is the grant of a security interest by mortgage, deed of trust, pledge, lien or other encumbrance of any interest in this Agreement, any Participating Interest or the Assets to secure a loan or other indebtedness of a Participant in a bona fide transaction, such security interest shall be subordinate to the terms of this Agreement and the rights and interests of the other Participant hereunder. Upon any foreclosure or other enforcement of rights in the security interest, the acquiring third party shall be deemed to have assumed the position of the encumbering Participant with respect to this Agreement and the other Participant and it shall comply with and be bound by the terms and conditions of this Agreement.

(g) If a sale or other commitment or disposition of Products or proceeds from the sale of Products by a Participant upon distribution to it pursuant to Article 13 creates in a third party a security interest in Products or proceeds therefrom prior to such distribution, such sale, commitment or disposition shall be subject to the terms and conditions of this Agreement.

(h) Only Canadian currency shall be used for Transfers for consideration.

(i) Notwithstanding the provisions of section 17.3, any Transfer of all of a Participant's interest in or to this Agreement, its Participating Interest, the NSR or the Assets, (except for a Transfer consummated in accordance with the provisions of section 17.4) shall be subject to the prior written approval of the other Participant, such approval not to be unreasonably withheld or delayed.

17.3 <u>Pre-emptive Right</u>.

Except as otherwise provided in section 17.4, if a Participant desires to Transfer all of its interest in this Agreement, the NSR, its Participating Interest or the Assets, the other Participant shall have a pre-emptive right to acquire such interests as provided in this section 17.3 and subject to section 17.2(i).

(a) A Participant wishing to Transfer all of its interest in this Agreement, the NSR, its Participating Interest or the Assets shall promptly notify the other Participant of its intensions. The notice shall state the price and all other pertinent terms and conditions upon which the Participant wishes to complete the Transfer. The other Participant shall have 20 days from the date such notice is delivered to notify the transferring Participant whether it elects to acquire the offered interest at the price and on the terms and conditions set forth in the notice. If it does so elect, the Transfer shall be consummated promptly after notice of such election is delivered to the transferring Participant.

(b) If the other Participant fails to so elect within the period provided for in section 17.3(a), subject to the provisions of section 17.2(i) the transferring Participant shall have 180 days following the expiration of such period to consummate the Transfer to a third party at a price and on terms no less favourable than those offered by the transferring Participant to the other Participant in the notice required in section 17.3(a).

(c)   If the transferring Participant fails to consummate the Transfer to a third party within the period set forth in section 17.3(b), the pre-emptive right of the other Participant in such offered interest shall be deemed to be revived. Any subsequent proposal to Transfer such interest shall be conducted in accordance with all of the procedures set forth in this section 17.3.

(d)   If the other Participant fails to so elect within the period provided for in article 17.3(a), the transferring Participant shall have the right to require the other Participant to sell all of its interest in this Agreement, its Participating Interest or the Assets, on identical terms, to the third party to whom the transferring Participant proposes to sell its interest, by providing the other Participant with 60 days' prior written notice of such forced sale of its interest.

(e)   If the transferring Participant does not provide the other Participant with 60 days, prior written notice of its option to elect such forced sale of its interest, the other Participant shall have the right to elect to "piggy back" its interest in this Agreement, its Participating Interest or the Assets and to have its interest sold on terms identical to the transferring Participant, by providing the transferring Participant with written notice of such exercise of the piggy back right within 30 days after such 60 day notice period has expired.

17.4   Exceptions to Pre-emptive Right.

Section 17.3 shall not apply to the following:

(a)   Transfer by a Participant of all or any part of its interest in its Participating Interest to an Affiliate.

(b)   Corporate merger, consolidation, amalgamation or reorganization of a Participant by which the surviving entity shall possess substantially all of the stock or all of the Property rights and interests and be subject to substantially all of the liabilities and obligations of that Participant.

(c)   The grant by a Participant of a security interest in any interest in this Agreement, any Participating Interest, or the Assets by mortgage, deed of trust, pledge, lien or other encumbrance.

(d)   A sale or other commitment or disposition of Products or proceeds from sale of Products by a Participant upon distribution to it pursuant to Article 13.

ARTICLE 18
CONFIDENTIALITY

18.1   General.

The financial terms of this Agreement and all information obtained in connection with the performance of this Agreement shall be the confidential, exclusive property of the Participants and, except as provided in section 18.2, shall not be disclosed by the parties to this Agreement or their affiliates to any third party or the public without the prior written consent of the other parties which consent shall not be unreasonably withheld.

18.2   Exceptions.

The consent required by section 18.1 shall not apply to a disclosure:

(a)   To an Affiliate, consultant, contractor or subcontractor that has a bona fide need to be informed.

(b)   To any third party to whom the disclosing Participant contemplates a Transfer of all or any part of its interest in or to this Agreement, the NSR, its Participating Interest or the Assets, as provided in this Agreement.

(c)   To a governmental agency or to the public which the disclosing Participant believes in good faith is required by pertinent law or regulation or the rules of any stock exchange.

In any case to which this section 18.2 is applicable, the disclosing Participant shall give notice to the other Participant concurrently with the making of such disclosure. As to any disclosure pursuant to section 18.2(a) or (b), only such confidential information as such third party shall have a legitimate business need to know shall be disclosed and such third party shall first agree in writing to protect the confidential information from further disclosure to the same extent as the Participants are obligated under this Article 18.

18.3   Duration of Confidentiality.

The provisions of this Article 18 shall apply during the term of this Agreement and for two years following termination of this Agreement pursuant to section 14.1 and shall continue to apply to any Participant who withdraws, who is deemed to have withdrawn, or who Transfers its Participating Interest, for three years following the date of such occurrence.


ARTICLE 19
GENERAL PROVISIONS


19.1   Notices.

All notices, payments and other required communications ("Notices") to the Participants shall be in writing, and shall be addressed respectively as follows:

If to Richmont:	110 Avenue Principale Rouyn-Noranda, Quebec J9X 4P2
	Attention: Louis Dionne
	Facsimile: 819-797-0166
with a copy to:	Aylesworth Thompson Phelan O'Brien LLP Ernst & Young Tower Toronto Dominion Centre 18th Floor, 222 Bay Street Toronto, Ontario M5K 1H1
	Attention: James W. Spence Facsimile: 416-865-1398

If to Patricia:	100 Adelaide Street West
	Suite 405
	Toronto, Ontario M5H 1S3
	Attention: Richard H. Sutcliffe
	Facsimile: 416-864-0620
with a copy to:	Cassels Brock & Blackwell LLP
	Scotia Plaza, Suite 2100
	40 King Street West
	Toronto, Ontario M5H 3C2
	Attention: John H. Craig
	Facsimile: 416-350-6951

All Notices shall be given; (i) by personal delivery to the Participant; or (ii) by electronic communication, with a confirmation sent by registered or certified mail return receipt requested; or (iii) by registered or certified mail return receipt requested. All Notices shall be effective and shall be deemed delivered; (i) if by personal delivery on the date of delivery if delivered during normal business hours, and, if not delivered during normal business hours, on the next business day following delivery; (ii) if by electronic communication on the next business day following receipt of the electronic communication; and (iii) if solely by mail on the next business day after actual receipt. A Participant may change its address by Notice to the other Participant.

19.2 Waiver.

The failure of a Participant to insist on the strict performance of any provision of this Agreement or to exercise any right, power or remedy upon a breach hereof shall not constitute a waiver of any provision of this Agreement or limit the Participant's right thereafter to enforce any provision or exercise any right.

19.3 Modification.

No modification of this Agreement shall be valid unless made in writing and duly executed by the Participants.

19.4 Force Majeure.

Except for the obligation to make payments when due hereunder, the obligations of a Participant shall be suspended to the extent and for the period that performance is prevented or delayed by any cause, whether foreseeable or unforeseeable, beyond its reasonable control, including, without limitation, lack of access to the Properties, labour disputes (however arising and whether or not employee demands are reasonable or within the power of the Participant to grant); acts of God; laws, regulations, orders, proclamations, instructions or requests of any government or governmental entity, judgments or orders of any court; inability to. obtain on reasonably acceptable terms any public or private license, permit or other authorization; curtailment or suspension of activities to remedy or avoid an actual or alleged, present or prospective violation of federal, provincial, municipal or local environmental standards; acts of war or conditions arising out of or attributable to war, whether declared or undeclared; riot, civil strife, insurrection or rebellion; fire, explosion, earthquake, storm, flood, sink holes, drought or other adverse weather condition; delay or failure by suppliers or transporters of materials, parts, supplies, services or equipment or by contractors' or subcontractors' shortage of, or inability to obtain, labour, transportation, materials, machinery, equipment, supplies, utilities or services; accidents; breakdown of equipment, machinery or facilities; or any other cause whether similar or dissimilar to the foregoing. The affected Participant shall promptly give notice to the other Participant of the suspension of performance, stating therein the nature of the suspension, the reasons therefor and the expected duration thereof. The affected Participant shall resume performance as soon as reasonably possible. During the period of suspension, the obligations of the Participants to advance funds pursuant to section 12.2 shall be reduced to levels consistent with Operations.

19.5   Governing Law.

This Agreement shall be governed by and interpreted in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

19.6   Further Assurances.

Each of the Participants agrees to take from time to time such actions and execute such additional instruments as may be reasonably necessary or convenient to implement and carry out the intent and purpose of this Agreement.

19.7   Survival of Terms and Conditions.

The following sections shall survive the termination of this Agreement to the full extent necessary for their enforcement and the protection of the Participant in whose favour they run: sections 2.1, 2.2, 6.5, 8.4, 8.6, 12.3, 14.2, 14.3, 14.4, 14.5, 14.6 and 14.7.

19.8   Entire Agreement, Successors and Assigns.

This Agreement contains the entire understanding of the Participants and supersedes all prior agreements and understandings between the Participants relating to the subject matter hereof. This Agreement shall be binding upon and enure to the benefit of the respective successors and permitted assigns of the Participants. In the event of any conflict between this Agreement and any Exhibit or Schedule attached hereto, the terms of this Agreement shall be controlling.

19.9   Arbitration of Disputes.

All disputes between the Participants, their successors and assigns, arising under this Agreement, which the parties are unable to resolve within 20 days, may at any time thereafter be submitted to arbitration by written demand of any Participant. To demand arbitration any Participant (the "Demanding Party") shall give written notice to the other Participant (the "Responding Party"). Such notice shall specify the nature of the issues in dispute, the amount involved and the remedy requested. Within 20 days of the receipt of the notice, the Responding Party shall answer the demand in writing, specifying the issues that party disputes. Each Participant shall select one qualified arbitrator within 10 days of the Responding Party's answer. Each of the arbitrators shall be a disinterested person qualified by experience to hear and determine the issues to be arbitrated. The arbitrators so chosen shall select a neutral arbitrator within 10 days of their selection. If the named arbitrators cannot agree on a neutral arbitrator, the arbitrators shall make application to any court of competent jurisdiction in the Province of Ontario, with a copy of both Participants ' notice or answer, as the case may be, requesting that court to select and appoint the third arbitrator. The court's selection shall be final and binding on the Participants. If either Participant does not name an arbitrator, the arbitrator named by either party shall serve as sole arbitrator. Immediately upon appointment of the third arbitrator, each Participant shall present in writing to the panel of three arbitrators (with a copy to the other Participant) their statement of the issues in dispute. Any questions of whether a dispute should be arbitrated under this section shall be decided by the arbitrators. The arbitrators, as soon as possible, but not more than 30 days after their appointment, shall meet in Toronto, Ontario, at a time and place reasonably convenient for the Participants, after giving each Participant at least 10 days' notice. The failure of a Participant to appear at the hearing shall not operate as a default. The attendance of all arbitrators shall not be required at all hearings. Actions of the arbitrators shall be by majority vote. After hearing the Participants in regard to the matter in dispute, taking such evidence and making such other investigation as justice requires and as the arbitrators deem necessary, they shall decide the issues submitted to them within 10 days thereafter and serve a written and signed copy of the award upon each Participant. Such award shall be final and binding on the Participants and confirmation thereon may be applied for in any court of competent jurisdiction by any Participant. If the Participants settle the dispute in the course of the arbitration, such settlement shall be approved by the arbitrators on request of either Participant and become the award. Fees and expenses of the arbitration shall be shared by the Participants in proportion to their Participating Interests. Each Participant shall bear its own solicitors' fees.

19.10   Currency.

All sums of money in this Agreement (unless otherwise specifically stated) shall be expressed in terms of Canadian dollars.

19.11   Execution by Counterpart.

This Agreement may be executed in counterpart, by original or telefacsimile signature and each such counterpart when taken together shall be one and the same agreement and shall be deemed to be dated as of the date and year set forth above.

19.12   TSX Venture Exchange Approval.

This Agreement and the transactions contemplated hereunder shall be subject to acceptance by the TSX Venture Exchange with respect to Patricia.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first hereinabove written.

RICHMONT MINES INC.

Per: _____

     Name

     Title

PATRICIA MINING CORP.

Per: _____

     Name

     Title


EXHIBIT A

LEGAL DESCRIPTION


KREMZAR

Registered in the name of Patricia Mining Corp.

1stly	Mining claims SSM 3859; SSM 3861; SSM 3931; SSM 3932; SSM 3951; Part of mining claim SSM 3860; and Part of mining claim SSM 3933 in the Township of Finan, District of Algoma, Province of Ontario, being Parcel 1855 Algoma West Section.
2ndly:	Mining claims SM 3900; SSM 3901; SSM 3908 and Part of mining claim SSM 3909 in the Township of Finan, District of Algoma, Province of Ontario, being Parcel 1801 Algoma West Section.
3rdly:	Mining claim SSM 3902 in the Township of Finan, District of Algoma, Province of Ontario being Parcel 1802 Algoma West Section.
4thly:	Mining claims SSM 3903; SSM 3905; SSM 3906; and Part of mining claim SSM 3910 in the Township of Finan, District of Algoma, Province of Ontario being Parcel 1839 Algoma West Section.
5thly:	Mining claim SSM 3904 in the Township of Finan, District of Algoma, Province of Ontario being Parcel 1837 Algoma West Section.
6thly:	Surface Rights only in Mining claim SSM 3991 in the Township of Finan, District of Algoma, Province of Ontario being Parcel 11326 Algoma West Section.

LOCALSH

Registered in the name of Patricia Mining Corp.

1stly:	Mining claims SSM 884824 designated as Part 1 on 1R-7046 in the Township of Finan, District of Algoma, Province of Ontario, being parcel 1790 Algoma Leasehold.
2ndly:	Mining claim SSM 884834 designated as Part 2 on 1R-7046 in the Township of Finan, District of Algoma, Province of Ontario, being Parcel 1789 Algoma Leasehold.
3rdly:	Mining claims SSM 543310; SSM 825287; SSM 825288; SSM 837117 and SSM 837118 in the Township of Finan, District of Algoma, Province of Ontario being Parcel 1788 Algoma Leasehold.
4thly:	Mining claim SSM 884834 designated as Part 2 on 1R-7046; Part of mining claim 3991 designated as Part 1 on 1R-7063; Part of mining claim SSM 3910 designated as Part 2 on 1R-7063 in the Township of Finan, District of Algoma, Province of Ontario, being Parcel 1787 Algoma Leasehold.
5thly:	Mining claims SSM 724370; SSM 724371; SSM 825290; SSM 724372; SSM 825289 and SSM 724373 designated as Parts 1, 2, 3, 4, 5 and 6 on 1R-7537 in the Township of Finan, District of Algoma, Province of Ontario, being Parcel 1809 Algoma Leasehold.
6thly:	Mining claims SSM 991857 and SSM 991858 designated as Parts 1 and 2 on 1R-7538 in the Township of Finan, District of Algoma, Province of Ontario being parcel 1810 Algoma Leasehold.
7thly:	Mining claims SSM 991852; SSM 991853; SSM 991854; SSM 991855; SSM 991856; and SSM 724369 designated as Parts 1, 2, 3, 4, 5, 6, and 7 on 1R-7673 in the Township of Finan, District of Algoma, Province of Ontario being Parcel 1812 Algoma Leasehold.
8thly:	Mining claim SSM 837681 designated as Parts 1, 2, 3 and 4 on 1R-7905 in the Township of Finan, District of Algoma, Province of Ontario, being Parcel 1819 Algoma Leasehold.
9thly:	Part of Mining claim SSM 2075 in the Township of Finan, District of Algoma, Province of Ontario being Parcel 1514 Algoma West Section.
10thly:	Mining claim SSM 4101 in the Township of Finan, District of Algoma, Province of Ontario being Parcel 1894 Algoma West Section.

Unpatented Claims	Claim Nos.	Township	Registered Owner
	825291	Jacobson	Patricia Mining Corp.
	825292	Jacobson	Patricia Mining Corp.
	825293	Jacobson	Patricia Mining Corp.
	825294	Jacobson	Patricia Mining Corp.
	849447	Finan	-
	884825	Finan	-
	884835	Finan	-

GOUDREAU

1stly:	Mining claims SSM 1087; SSM 1088; Part of mining claim SSM 1114 and part of mining claim SSM 1149 in the Township of Riggs, District of Algoma, Province of Ontario being Parcel 1038 Algoma West Section. (1)
2ndly:	A 69/100 interest in Part of mining claim SSM 2490 in the Township of Finan, District of Algoma, Province of Ontario being Parcel 1389 Algoma West Section.(2)
3rdly:	A 69/100 interest in Mining claims SSM 2491; SSM 2666 and SSM 2667 in the Township of Finan, District of Algoma, Province of Ontario being Parcel 1390 Algoma West Section.(2)
4thly:	Mining claims SSM 2054; SSM 2055; SSM 2056 and SSM 2057 in the Township of Finan, District of Algoma, Province of Ontario being Parcel 1462 Algoma West Section.(3)
5thly:	Mining claims SSM 2262; SSM 2263 and SSM 2264 in the Township of Finan, District of Algoma, Province of Ontario being Parcel 1510 Algoma West Section.(3)
6thly:	Certain parcel of land under water, situate, lying and being in Township 27 Range 26 (Township of Aguonie) District of Algoma Province of Ontario being Parcel 1956 Algoma West Section.(4)
7thly:	Mining claim SSM 1711 and Part of Mining claim SSM 1772 in the Township of Finan, District of Algoma, Province of Ontario, being Parcel 2886 Algoma West Section.(3)
8thly:	Mining claims SSM 1708; SSM 1709; SSM 1710; SSM 1769; SSM 1771; SSM 1775; SSM 1776; SSM 1777; SSM 1778 and part of mining claim SSM 1770 in the Township of Finan, District of Algoma, Province of Ontario being Parcel 2887 Algoma West Section.(3)
9thly:	Part of mining claim SSM 28242 in the Township of Jacobson, District of Algoma, Province of Ontario being Parcel 4364 Algoma West Section.(3)
10thly:	Part of mining claim SSM 28240 in the Township of Finan, District of Algoma, Province of Ontario being Parcel 4365 Algoma West Section.(3)
11thly:	Part of mining claim SSM 28241 in the Township of Finan, District of Algoma, Province of Ontario being Parcel 4366 Algoma West Section.(3)
12thly:	Part of mining claim SSM 28244 in the Township of Jacobson, District of Algoma, Province of Ontario being Parcel 4367 Algoma West Section.(3)
13thly:	Part of mining claim SSM 28243 in the Township of Jacobson, District of Algoma, Province of Ontario being Parcel 4368 Algoma West Section.(3)
14thly:	Mining claim SSM 2705 in the Township of Jacobson, District of Algoma, Province of Ontario being Parcel 55 Michipicoten.(3)
15thly:	Mining claims SSM 1813 and SSM 1814 in the Township of Jacobson, District of Algoma, Province of Ontario being Parcel 71 Michipicoten.(3)

16thly:	Mining claim SSM 1831 in the Township of Jacobson, District of Algoma, Province of Ontario being Parcel 72 Michipicoten.(3)
17thly:	Mining claims SSM 2994; SSM 2995; SSM 2996 and SSM 2997 in the Township of Jacobson, District of Algoma, Province of Ontario being Parcel 73 Michipicoten.(3)
18thly:	Part of mining claims SSM 2438; SSM 2439; SSM 2440; SSM 2441 in the Township of Jacobson and part of mining claim SSM 3817 in the Township of Finan, District of Algoma, Province of Ontario being Parcel 74 Michipicoten.(3)
19thly:	Mining claim SSM 4207 in the Township of Jacobson, District of Algoma, Province of Ontario being Parcel 75 Michipicoten.(3)
20thly:	Mining claim SSM 4206 in the Township of Jacobson, District of Algoma, Province of Ontario being Parcel 76 Michipicoten.(3)
21stly:	Mining claim SSM 6765 in the Township of Jacobson, District of Algoma, Province of Ontario being Parcel 77 Michipicoten.(3)
22ndly:	Part of mining claims SSM 2438; SSM 2439; SSM 2440; SSM 2441 in the Township of Jacobson and part of mining claim SSM 3817 in the Township of Finan, District of Algoma, Province of Ontario being Parcel 78 Michipicoten.(3)
23rdly:	Mining claim SSM 9108 in the Township of Jacobson, District of Algoma, Province of Ontario being Parcel 79 Michipicoten.(3)
24thly:	Mining claims SSM 2775 and SSM 2776 in the Township of Jacobson, District of Algoma, Province of Ontario being Parcel 80 Michipicoten.(3)
25thly:	Mining claims SSM 7282; SSM 7283 and SSM 7284 in the Township of Jacobson, District of Algoma, Province of Ontario being Parcel 81 Michipicoten.(3)
26thly:	Mining claims SSM 1958; SSM 1959; SSM 1960 and SSM 1961 in the Township of Finan, District of Algoma, Province of Ontario being Parcel 82 Michipicoten.(3)
27thly:	Mining claim SSM 4212 in the Township of Jacobson, District of Algoma, Province of Ontario being Parcel 83 Michipicoten.(3)
28thly:	Mining claims SSM 7219; SSM 7220 and SSM 7221 in the Township of Jacobson, District of Algoma, Province of Ontario being Parcel 84 Michipicoten.(3)

(1)   Registered in the name of Algoma Steel Corp. Ltd.
(2)   Registered in the name of 710238 Ontario Limited as to a 69/100 interest RIX, Marlene, as to a 31/100 interest.
(3)   Registered in the name of 710238 Ontario Limited.
(4)   Registered in the name of The Algoma Steel Corporation, Limited.

M.L.O. [1]	Parcel 641	Riggs	SSM 1149
M.L.O. [1]	Parcel 13520	Finan	SSM 2056
M.L.O. [1]	Parcel 13268	Finan	SSM 28240
		Finan	SSM 28241
		Jacobson	SSM 28242
		Jacobson	SSM 28243
		Jacobson	SSM 28244

(1)   Mining License of Occupation for mining rights only of parts of the former mining claims underwater

PERMITTED ENCUMBRANCES

Kremzar

The property and related assets including the mill and associated infrastructure referred to as the Kremzar property (the "Property") are subject to the following permitted encumbrances affecting title thereto:

1.   The reservations and exceptions contained in the original Grants from the Crown as varied by statute.

2.   Any of the qualifications contained in subsections 47(1) of the *Land Titles Act* (Ontario) not including qualifications 47(1)(12).

3.   Any rights to lawful unregistered easements, rights of access or rights of way of which there is no registered notice provided the same do not impair the use of the Property for the purposes of exploration for, or development and mining of, all minerals, metals and ores situate on the Property or for the purposes of producing, removing, treating, milling or transporting of all minerals, metals or ores situate on the Property.

4.   Any encroachments either onto the Property by improvements on adjoining lands or by improvements on the Property onto adjoining lands and any discrepancies in the legal descriptions of the Property or adjoining lands which might be revealed by an up-to-date survey provided the same do not impair the use of the Property for the purposes of exploration for, or development and mining of, all minerals, metals and ores situate on the Property or for the purposes of producing, removing, treating, milling or transporting all minerals, metals or ores situate on the Property.

5.   All documents currently registered against title to the Property, including, without limitation, the following registered agreements:

        (i)   On parcels 1801, 1839 and 1855 (AWS) – Instrument Nos. 169054 and 169055 registered April 2, 1990 where HER MAJESTY THE QUEEN in Right of Ontario as represented by the Minister of Government Services registered a Caution stating "No Dealing Without the Consent of Cautioner". As to parcels 1801 and 1855 the aforesaid Caution expired per section 128(5) 03/02/07;

        (ii)   On parcels 1801, 1802, 1837, 1839 and 1855 (AWS) – Instrument No. 146739 registered May 1, 1987 as a Notice of Agreement with The Algoma Steel Corporation Limited; and

        (iii)   On parcel 11326 (AWS) – Instrument No. 148841 registered August 6, 1987 – this parcel is subject to covenants as set forth in #148841.

6.   Instrument No. 227469 being a Notice registered February 21, 2000 in favour of Aur Resources Inc. re: Royalty Agreement.

7.   Instrument No. 227470 being a Charge registered February 21, 2000 in favour of Her Majesty The Queen, in Right of the Province of Ontario, as represented by the Minister of Northern Development and Mines securing the sum of $577,800.00.

8.   The following unregistered option agreement:

        (i)   The Goudreau Option and Joint Venture Agreement made as of July 15 1983 between Canamax Resources Inc. and The Algoma Steel Corporation, Limited as amended by agreements dated October 14, 1983; November 10, 1987; July 3, 1989; December 3, 1990; February 26, 1991; and September 15, 1993.

9. An unregistered lease agreement dated April 25, 1989 between 716239 Ontario Limited and Canamax Resources Inc., concerning parcels 2886 (AWS) and 2887 (AWS).

10. Any tax and/or rental notices with respect to the Property which must be paid on an annual basis.

Lochalsh

The property referred to as the Lochalsh property (the "Property") is subject to the following permitted encumbrances affecting title thereto:

1. The reservations and exceptions contained in the original Grants from the Crown as varied by statute.

2. Any of the qualifications contained in subsections 47(1) of the *Land Titles Act* (Ontario) not including qualifications 47(1)(12).

3. Any rights to lawful unregistered easements, rights of access or rights of way of which there is no registered notice provided the same do not impair the use of the Property for the purposes of exploration for, or development and mining of, all minerals, metals and ores situate on the Property or for the purposes of producing, removing, treating, milling or transporting of all minerals, metals or ores situate on the Property.

4. Any encroachments either onto the Property by improvements on adjoining lands or by improvements on the Property onto adjoining lands and any discrepancies in the legal descriptions of the Property or adjoining lands which might be revealed by an up-to-date survey provided the same do not impair the use of the Property for the purposes of exploration for, or development and mining of, all minerals, metals and ores situate on the Property or for the purposes of producing, removing, treating, milling or transporting all minerals, metals or ores situate on the Property.

5. All documents currently registered against title to the Property, including, without limitation, the following registered agreements:

    (i)   On parcels 1514 and 1894 (AWS) – a Right of Easement No. 30628 dated May 21, 1953, for a power transmission line which was transferred on July 13, 1981 to Great Lakes Power Limited by Instrument No. 113588;

    (ii)   On parcels 1812 Leasehold and 1894 (AWS) – a Lien registered as Instrument No. 207293 on August 23, 1996 by Norex Drilling Ltd.

6. Notice registered February 21, 2002 by Aur Resources Inc. (re: Royalty Agreement);

7. The following unregistered option agreement:

    (i)   The Goudreau Option and Joint Venture Agreement made as of July 15, 1983 between Canamax Resources Inc. and The Algoma Steel Corporation, Limited as amended by agreements dated October 14, 1983; November 10, 1987; July 3, 1989; December 3, 1990; February 26, 1991; and September 15, 1993

8. Any tax and/or rental notices with respect to the Property which must be paid on an annual basis.

Goudreau

The property referred to as Goudreau (the "Property") is subject to the following permitted encumbrances affecting title thereto:

1.   The reservations and exceptions contained in the original Grants from the Crown as varied by statute.

2.   Any of the qualifications contained in subsections 47(1) of the *Land Titles Act* (Ontario) not including qualifications 47(1)(12).

3.   Any rights to lawful unregistered easements, rights of access or rights of way of which there is no registered notice provided the same do not impair the use of the Property for the purposes of exploration for, or development and mining of, all minerals, metals and ores situate on the Property or for the purposes of producing, removing, treating, milling or transporting of all minerals, metals or ores situate on the Property.

4.   Any encroachments either onto the Property by improvements on adjoining lands or by improvements on the Property onto adjoining lands and any discrepancies in the legal descriptions of the Property or adjoining lands which might be revealed by an up-to-date survey provided the same do not impair the use of the Property for the purposes of exploration for, or development and mining of, all minerals, metals and ores situate on the Property or for the purposes of producing, removing, treating, milling or transporting all minerals, metals or ores situate on the Property.

5.   All documents currently registered against title to the Property, including, without limitation, the following registered agreements:

(i)   On parcels 1038 (AWS), 1389 (AWS), 1390 (AWS), 12474 (AWS), 1462 (AWS), 1510 (AWS), 1956 (AWS), 2886 (AWS), 12321 (AWS), 2887 (AWS), 12322 (AWS), 4364 (AWS, 4365 (AWS), 4366 (AWS), 4367 (AWS), 4368 (AWS), 55 (Michipicoten), 71 (Michipicoten), 72 (Michipicoten), 73 (Michipicoten), 74 (Michipicoten), 75 (Michipicoten), 76 (Michipicoten), 77 (Michipicoten), 78 (Michipicoten), 79 (Michipicoten), 80 (Michipicoten), 81 (Michipicoten), 82 (Michipicoten), 83 (Michipicoten), 84 (Michipicoten) – a restriction that no Transfer or Charge shall be registered without the consent of Canamax Resources Inc. With respect to Parcels 89, 80 and 81 (Michipicoten) there is a right of reversion to the Crown in the event ores or minerals extracted therefrom are not treated and refined within Canada.

(ii)   On parcels 82, 83 and 84 (Michipicoten) - A Right of Easement No. 31152 dated October 23, 1953 for a power transmission line which was transferred on July 13, 1981 to Great Lakes Power Limited by Instrument No. 113488.

(iii)   On parcels 1389 and 1390 (AWS) – a transfer of a 31% undivided interest on December 29, 1953 to William Henry Webb by Instrument No. 31296 as amended by Order registered as Instrument No. 231140 on October 24, 2000 to transfer the interest of William Henry Webb to Rix, Marlene;

(iv)   On parcels 1462, 1956 and 2887 (AWS) – A right of Easement No. 29817 dated April 14, 1952, for a power transmission line, which was transferred on July 3, 1981 to Great Lakes Power Limited by Instrument No. 113588;

(v)   On parcel 1956 (AWS) – Instrument No. 20366 dated April 23, 1923, whereby the Algoma Central and Hudson Bay Railway Company reserved a right of way for a railway and retained the right to certain royalties upon all ores and minerals raised, won or taken from the said lands;

(vi)   On parcels 2886 and 1887 (AWS) – Instrument Nos. 169054 and 169055 registered April 2, 1990 where HER MAJESTY THE QUEEN in Right of Ontario as represented by the Minister of Government Services registered a Caution stating "No Dealing Without the Consent of Cautioner";

(vii)   On parcel 4364 (AWS) – Subject to a licence of occupation with Algoma Central Telephone.

6.   The following unregistered option agreement:

(i)   The Goudreau Option and Joint Venture Agreement made as of July 15 1983 between Canamax Resources Inc. and The Algoma Steel Corporation, Limited as amended by agreements dated October 14, 1983; November 10, 1987; July 3, 1989; December 3, 1990; February 26, 1991; and September 15, 1993.

7.   An unregistered lease agreement dated April 25, 1989 between 716239 Ontario Limited and Canamax Resources Inc., concerning parcels 2886 (AWS) and 2887 (AWS).

8.   Unregistered Undertaking of 108668 Ontario Inc. and of 710238 Ontario Limited to deliver in registrable form Transfer/Deed of Land conveying a 53.4% interest in the Property to Patricia or such larger interest as the parties may agree or as may be delivered under the Option Agreement as defined. (108668 Ontario Inc. and 710238 Ontario Limited are in default of this Undertaking.)

9.   Undertaking to permit Aur Resources Inc. to register Notice of Royalty Interest in the Properties.

10.   Any tax and/or rental notices with respect to the Property which must be paid on an annual basis.

EXHIBIT B

ACCOUNTING PROCEDURE

The financial and accounting procedures to be followed by the Manager and the Participants under the Agreement are set forth below. References in this Accounting Procedure to Sections and Articles are to those located in this Accounting Procedure unless it is expressly stated that they are references to the Agreement.

ARTICLE 1
GENERAL PROVISIONS

1.1   General Accounting Records. The Manager shall maintain detailed and comprehensive cost accounting records in accordance with this Accounting Procedure, including general ledgers, supporting and subsidiary journals, invoices, cheques and other customary documentation, sufficient to provide a record of revenues and expenditures and periodic statements of financial position and the results of operations for managerial, tax, regulatory or other financial reporting purposes. Such records shall be retained for the duration of the period allowed the Participants for audit or the period necessary to comply with tax or other regulatory requirements. The records shall reflect all obligations, advances and credits of the Participants.

1.2   Bank Accounts. The Manager shall maintain one or more separate bank accounts for the payment of all expenses and the deposit of all cash receipts for the Venture.

1.3   Statements and Billings. The Manager shall prepare statements and bill the Participants as provided in Article 12 of the Agreement. Payment of any such billings by either Participant, including the Manager, shall not prejudice such Participant's right to protest or question the correctness thereof for a period not to exceed 12 months following the year end adopted by the Management Committee during which such billings were received by the Participant. All written exceptions to and claims upon the Manager for incorrect charges, billings or statements shall be made upon the Manager within such 12-month period. The time period permitted for adjustments hereunder shall not apply to adjustments resulting from periodic inventories as provided in Article 5 of this Exhibit.

ARTICLE 2
CHARGES TO JOINT ACCOUNT

Subject to the limitations hereinafter set forth, the Manager shall charge the Joint Account with the following:

2.1   Rentals, Royalties and Other Payments. All Property acquisition and holding costs, including filing fees. license fees, costs of permits and assessment work, delay rentals, production royalties, including any required advances and all other payments made by the Manager which are necessary to acquire or maintain title to the Assets.

2.2   Labour and Employee Benefits.

(a)   Salaries and wages of the Manager's employees directly engaged in Operations, including salaries or wages of employees who are temporarily assigned to and directly employed by same.

(b)   The Manager's cost of holiday, vacation, sickness and disability benefits and other customary allowances applicable to the salaries and wages chargeable under sections 2.2(a) and 2.12 hereof. Such costs may be charged on a "when and as paid basis" or by "percentage assessment" on the amount of salaries and wages. If percentage assessment is used, the rate shall be applied to wages or salaries excluding overtime and bonuses. Such rate shall be based on the Manager's cost experience and it shall be periodically adjusted at least annually to ensure that the total of such charges does not exceed the actual cost thereof to the Manager.

(c)   The Manager's actual cost of established plans for employees' group life insurance, hospitalization, pension, retirement, stock purchase, thrift, bonus (except production or incentive bonus plans under a union contract based on actual rates of production, cost savings and other production factors and similar non-union bonus plans customary in the industry or necessary to attract competent employees, which bonus payments shall be considered salaries and wages under sections 2.2(a) and 2.12 hereof; rather than employees' benefit plans) and other benefit plans of a like nature applicable to salaries and wages chargeable under sections 2.2(a) or 2.12 hereof, provided that the plans are limited to the extent feasible to those customary in the industry.

(d)   Cost of assessments imposed by governmental authority which are applicable to salaries and wages chargeable under sections 2.2(a) and 2.12 hereof, including all penalties except those resulting from the wilful misconduct or gross negligence of the Manager.

2.3   Materials, Equipment and Supplies. The cost of materials, equipment and supplies (herein called "Material ") purchased from unaffiliated third parties or furnished by the Manager or any Participant as provided in Article 3. The Manager shall purchase or furnish only so much Material as may be required for immediate use in efficient and economical Operations. The Manager shall also maintain inventory levels of Material at reasonable levels to avoid unnecessary accumulation of surplus in stock.

2.4   Equipment and Facilities Furnished by Manager. The cost of machinery, equipment and facilities owned by the Manager and used in operations or used to provide support or utility services to Operations charged at rates commensurate with the actual costs of ownership and operation of such machinery, equipment and facilities. Such rates shall include costs of maintenance, repairs, other operating expenses, insurance, taxes, depreciation and interest at a rate not to exceed two percent per annum above the prime rate as determined by the Canadian Imperial Bank of Commerce. Such rates shall not exceed the average commercial rates currently prevailing in the vicinity of the Operations.

2.5   Transportation. Reasonable transportation costs incurred in connection with the transportation of employees and material necessary for the Operation.

2.6   Contract-Services and Utilities. The cost of contract services and utilities procured from outside sources, other than services described in sections 2.9 and 2.13 hereof. If contract services are performed by the Manager or an Affiliate thereof, the cost charged to the Joint Account shall not be greater than that for which comparable services and utilities are available in the open market within the vicinity of the Operations.

2.7   Insurance Premiums. Net premiums paid for insurance required to be carried for Operations for the protection of the Participants. When the operations are conducted in an area where the Manager may self-insure for Workers' Compensation and/or Employer's Liability under provincial law, the Manager may elect to include such risks in its self-insurance program and shall charge its costs of self-insuring such risks to the Joint Account provided that such charges shall not exceed published manual rates.

2.8 Damages and Losses. All costs in excess of insurance proceeds necessary to repair or replace damage or losses to any Assets resulting from any cause other than the wilful misconduct or gross negligence of the Manger. The Manager shall furnish the Management Committee with written notice of damages or losses as soon as practicable after a report thereof has been received by the Manager.

2.9 Legal and Regulatory Expense. Except as otherwise provided in section 2.13 hereof, all legal and regulatory costs and expenses incurred in or resulting from the Operations or necessary to protect or recover the Assets.

2.10 Audit. Cost of annual audits under section 12.4 of the Agreement.

2.11 Taxes. All taxes (except income taxes) of every kind and nature assessed or levied upon or in connection with the Assets, the production of Products or operations, which have been paid by the Manager for the benefit of the Participants. Each Participant is separately responsible for income taxes which are attributable to its respective Participating Interest.

2.12 District and Camp Expenses (Field Supervision and Camp Expenses). A pro rata portion of; (i) the salaries and expenses of the Manager's superintendent and other employees serving operations whose time is not allocated directly to such operations; (ii) the costs of maintaining and operating an office (herein called "the Manager's Project Office") and any necessary suboffice; and (iii) all necessary camps, including housing facilities for employees, used for Operations. The expense of those facilities, less any revenue therefrom, shall include depreciation or a fair monthly rental in lieu of depreciation of the investment. The total of such charges for all Properties served by the Manager's employees and facilities shall be apportioned to the Joint Account on the basis of a ratio, the numerator of which is the direct labour costs of the Operations and denominator of which is the total direct labour costs incurred for all activities served by the Manager.

2.13 Other Expenditures. Any reasonable direct expenditure, other than expenditures which are covered by the foregoing provisions, incurred by the Manager for the necessary and proper conduct of Operations.

ARTICLE 3
BASIS OF CHARGES TO JOINT ACCOUNT

3.1 Purchases. Material purchased and services procured from third parties shall be charged to the Joint Account by the Manager at invoiced cost, including applicable transfer taxes, less all discounts taken. If any Material is determined to be defective or is returned to a vendor for any other reason, the Manager shall credit the Joint Account when an adjustment is received from the vendor.

3.2 Material Furnished by or Transferred to the Manager or a Participant. Any Material furnished by the Manager or Participant from its stocks or transferred to the Manager or Participant shall be priced on the following basis:

    (a)   New Material. New Material transferred from the Manager or Participant shall be priced F.O.B. the nearest reputable supply store or railway receiving point, at which like Material is available, at the current replacement cost of the same kind of Material, exclusive of any available cash discounts, at the time of the transfer (herein called, "New Price").

    (b)   Used Material

        (i)   Used Material in sound and serviceable condition and suitable for reuse without reconditioning shall be priced as follows:

(A)   Used Material transferred by the Manager or a Participant shall be priced at 75% of the New Price.

(B)   Used Material transferred to the Manager or a Participant shall be priced; (i) at 75% of the New Price if such Material was originally charged to the Joint Account as new Material; or (ii) at 65% of the New Price if such Material was originally charged to the Joint Account as good Used Material at 75% of the New Price.

(ii)   Other Used Material which, after reconditioning will be further serviceable for original function as good second hand Material, or which is serviceable for original function but not substantially suitable for reconditioning shall be priced at 50% of New Price The cost of any reconditioning shall be borne by the transferee.

(iii)   All other Material, including junk, shall be priced at a value commensurate with its use or at prevailing prices. Material no longer suitable for its original purpose but usable for some other purpose shall be priced on a basis comparable with items normally used for such other purposes.

(c)   Obsolete Material. Any Material which is serviceable and usable for its original function, but its condition is not equivalent to that which would justify a price as provided above shall be priced by the Management Committee. Such price shall be set at a level which will result in a charge to the Joint Account equal to the value of the service to be rendered by such Material.

3.3   Premium Prices. Whenever Material is not readily obtainable at published or listed prices because of national emergencies, strikes or other unusual circumstances over which the Manager has no control, the Manager may charge the Joint Account for the required Material on the basis of the Manager's direct cost and expenses incurred in procuring such material and making it suitable for use. The Manager shall give written notice of the proposed charge to the Participants prior to the time when such charge is to be billed, whereupon either Participant shall have the right, by notifying the Manager within 10 days of the delivery of the notice from the Manger, to furnish at the usual receiving point all or part of its share of Material suitable for use and acceptable to the Manager.

3.4   Warranty of Material Furnished by the Manager or Participants. Neither the Manager nor any Participant warrants the Material furnished beyond the dealer's or manufacturer's warranty and no credits shall be made to the Joint Account for defective Material until adjustments are received by the Manager from the dealer, manufacturer or their respective agents.

ARTICLE 4
DISPOSAL OF MATERIAL

4.1   Disposition Generally. The Manager shall have no obligation to purchase a Participant's interest in Material. The Management Committee shall determine the disposition of major items of surplus Material, provided the Manager shall have the right to dispose of normal accumulations of junk and scrap Material either by sale or by transfer to the Participants as provided in section 4.2 hereof.

4.2   Distribution to Participants. Any Material to be distributed to the Participants shall be made in proportion to their respective Participating Interests and corresponding credits shall be made to the Joint Account on the basis provided in section 3.2 hereof.

4.3   Sales. Sales of Material to third parties shall be credited to the Joint Account as the net amount received. Any damages or claims by the Purchaser shall be charged back to the Joint Account if and when paid.

ARTICLE 5
INVENTORIES

5.1   Periodic Inventories, Notice and Representations. At reasonable intervals, inventories shall be taken by the Manager, which shall include all such Material as is ordinarily considered controllable by operators of mining properties and the expense of conducting such periodic inventories shall be charged to the Joint Account. The Manager shall give written notice to the Participants of its intent to take any inventory at least 30 days before such inventory is scheduled to take place. A Participant shall be deemed to have accepted the results of any inventory taken by the Manager if the Participant fails to be represented at such inventory.

5.2   Reconciliation and Adjustment of Inventories. Reconciliation of inventory with charges to the Joint Account shall be made and a list of overages and shortages shall be furnished to the Management Committee within 3 months after the inventory is taken. Inventory adjustments shall be made by the Manger to the Joint Account for overages and shortages, but the Manager shall be held accountable to the Venture only for shortages due to lack of reasonable diligence.

EXHIBIT C

"Net Smelter Return Royalty" for purposes of this Agreement means the amount actually received by the remaining Participant or Participants (or their respective successors and/ or assigns) (the "Owner" and the "Owners") with respect to the Properties from the sale of any ores and minerals mined and removed from the Properties and thereafter sold by or for the account of the Owner or the Owners before or after processing, smelting or refining, less but only to the extent actually incurred and borne by the Owner or the Owners, the following:

11. Sales, use, gross receipts, severance, ad valorem and other taxes, if any, however denominated, payable with respect to existence, severance, production, removal, sale or disposition of such ores and minerals, but excluding taxes on net income.

12. Charges and costs, if any, for transportation (including direct insurance costs while in transit) to places where such ores and minerals are smelted, refined and sold.

13. Charges, costs and penalties, if any, for smelting, refining and marketing, including costs of assaying and sampling.

In the event smelting or refining are carried out in facilities owned or controlled, in whole or in part, by the Owner or Owners, charges, costs and penalties with respect to such operations, including transportation, shall mean reasonable charges, costs and penalties for such operations but not in excess of the amounts that the Owner or Owners would have incurred if such operations were carried at facilities not owned or controlled by the Owner or Owners then offering comparable custom services for comparable products on prevailing terms.

The Net Smelter Return Royalty shall be paid on or before the 45th day after the last day of the fiscal quarter of the Venture between the Owners or the fiscal quarter of the Owner, as the case may be, in which the Owner or the Owners receive payment for the sale of ores and minerals.

Within 90 days after the end of each fiscal year of the Venture between the Owners or the fiscal year of the Owner, as the case may be, the Owner or Owners shall deliver to the owner of the net smelter return royalty (the "Holder") an unaudited statement of the production of gold equivalents from the Properties and royalties paid to the Holder during the year and the calculations thereof. All year-end statements shall be deemed true and correct one year after presentation unless within that period the Holder delivers notice to the Owner or Owners specifying with particularity the grounds for each exception, The Holder shall be entitled at its own sole cost and expense to an annual independent audit of the statement by its own auditors and/or an external certified public accountant, but only if the Holder delivers a demand for audit to the Owner or Owners within one year after presentation of the related year-end statement.

The Owner or Owners may commingle ores and minerals from the Properties with other ores and minerals. Before commingling, the Owner or Owners shall weigh (or calculate by volume) sample and assay, such ores and minerals in accordance with sound mining and metallurgical practices for moisture and payable content. The Owner or Owners shall keep records of such determinations for two years after the end of the applicable fiscal year in which such determinations are made.

At reasonable times and with reasonable advance notice to the Owner or Owners, the Holder may its own sole risk and expense enter the Properties to make reasonable inspections of the records necessary to substantiate the payment of the Net Smelter Return Royalty in accordance with the provisions of this Agreement.

EXHIBIT 5.2

EXHIBIT 5.2
MEMORANDUM OF AGREEMENT

MEMORANDUM OF AGREEMENT made in the City of Montreal, Province of Quebec this 5th day of December, 2003,

BY AND BETWEEN: **LES MINES McWATTERS INC./McWATTERS MINING INC.**, a corporation incorporated under the laws of the province of Quebec with its head office at 1281 7th Street, Val-d'Or, Quebec J9P 3S1, herein acting and represented by Michel Bouchard, its Interim President, duly authorized for the purposes hereof by a resolution of the "Comité sur les Investissements et de Financement", a sub-committee of the board of directors, dated November 21, 2003, a certified copy of which is attached hereto as Exhibit I

("**Vendor**");

AND: **MINES RICHMONT INC./RICHMONT MINES INC.**, a company incorporated under the laws of the province of Quebec with an office at 110 Principale Avenue, Rouyn-Noranda, Quebec J9X 4P2, herein acting and represented by one of its representatives duly authorized for the purposes hereof by a Resolution of its board of directors dated December 2, 2003, a certified copy of which is attached hereto as Exhibit II

("**Purchaser**");

WHEREAS the Vendor and the Purchaser wish to enter into this Agreement whereby the Vendor sells and assigns to the Purchaser, and the Purchaser purchases from Vendor, the Properties (as herein defined);

WHEREAS the Vendor has agreed to perform or cause to be performed certain exploration activities in respect of the Properties for an aggregate amount of Exploration Expenses (as herein defined) in the amount of $6 million before taxes;

WHEREAS in consideration for the sale of the Properties by Vendor, the Purchaser agrees to satisfy the Purchase Price (as defined herein), subject to the terms of this Agreement;

THIS AGREEMENT WITNESSES THAT, in consideration of the mutual covenants herein contained, it is agreed by and between the Parties as follows:

ARTICLE I
INTERPRETATION

1.1   **Definitions.** The following terms shall have the following meanings, respectively, unless the context otherwise requires:

(a)   "**Additional Amount**" means an amount equal to the Exploration Expenses incurred and paid by or for Vendor pursuant to Section 2.2.

(b)   "**Bargaining Certificate**" means the bargaining certificate issued December 15, 1988 as modified following the decision of Labour Commissioner, Jacques Vignola, rendered on July 2, 2002.

(c)   "**Cash Purchase Price**" has the meaning set forth in Section 3.1.

(d)   "**Collective Agreement**" means that certain collective bargaining agreement between the Vendor and "Les Métallurgistes-Unis d'Amérique, local 4796" effective from March 10, 2001 to March 9, 2006.

(e)   "**Contracts**" means the contracts and agreements listed in the attached <u>Schedule 1.1(e)</u>.

(f)   "**Deed of Transfer**" means a deed of sale between Vendor and Purchaser in respect of the mining lease comprised in the East Amphi Property, for registration purposes.

(g)   "**Deeds of Discharge**" means all deeds of discharge, mainlevées, partial reductions or other documents required to be published in the land registry and in the personal and moveable real rights registry to obtain the full and unconditional discharge of the Registered Liens.

(h)   "**East Amphi Property**" means the immoveable property comprised of one mining lease (including surface rights granted in connection therewith) and 29 mining claims located in the township of Malartic, covering a total of approximately 947.4 hectares, including all related records, documentation and samples, wherever located, buildings, fixtures and other improvements thereon, if any, as the same subsists with all its rights and appurtenances including without limitation rights of way, the whole as further described in the attached <u>Schedule 1.1(h)(A)</u>.

(i)   "**Environmental Laws**" means all currently applicable Laws relating to hazardous substances, pollution or protection of the environment, human health or safety, including Laws relating to on-site or off-site contamination, release of any hazardous substance into the environment, and applicable Laws relating to the transport of hazardous substances.

(j)   "**Environmental Permits**" means all permits, authorizations, certificates, written consents, registrations, licenses and any other written approvals or authorizations required under Environmental Laws and held by Vendor in connection with the Properties, the whole as further listed in <u>Schedule 1.1(j)</u>.

(k)   "**Equipment**" means all machinery and equipment owned by Vendor located in, on or about or normally located in, on or about the East Amphi Property.

(l)   "**Escrow Agent**" means Colby, Monet, Demers, Delage & Crevier, G.P.

(m)   "**Escrow Agreement**" means the escrow letter dated the date hereof between the Purchaser, the Vendor and the Escrow Agent in respect of the disbursement of the Cash Purchase Price.

(n)   "**Exploration Expenses**" means the expenses to be incurred by the Vendor to determine the existence, location, extent or quality of mineral resources on the Properties, including any "grassroots" exploration expense incurred in the course of prospecting, carrying out geological, geophysical or geochemical surveys, drilling by rotary, diamond, percussion or other methods or trenching, digging test pits and preliminary sampling.

(o)   "**Fourax Property**" means the immoveable property comprised of 12 mining claims located in the township of Fournière, covering a total of approximately 270.3 hectares, including all related records, documentation and samples, wherever located, rights of way, if any, the whole as further described in the attached Schedule 1.1(h)(B).

(p)   "**Laws**" means all laws, statutes, codes, ordinances, orders, decrees, rules, regulations and by-laws, whether federal, provincial, municipal or local.

(q)   "**Liens**" means (i) all hypothecs, mortgages, prior claims, pledges, privileges, liens, security interest, leases, occupation rights, encroachments and other encumbrances or rights of any nature whatsoever or however arising, and (ii) any arrangement or condition that in substance secures payment or performance of an obligation.

(r)   "**Mining Registry**" means the register maintained pursuant to the *Mining Act*, R.S.Q., c. M-13.1.

(s)   "**Net Smelter Returns**" means actual proceeds received from any mint, smelter or other buyer for the sale of gold doré, metal or concentrate produced from the Properties and sold after deducting from such proceeds the following charges to the extent that they were not deducted by the buyer in computing payment: smelting and refining charges; penalties; cost of transportation of doré, metal or concentrate from the Properties to any mint, smelter or other buyer; marketing costs, insurance of such doré, metal or concentrate, and any duties levied by Canada or by the country into which such doré, metal or concentrate are imported, if such charges or costs are deducted from the proceeds received.

(t)   "**Parties**" means Vendor and Purchaser.

(u)   "**Properties**" means, collectively, the East Amphi Property and the Fourax Property.

(v)   "**Purchase Price**" has the meaning set forth in Section 3.1.

(w)   "**Purchaser**" means Richmont Mines Inc., a company incorporated under the laws of the province of Quebec.

(x)   "**Registered Liens**" means those liens affecting the Purchased Assets listed in Schedule 1.1(x).

(y)   "**Release**" has the meaning set forth in Section 6.2.

(z)   "**Restoration Plan**" means the rehabilitation and restoration plan required pursuant to the *Mining Act* R.S.Q., c. M-13.1, and approved by the Minister of Natural Resources on September 27, 1999 for the East Amphi Property.

(aa)   "**Royalty** " means a royalty equal to two percent (2%) of the Net Smelter Returns.

(bb)   "**Taxes**" means all taxes other than taxes on income, including, without limitation, real property, land transfer, mutation, water, business, Goods and Services and Quebec Sales taxes.

(cc)   "**Third Party Royalty**" means a royalty equal to three percent (3%) of the net smelter returns on the Fourax Property as set forth in a certain agreement entered into by CSA Minerals Corp. and Oroplata Limited on the 16th day of January 1986, as amended.

(dd)   "**Transfer Form**" means the prescribed form of transfer to be executed by Purchaser and Vendor in respect of the mining claims and the mining lease comprised in the Properties, for registration at the register maintained by the Ministry of Natural Resources (Quebec).

(ee)   "**Vendor**" means McWatters Mining Inc., a corporation incorporated under the laws of the province of Quebec.

1.2   **Schedules and Exhibits.** The following is a list of the Schedules attached hereto and incorporated herein by reference:


Schedule 1.1(e)	-	Contracts
Schedule 1.1(h)	-	Properties
Schedule 1.1(j)	-	Environmental Permits
Schedule 1.1(x)	-	Registered Liens
Schedule 2.3	-	Liens registered in the Mining Registry
Schedule 3.4	-	Royalty Terms
Schedule 3.6	-	Allocation of Purchase Price
Schedule 4.1(e)	-	Disclosure.



ARTICLE II
PURCHASE AND SALE


2.1   **Purchase and Sale.** Upon and subject to the terms and conditions hereof, as of this date, Vendor hereby sells and transfers to Purchaser, and Purchaser purchases from Vendor, for the Purchase Price, all of Vendor's right, title and interest in the following assets (collectively, the "**Purchased Assets**"):

(a)   the Properties, together with all technical reports related to the Properties;

(b)   the Equipment;

(c)   the Contracts; and

(d)   the Environmental Permits, to the extent transferable.

2.2   **Undertaking relating to Exploration.** The Vendor hereby undertakes to perform or cause to be performed, in respect of the Properties, exploration activities on the Properties for an aggregate amount of $6 million in Exploration Expenses, before applicable Goods and Services and Quebec Sales Tax, during the period starting from the date hereof and ending before January 1, 2005.

2.3   **Instruments of Conveyance and Discharge.** Vendor hereby delivers to Purchaser for registration the fully executed Deed of Transfer. Vendor and Purchaser agree to execute such further bills of sale and instruments of conveyance as are necessary to permit the transfer and conveyance from Vendor to Purchaser of all right, title and interest in, to and under the other Purchased Assets (provided that Vendor shall use commercially reasonable efforts, in cooperation with and at Purchaser's request, to aid Purchaser in obtaining the transfer of the Environmental Permits to it and in establishing a new or amended Restoration Plan, if applicable).

Vendor shall use its best efforts, subject to the cooperation of the Purchaser, to obtain the complete discharge of those Liens on the Properties registered in the Mining Registry set forth in Schedule 2.3.

2.4   **Contracts.** Purchaser hereby agrees to assume, discharge, satisfy, perform and fulfill in a timely manner, strictly in accordance with their terms, all of the liabilities and obligations of Vendor under the Contracts and the Environmental Permits, to the complete discharge of the Vendor.

2.5   **Severance and Vacation Costs.** Vendor shall be liable and shall pay any and all severance costs and vacation pay indemnities in respect of its employees, up to the execution hereof.

2.6   **Workers Compensation, etc.** Vendor shall be liable and shall pay any and all (i) occupational health and safety or worker compensation, assessments, costs or fines and (ii) any and all pension plan liabilities, if any, for which it is liable up to the execution hereof, regardless of the date of imposition thereof.


ARTICLE III
PURCHASE PRICE


3.1   **Purchase Price.** The consideration for the sale and conveyance of the Purchased Assets by the Vendor is comprised of the following, in the aggregate (collectively, the "Purchase Price"):

(i)   an amount of $7 million (the "Cash Purchase Price"), to be paid as set forth in Section 3.2;

(ii)   the Additional Amount, to be satisfied as set forth in Section 3.3, in an amount not exceeding, for greater certainty, $6 million; and

(iii)   the Royalty, if applicable, to be determined and paid as set forth in Section 3.4.

3.2   **Payment of Cash Purchase Price.** Prior to the date hereof, Purchaser has remitted to the Escrow Agent, in trust, the full amount of the Cash Purchase Price, to be disbursed by the Escrow Agent subject to and conditional upon the terms of the Escrow Agreement, for and on behalf of the Purchaser. Disbursement by the Escrow Agent of the Cash Purchase Price in accordance with the terms of the Escrow Agreement shall constitute full and final satisfaction of the obligation of the Purchaser to satisfy the Cash Purchase Price.

The Escrow Agreement contemplates, *inter alia*, the payments by the Escrow Agent, upon registration of the Deed of Transfer and the Transfer Form, in each case without adverse entry, other than the Registered Liens, of certain payments to the holders of Registered Liens concurrently with delivery to the Escrow Agent of duly executed Deeds of Discharge from each such holder of Registered Lien as well as additional payments to third parties.

3.3   **Satisfaction of Additional Amount.** The Additional Amount shall be satisfied by way of the payment by Purchaser of the Exploration Expenses of Vendor actually incurred and payable by or for Vendor pursuant to Section 2.2.

3.4   **Satisfaction of Royalty.** Conditional upon exploration activities for an aggregate amount of $6 million before Goods and Services Tax and Quebec Sales Tax in Exploration Expenses being completed by or on behalf of Vendor no later than December 31st, 2004, Purchaser shall pay to Vendor the Royalty, calculated as and from the 1st ounce of gold produced from ores mined and removed from the Properties in excess of the first 300,000 ounces of gold produced from ores mined and removed from the Properties after completion of the exploration activities referred to in Section 2.2. Payments of the Royalty shall be subject to the terms and conditions set forth in Schedule 3.4.

In the event that, as a result of any claim by any person against the Purchaser, the Purchaser is required to make a payment on account of the Third Party Royalty, the Purchaser shall be entitled to reduce the amounts payable to Vendor on account of the Royalty, on a dollar for dollar basis, for each dollar paid on account of the Third Party Royalty.

3.5   **Right of Purchase of Royalty.** At any time after mining operations have commenced on one or both of the Properties, Purchaser may, by way of a written notice to Vendor, purchase from Vendor its rights and interest in the Royalty provided in Section 3.4 in consideration of the payment to Vendor of an aggregate amount of $1.5 million.

To the extent that, after any reduction of the Royalty as set forth in Section 3.4, there remain amounts paid to any person on account of the Third Party Royalty for which Purchaser is not compensated as contemplated in Section 3.4, the Purchaser shall be entitled to deduct such excess amounts from the $1.5 million which may be payable by Purchaser pursuant to the terms of this Section 3.5.

3.6   **Allocation of Purchase Price.** The Purchase Price shall be allocated among the Purchased Assets as set forth in Schedule 3.6. The allocation of the Purchase Price shall be final and binding upon the Parties for all purposes, including, without limitation, the filing of all Tax or other returns and the preparation of all financial statements and other documents and records.

3.7   **Transfer Taxes.** Purchaser shall be liable and shall pay (if any) all Taxes, registration fees or other like taxes or charges properly payable upon and in connection with the sale, assignment, conveyance and transfer of the Purchased Assets from Vendor to Purchaser hereunder.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES

4.1   **Representations and Warranties of Vendor.** Vendor represents and warrants to Purchaser as follows, and Vendor acknowledges that Purchaser is relying thereon in entering into this Agreement. Purchaser acknowledges that the representations and warranties of the Vendor in this Section 4.1 are the only representations and warranties of the Vendor in connection with the sale of the Purchased Assets, all other obligations of warranty being excluded to the fullest extent possible.

(a)   **Due Incorporation.** Vendor is duly incorporated, existing and in good standing under the laws of the province of Quebec and has all necessary corporate power and authority to own, lease and operate the Purchased Assets as and in the places where such Purchased Assets are now owned, leased or operated.

(b)   **Due Authorization.** Vendor has the necessary corporate power and authority to execute this Agreement and to perform its obligations hereunder. The execution of this Agreement by Vendor and the performance by Vendor of its obligations hereunder and thereunder has been duly authorized by all necessary action on its part. Such execution and performance by Vendor does not require any action or consent of, any registration with, or notification to, any Person, or any action or consent under any Laws to which Vendor is subject.

(c)   **Enforceability.** This Agreement constitutes a legal, valid and binding obligation of Vendor enforceable against it in accordance with its terms.

(d)   **No Conflict.** The execution of this Agreement, the consummation of the transactions contemplated herein, the performance by Vendor of its obligations hereunder do not violate, contravene or breach, or constitute a default under, the constating instruments or by-laws of Vendor or result in, or require the creation of any Lien upon any of the Purchased Assets.

(e)   **Title to Purchased Assets.** Except as disclosed in Schedule 4.1(e).

  (i)   the Properties are properly staked where necessary, are recorded and in good standing with all regulatory authorities, and all necessary licenses, permits, rights of way and rights of access have been obtained and are in good standing;

  (ii)   immediately following registration of the Deed of Transfer and Deeds of Discharge, the Purchased Assets will be free from any lien, mortgage, royalty, charge, right or other encumbrance (other than such as may be caused by Purchaser) save for the liens on the Properties set forth in Schedule 2.3 which are to be radiated pursuant to Section 2.3 as they relate to underlying obligations fully terminated;

  (iii)   the Properties are not subject to any legal proceedings or governmental investigations, and Vendor is unaware, after due investigation, of any fact or circumstance (including without limitation, any aboriginal claim or environmental circumstance) which could materially effect the value of the Properties or Vendor's ability to complete the sale of its interest in the Properties hereunder;

  (iv)   Vendor is the registered holder of a 100% interest in the mining claims and the mining lease forming part of the Purchased Assets and no person other than the Crown has any interest in such mining claims and mining lease; Vendor is the registered and beneficial owner of a 100% right, title and interest in and to the other Purchased Assets;

  (v)   Vendor has maintained and preserved in good order all rights, permits and licenses relating to the Properties; and

  (vi)   Vendor is not in default, nor are there any amounts owing or accrued, under any of the Contracts or Environmental Permits.

(f)   **Royalty Extinguished**. The 5% net profit royalty on the East Amphi Property, as described in the "Delfer Royalty Agreement" defined in the Purchase and Sale Agreement dated September 30, 1998 between Vendor, Alfer Inc. and René Amyot, has by virtue of that latter agreement been completely extinguished following its purchase by the Vendor and shall not revive in any way.

(g)   **Contracts in Good Standing**. There are no amounts owing under the Contracts by McWatters and the Contracts are valid and enforceable in accordance with their terms, subject to laws applicable to insolvency, bankruptcy and creditors' rights generally.

Notwithstanding any other provisions of this Agreement, the representations and warranties contained in the Subsections 4.1(e)(iii) and (e)(vi) above are the only and exclusive representations and warranties of Vendor with respect to environmental matters.

4.2   **Representations and Warranties of Purchaser.** Purchaser represents and warrants to Vendor as follows:

(a) **Due Incorporation.** Purchaser is duly incorporated, validly existing and in good standing under the Laws of the province of Quebec and has the necessary corporate power to own or lease its properties and to carry on its business as such business is presently conducted.

(b) **Due Authorization.** Purchaser has the necessary corporate power and authority to execute this Agreement and to perform its obligations hereunder. The execution of this Agreement by Purchaser and the performance by Purchaser of its obligations hereunder have been duly authorized by all necessary corporate action on its part. Such execution and performance by Purchaser does not require any action or consent of, any registration with, or notification to, any Person, or any action or consent under any Laws to which Purchaser is subject.

(c) **Enforceability.** This Agreement constitutes a legal, valid and binding obligation of Purchaser, enforceable against it in accordance with its terms.

(d) **No Conflict.** The execution of this Agreement, the consummation of the transactions contemplated herein, the performance by Purchaser of its obligations hereunder and the compliance by Purchaser with this Agreement do not violate, contravene or breach, or constitute a default under, the constating instruments or by-laws of Purchaser.

(e) **Collective Agreement and Bargaining Certificate.** Purchaser has received from Vendor, and has taken cognizance of, the Bargaining Certificate and the Collective Agreement. To the extent applicable, and save and except for the severance obligations in "Lettre d'Entente #5" of the Collective Agreement, and for the obligations at Sections 2.5 and 2.6, which remain the responsibility of Vendor, Purchaser agrees that it will be bound by the Bargaining Certificate and the Collective Agreement as if it were named therein and shall become a party to any proceeding relating thereto, in the place and stead of the Vendor. Subject to the foregoing, Purchaser further agrees that it will be solely responsible for any matter or difficulty arising out of the application of the Collective Agreement after execution hereof.

ARTICLE V
SURVIVAL OF REPRESENTATIONS AND WARRANTIES

5.1   **Survival of Representations and Warranties of Vendor.** The representations and warranties of Vendor contained in this Agreement or given pursuant to this Agreement shall survive the completion of the transactions contemplated by this Agreement and, notwithstanding such completion or any investigation made by or on behalf of Purchaser, shall continue in full force and effect for the benefit of Purchaser.

5.2   **Survival of Representations and Warranties of Purchaser.** The representations and warranties of Purchaser contained in this Agreement shall survive the completion of the transactions contemplated by this Agreement and, notwithstanding such completion or any investigation made by or on behalf of Vendor, shall continue in full force and effect for the benefit of Vendor.

ARTICLE VI
RESTORATION PLAN

6.1   **Assumption by Purchaser**. As of the date hereof, Purchaser agrees to assume all liabilities of the Restoration Plan in lieu of Vendor and to comply with all obligations thereunder and with all obligations imposed under the *Mining Act* R.S.Q., c. M-13.1 with respect to the Restoration Plan whether or not any such liability or obligation existed prior to this date.

6.2   **Release of Vendor**. All financial guarantees required to execute the Restoration Plan are to be assumed by Purchaser as of this date and both parties undertake to use their best efforts to obtain for Vendor from the Minister of Natural Resources complete release from the Restoration Plan obligations including any financial obligation thereunder (hereafter the "**Release**"). Should such Minister require studies or works to be performed before issuing the Release, Purchaser will be solely responsible to perform any such study or work at its own costs. For greater certainty, the assumption of liabilities by Purchaser pursuant to Section 6.1 and the indemnification obligations of Purchaser pursuant to Section 7.2(d) shall not be affected in any manner by any failure to obtain the Release.


ARTICLE VII
INDEMNIFICATION


7.1   **Indemnification by Vendor**. Vendor hereby indemnifies and holds Purchaser harmless from and against any claims, demands, actions, causes of action, judgments, damages, losses, liabilities, costs or expenses (including, without limitation, interest, penalties and reasonable attorneys, and experts, fees and disbursements), including Tax liabilities (collectively, the "**Losses**") which may be made by Purchaser or which Purchaser may suffer or incur as a result of, arising out of or relating to:

(a)   any violation, contravention or breach of any covenant, agreement or obligation of Vendor under or pursuant to this Agreement; or

(b)   any incorrectness in, or breach of, any representation or warranty made by the Vendor in Section 4.1 or the Schedules annexed hereto, whether or not Purchaser relied thereon or had knowledge thereof,

save and except as may be caused by the Purchaser.

7.2   **Indemnification by Purchaser.** Purchaser hereby indemnifies and holds Vendor harmless from and against any Losses which may be made against Vendor or which Vendor may suffer or incur as a result of, arising out of or relating to:

(a)   any violation, contravention or breach of any covenant, agreement or obligation of Purchaser under or pursuant to this Agreement; or

(b)   any incorrectness in, or breach of, any representation or warranty made by the Purchaser in Section 4.2, whether or not Vendor relied thereon or had knowledge thereof; or

(c)   any obligation or liability under or pursuant to any Contract; or

(d)   any obligation or liability of Vendor in connection with or any obligation in respect of the Properties or operations thereon under Environmental Laws (for greater certainty, including pursuant to the Restoration Plan) or Environmental Permits,

save and except as may be caused by the Vendor.

ARTICLE VIII
MISCELLANEOUS

8.1 **Notices**. Any notice, direction or other communication given under this Agreement shall be in writing and given by delivering it or sending it by facsimile or other similar form of recorded communication (other than by way of electronic mail) addressed:

(a)   to Vendor at:

McWatters Mining Inc.
1800 McGill College Avenue
Suite 2400
Montreal, Quebec
H3A 3J6

Attention: The President
Telecopier: (514) 879-1787

with a copy to:

Stikeman Elliott LLP
1155 René-Lévesque Blvd. W
Montreal, Quebec
H3B 3V2

Attention: Stephen W. Hamilton
Telecopier: (514) 397-3222

(b)   to Purchaser at:

Richmont Mines Inc.
110 avenue Principale
Rouyn-Noranda, Quebec
J9X 4P2

Attention: The President
Telecopier: (819) 797-0166

with a copy to:

Colby, Monet, Demers, Delage & Crevier
1505 McGill College Avenue
Montreal, Quebec
H3A 3M8

Attention: Campbell Stuart
Telecopier: (514) 284-1068

Any such communication shall be deemed to have been validly and effectively given (i) if personally delivered, on the date of such delivery if such date is a business day and such delivery was made prior to 4:00 p.m. (Montreal time) and otherwise on the next business day, or (ii) if transmitted by facsimile or similar means of recorded communication (other than by way of electronic mail) on the business day following the date of transmission.

8.2   **Expenses.** Each Party shall bear and pay all costs, expenses and fees (including, without limitation, legal counsel and accounting fees and disbursements) incurred by it in connection with the preparation, execution and consummation of this Agreement and the transactions contemplated hereunder.

8.3   **Counterparts.** This Agreement may be executed in one or more counterparts, each of which when so executed shall be deemed an original, and such counterparts together shall constitute one and the same instrument.

8.4   **Governing Law.** This Agreement shall be governed by and interpreted and construed in accordance with the Laws of the Province of Quebec and the laws of Canada applicable therein.

8.5   **Entire Agreement.** This Agreement, including the Schedules, constitutes the entire Agreement between the Parties pertaining to the subject matter hereof, and supersedes all prior agreements, understandings, negotiations and discussions of the Parties.

8.6   **Amendment.** No amendment to this Agreement shall be binding unless expressly provided in an instrument duly executed by the Parties.

8.7   **No Assignment.** Vendor shall not assign, convey or otherwise transfer this Agreement or any right, interest or obligation hereunder without the prior written consent of Purchaser, which may not be unreasonably withheld. Notwithstanding the foregoing, Vendor may, prior to mining operations having commenced on the Properties, sell to any third party its rights and interest in the Royalty provided in Section 3.4, subject to first providing to Purchaser the right to purchase such Royalty on terms equivalent to those offered by such third party. The Purchaser shall obtain from any successor or assignee of the Purchaser or assignee of the Properties an agreement in writing, prior to such assignment, to be bound by the obligations of Section 3.4 in lieu and place of the Purchaser.

8.8   **Language of Agreement.** The Parties acknowledge that it is their express wish that this Agreement and all related documents be prepared in English. *Les parties ont exprimé leur expresse volonté que la présente convention et tous les documents connexes soient rédigés en anglais.*

IN WITNESS WHEREOF, the Parties have executed this Agreement on the date and at the place first above mentioned.


LES MINES McWATTERS INC./
McWATTERS MINING INC.

Per: (signedMichel Bouchard)
           Name: Michel Bouchard
           Title: Interim President

MINES RICHMONT INC./
RICHMONT MINES INC.

Per: (signed Jean-Guy Rivard)
           Name: Jean-Guy Rivard
           Title: Chairman


EXHIBIT I

CERTIFIED COPY OF RESOLUTION OF VENDOR

EXHIBIT II

CERTIFIED COPY OF RESOLUTION OF PURCHASER

<u>SCHEDULE 1.1(e)</u>

CONTRACTS

- That certain contract titled "Entente (Prolongement et modification du réseau – Usage autre que domestique de durée indéterminée)" reference number 200300374 between McWatters Mining Inc. and Hydro Quebec dated April 15th, 2004.

- That certain contract titled "Contrat de location avec option d'achat" between Vendor and 9059-3500 Quebec Inc. carrying on business under the name "Modulabec" in respect of the lease of modular office structures with an option to buy, dated August 7, 2003, as amended from time to time (Reference Contract No. 23336-C).

- That certain contract titled "Contrat de location" between Vendor and Maison Marquis Inc. dated April 6, 2003 in respect of the lease of temporary structures (Reference P.O. # 000020).

SCHEDULE 1.1(h)(A)

EAST AMPHI PROPERTY

No. Titre	Rang	Lot	Canton	Excédent	Expiration	Superficie (ha)
3665043	1	29	Malartic	0.00	21/12/2004	30.20
3665044	1	30	Malartic	0.00	21/12/2004	30.20
3665053	1	31	Malartic	0.00	21/12/2004	30.20
3665201	2	16	Malartic	0.00	20/12/2004	40.00
3665202	2	17	Malartic	0.00	20/12/2004	40.00
3665211	2	18	Malartic	0.00	20/12/2004	40.00
3665212	2	19	Malartic	0.00	20/12/2004	40.00
3665221	2	20	Malartic	0.00	20/12/2004	40.00
3718281	1	14	Malartic	0.00	04/05/2005	31.20
3718282	1	13	Malartic	0.00	04/05/2005	31.20
3718293	1	15	Malartic	0.00	04/05/2005	30.80
5086943	1	12	Malartic	0.00	28/07/2005	32.00
5086944	1	11	Malartic	0.00	28/07/2005	32.00
5086945	1	10	Malartic	0.00	28/07/2005	32.00
5098746	1	9	Malartic	0.00	28/07/2005	32.00
5098747	1	8	Malartic	0.00	28/07/2005	32.00
BM848	1	17 to 22	Malartic	17 to 22	23/03/2019	119.08
P139010	1	16	Malartic	59479.78	06/06/2005	30.80
P139020	1	17	Malartic	170294.58	03/12/2005	18.93
P139030	1	18	Malartic	287946.46	03/12/2005	13.78
P139040	1	19	Malartic	1374510.73	03/12/2005	8.61
P139050	1	20	Malartic	1261479.50	03/12/2005	6.60
P139060	1	21	Malartic	965288.13	03/12/2005	9.37
P139070	1	22	Malartic	0.00	03/12/2005	12.42
P139080	1	23	Malartic	0.00	06/06/2005	30.80
P139090	1	24	Malartic	0.00	06/06/2005	30.80
P139100	1	25	Malartic	0.00	06/06/2005	30.80
P139110	1	26	Malartic	54508.01	06/06/2005	30.80
P139120	1	27	Malartic	0.00	06/06/2005	30.40
P139130	1	28	Malartic	0.00	06/06/2005	30.40
29 claims & 1 Bail Minier						947.39

SCHEDULE 1.1(h)(B)

FOURAX PROPERTY

No. Titre	Rang	Lot	Canton	Excédent	Expiration	Superficie (ha)
3351761	Bloc 15		Fourniere	0.00	17/07/2005	24.80
3351762	Bloc 16		Fourniere	58796.66	17/07/2005	21.60
3351763	Bloc 19		Fourniere	0.00	17/07/2005	20.40
3351764	Bloc 20		Fourniere	0.00	17/07/2005	22.00
3351771	10N	31	Fourniere	0.00	17/07/2005	12.90
3351772	10N	32	Fourniere	0.00	17/07/2005	20.80
3351773	10N	33	Fourniere	0.00	17/07/2005	20.90
3351774	Bloc 27	27	Fourniere	120505.79	17/07/2005	33.30
3351781	10N	34	Fourniere	139346.10	17/07/2005	20.00
3351782	10N	35	Fourniere	0.00	17/07/2005	12.50
3351783	10S	31	Fourniere	30372.96	17/07/2005	4.30
3351784	Bloc 26		Fourniere	1586809.90	17/07/2005	56.80
12 claims						270.30

SCHEDULE 1.1(j)

ENVIRONMENTAL PERMITS

Certificates of Authorization:

1. Certificat d'autorisation émis par le Ministère de l'Environnement du Québec, Direction régionale de l'Abitibi-Témiscamingue à Les Mines McWatters inc., Division Opérations Val-d'Or – Mines Sigma, N/Réf. : 7610-08-01-70034-21 080000222, Re. : Exploitation de la mine East Amphi et daté du 11 janvier 1999.

2. Certificat d'autorisation émis par le Ministère de l'Environnement du Québec, Direction régionale de l'Abitibi-Témiscamingue à Les Mines McWatters inc., N/Réf. : 7610-08-01-70034-22 200052213, Re. : Exploitation souterraine de la mine East Amphi et daté du 5 août 2003.

Restoration Plan:

1. Approbation émise par le Ministère des Ressources naturelles, Gouvernement du Québec à Mines MacWatters, Re. : Approbation du plan de restauration de la mine East Amphi, Référence : TM 99 014 017 et daté du 27 septembre 1999.

SCHEDULE 1.1(x)

REGISTERED LIENS

(i)   The hypothec on the universality of moveable and immoveable property in respect of, *inter alia*, the Purchased Assets granted in favour of Standard Bank London and National Bank of Canada; and

(ii)   the hypothec on the universality of moveable and immoveable property in respect of, *inter alia*, the Purchased Assets granted in favour of Investissement Quebec

in each case registered in the Land Registry, the Register of Personal and Moveable Real Rights and/or Mining Registry, as the case may be;

(iii)   legal hypothec in favour of J.Y. Moreau Electrique Inc. in the amount of $94,593.15;

(iv)   legal hypothec in favour of Location Dumco Inc. in the amount of $94,724.54;

(v)   legal hypothec in favour of Construction Christian Bouchard Inc. in the amount of $68,015.17.

SCHEDULE 2.3

LIENS REGISTERED IN THE MINING REGISTRY

(i)   The one and a half percent (1.5%) net smelter return in favour of 3064077 Canada Inc. registered under number 49081;

(ii)   The five percent (5%) net profit return in favour of Delfer Gold Mines Inc. registered under number 40326; and

(iv)   The two percent (2%) net smelter return in favour of Mines Vauquelin Ltée.

SCHEDULE 3.4

ROYALTY TERMS

1.   The amount of Royalty payable to the Vendor shall be calculated as at the end of each quarter and shall be paid to the Vendor on or before the last day of the next following month. Any adjustments in the payment of Royalty hereunder arising out of an audit referred to in paragraph 5 hereof shall be made and paid at that time.

2.   On or before the last day of each quarter of each year after the date of commencement of production, Purchaser shall deliver to Vendor a statement indicating in reasonable detail, as of the last day of the immediately preceding quarter, the calculation of Net Smelter Return and the aggregate Royalty payable for such quarter.

3.   Purchaser may remove up to 20,000 tons of ore from the Properties for the purpose of bulk sampling and testing, and such shall not be considered production from the Properties nor shall any Royalty be payable to Vendor with respect thereto.

4.   Purchaser agrees to maintain for the Properties up-to-date and complete records relating to the production and sale of gold doré, metal or concentrate produced from the Properties including accounts, records, statements and returns relating to treatment and smelting arrangements of same, and Vendor or its agents shall have the right at all reasonable times to inspect such records, statements and returns relating to treatment and smelting arrangements of same, and Vendor or its agents shall have the right at all reasonable times to inspect such records, statements and returns and make copies thereof at its own expense for the purpose of verifying the amount of the Royalty payments to be made by Purchaser to Vendor pursuant to this Schedule. Vendor shall have the right at its own expense to have such accounts audited by independent auditors once each year.

5.   In any year in which the Royalty is payable and upon request of Vendor, Purchaser shall have an audited financial statement certified by its auditors for each year with respect to the Royalty payable to Vendor hereunder, by the 30th day of March in the following year, and Purchaser shall forthwith deliver a copy of such statement to Vendor.

6.   All Royalty payments shall be considered final and in full satisfaction of all obligations of Purchaser making same in respect thereof if such payments or the calculation in respect thereof are not disputed by Vendor within 30 days after receipt by Vendor of the audited statement referred to in paragraph 5 hereof.

7.   Purchaser shall have the right to commingle, with ores from the Properties, ore produced from other properties provided that prior to such commingling, Purchaser shall adopt and employ reasonable practices and procedures for weighing, determining of moisture content, sampling and assaying, as well as utilize reasonably accurate recovery factors in order to determine the amounts of products derived from or attributable to ore mined and produced from the Properties. Purchaser shall maintain accurate records of the results of such sampling, weighing and analysis as pertains to ore mined and produced from the Properties.

8.   The Royalty may be payable in cash or in gold bullion, at the option of the Purchaser. The gold bullion equivalent shall be equal to the quarterly average of the London PM fixing spot price for an ounce of gold as recorded by the London Bullion Market in London, England, starting with the month in which Purchaser makes such election.

SCHEDULE 3.6

ALLOCATION OF PURCHASE PRICE

An amount of $150,000 shall be allocated to Electrical lines and connections; the balance of the Purchase Price shall be allocated to the Properties.

SCHEDULE 4.1(e)

DISCLOSURE

In 1999, a verbal notice was given by the Vendor to the Ministry of Natural Resources indicating that operations at East Amphi were ceased. No work under the Restoration Plan has been carried out to this day and no amount spent under the guarantee related to the Restoration Plan.

EXHIBIT 5.2
MANAGEMENT AGREEMENT

MEMORANDUM OF AGREEMENT made in the City of Montreal, Province of Quebec, this 5th day of December, 2003

BY AND BETWEEN: **LES MINES McWATTERS INC./McWATTERS MINING INC.**, a corporation incorporated under the laws of the province of Quebec with its head office at 1281 7th Street, Val-d'Or, Quebec J9P 3S1

("**Principal**");

AND: **MINES RICHMONT INC./RICHMONT MINES INC.**, a company incorporated under the laws of the Province of Quebec with an office at 110 Principale Avenue, Rouyn-Noranda, Quebec J9X 4P2

("**Operator**");

WHEREAS pursuant to the terms of an asset purchase agreement dated the date hereof, the Principal sold and conveyed to the Operator the Properties (as further defined herein);

WHEREAS the Principal has agreed that certain additional exploration activities are required to be conducted in connection with the Properties with a view of conducting mining operations on the Properties;

WHEREAS the Principal wishes to obtain the services of the Operator and the Operator wishes to provide its services to the Principal in connection with the continuation of the Exploration Program (as herein defined);

WHEREAS the Principal and the Operator have agreed to enter into the present Management Agreement to provide for the continuation of the Exploration Program by the Operator acting for and on behalf of the Principal, upon the terms and conditions set forth in this Management Agreement;

WHEREAS the expenses in connection with the Exploration Program, in the amount of $6 million before applicable Goods and Services and Quebec Sales Tax shall be incurred by or on behalf of, the Principal;

THIS AGREEMENT WITNESSES THAT, in consideration of the mutual covenants herein contained, it is agreed by and between the Parties as follows:

ARTICLE I
INTERPRETATION

1.1   **Definitions.** The following terms shall have the following meanings, respectively, unless the context otherwise requires:

(a)   **"Additional Amount"** means that portion of the purchase price in respect of the Properties payable pursuant to Section 3.3 of the Asset Purchase Agreement, before applicable Goods and Services Tax and Quebec Sales Tax.

(b)   "**Agreement**" means this Management Agreement, including all amendments and modifications thereof, and all schedules thereto, which are incorporated herein by this reference.

(c)   "**Asset Purchase Agreement**" means that certain Memorandum of Agreement dated the date hereof pursuant to which the Principal sold and conveyed to the Operator the Properties, a copy of which is attached hereto as Schedule 1.1(c).

(d)   "**East Amphi Property**" means the immoveable property comprised of one mining lease (including all surface rights granted in connection therewith) and 29 mining claims located in the township of Malartic, covering a total of approximately 947.4 hectares, including all buildings, fixtures and other improvements thereon, if any, as the same subsists with all its rights and appurtenances, including without limitation rights of way, the whole as further described in the attached Schedule 1.1(d)(A).

(e)   "**Environmental Laws**" means all currently applicable Laws relating to hazardous substances, pollution or protection of the environment, human health or safety, including Laws relating to on-site or off-site contamination, release of any hazardous substance into the environment, and applicable Laws relating to the transport of hazardous substances.

(f)   "**Environmental Permits**" means all permits, authorizations, certificates, written consents, registrations, licenses and any other written approvals or authorizations required under Environmental Laws in connection with the Properties.

(g)   "**Exploration Expenses**" means the expenses to be incurred in respect of the Exploration Program to determine the existence, location, extent or quality of mineral resources on the Properties, including any "grassroots" exploration expense incurred in the course of prospecting, carrying out geological, geophysical or geochemical surveys, drilling by rotary, diamond, percussion or other methods or trenching, digging test pits and preliminary sampling.

(h)   "**Exploration Program**" means the exploration activities to be conducted on the Properties including those set forth in Schedule 1.1(h).

(i)   "**Fourax Property**" means the immoveable property comprised of 12 mining claims located in the township of Fournière, covering a total of approximately 270.3 hectares, including all rights of way, concessions and surface rights, if any, the whole as further described in the attached Schedule 1.1(d)(B).

(j)   "**Laws**" shall mean all laws, statutes, codes, ordinances, orders, decrees, rules, regulations and by-laws, whether federal, provincial, municipal or local.

(k)   "**Mining**" means the mining, extracting, producing, handling, milling or other processing of Products.

(l)   "**Operator**" means Richmont Mines Inc., a company incorporated under the laws of the province of Quebec.

(m)   "**Oversight Committee**" means the committee established pursuant to Article VI.

(n)   "**Parties**" means Principal and Operator; and "Party" shall mean either one of them as the context may require.

(o)   "**Principal**" means McWatters Mining Inc., a corporation incorporated under the laws of the province of Quebec.

(p)   "**Products**" means all ores, minerals and metals produced from the Properties.

(q)   "**Properties**" means, collectively, the East Amphi Property and the Fourax Property.

(r)   "**Taxes**" means all taxes, including, without limitation, real property, land transfer, mutation, water, business, Goods and Services and Quebec Sales taxes.

1.2   **Schedules and Exhibits.** The following is a list of the Schedules attached hereto and incorporated herein by reference:

> Schedule 1.1(c)   -   Asset Purchase Agreement
> Schedule 1.1(d)   -   Properties
> Schedule 1.1(h)   -   Exploration Program

ARTICLE II
RELATIONSHIP OF PARTIES

2.1   **No Partnership, Joint Ventures, etc**. The Parties are not and shall not be deemed to be partners or joint venturers with one another and nothing herein shall be construed so as to impose any liability as such on any of them. The Parties agree that the Operator shall perform its obligations under this Agreement as an independent contractor and shall not be, and shall not be deemed to be, a trustee for any person or for the Principal in connection with the discharge by the Operator of such obligations.

ARTICLE III
OPERATOR

3.1   **Appointment**. The Principal hereby appoints "Richmont Mines Inc." as the Operator and the Operator hereby agrees to serve in such capacity, until termination of this Agreement in accordance with Section 5.2.

3.2   **Role of Operator.** The Operator shall perform or cause to be performed the Exploration Program and shall assume and discharge, acting for and on behalf of the Principal, the Exploration Expenses relating to the Exploration Program, save in the event that the Exploration Program becomes impossible otherwise than through the fault of the Operator.

3.3   **Powers and Duties of Operator**. Subject to the terms and provisions of this Agreement, the Operator shall have the following powers and duties as agent acting for and on behalf of the Principal in connection with the Exploration Program:

(a)   The Operator shall manage, direct and control all work and activities to be concluded or carried out in connection with the Exploration Program.

(b)   The Operator may assume and discharge, acting for and on behalf of the Principal, the Exploration Expenses relating to the Exploration Program.

(c)   The Operator shall purchase or otherwise acquire or itself furnish all material, supplies, equipment, water, utility and transportation services required for the Exploration Program.

(d)   The Operator shall: (i) make or arrange for all payments required by leases, licenses, permits (including Environmental Permits), contracts and other agreements related to the Properties; (ii) pay all Taxes, assessments and similar charges related to the Exploration Program and (iii) pay in due course all employees, contractors and agents hired or employed in connection with the Exploration Program.

(e)   The Operator shall: (i) apply for and use its best efforts to obtain all necessary permits (including Environmental Permits), licenses and approvals required for the Exploration Program; (ii) comply with all Laws applicable to the Properties or to the Exploration Program, including Environmental Laws and Laws relating to employment and labour matters; and (iii) prepare and file all reports or notices required pursuant to this Agreement or by Law in connection with the Exploration Program. The Operator shall not be in breach of this provision if a violation has occurred in spite of the Operator's good faith efforts to comply, and the Operator has timely cured or disposed of such violation through performance or payment of fines and penalties.

(f)   The Operator shall prosecute and defend all litigation or administrative proceedings arising out of the Exploration Program.

(g)   The Operator shall provide for such insurance as is customarily required in the mining industry to conduct activities such as those conducted in connection with the Exploration Program.

(h)   The Operator shall have the right to carry out its responsibilities hereunder through employees, agents or independent contractors and to hire employees, contractors and agents in connection with the Exploration Program. The Operator shall be solely responsible, subject to reimbursement by the Principal under Section 4.1, for the payment of all fees owing to any such agents and independent contractors and for the payment of all wages and salaries to any such employees and for the satisfaction of any obligation related to the employment of such employees (including severance obligations).

(i)   The Operator shall, in connection with the maintenance of accounting and financial records, comply with the terms of Schedule 3.4 of the Asset Purchase Agreement.

(j)   The Operator shall notify promptly the Oversight Committee of any allegations of substantial violation of Environmental Laws or any other Laws.

(k)   The Operator shall keep the Oversight Committee advised of the status of the Exploration Program by submitting in writing to the Oversight Committee (i) monthly progress reports on the exploration activities, which shall include a description of the status and progress of the Exploration Program and statements of the Exploration Expenses incurred to-date; (ii) copies of all reports and studies concerning the exploration activities, at the request of the representative of the Principal and at its expense; (iii) a detailed final report on the Exploration Program within 60 days after completion of the Exploration Program; and (iv) such other reports as the representative of the Principal may reasonably request from time to time and at the expense of the Principal. At all reasonable times, the Operator shall provide the Oversight Committee or any member of the Oversight Committee access to, and the right to inspect and copy, all maps, drill logs, core tests, reports, surveys, assays, analyses, production reports, operations, technical, accounting and financial records, and other information in connection with the Exploration Program, at the expense of the Party whose representative on the Oversight Committee requested such access or right to inspect or copy.

(l)   The Operator shall undertake all other activities reasonably necessary to ensure completion of the Exploration Program or as otherwise instructed by the Oversight Committee.

3.4   **Standard of Care**. The Operator shall conduct all Explorations in a good, workmanlike and efficient manner, in accordance with sound mining and other applicable industry standards and practices, and in accordance with the terms and provisions of leases, licenses, permits, contracts and other agreements pertaining to the East Amphi Property.

ARTICLE IV
EXPLORATION EXPENSES

4.1   **Exploration Expenses for the account of Principal.** All Exploration Expenses relating to the Exploration Program, in an aggregate amount not exceeding $6 million before applicable Goods and Services Tax and Quebec Sales Tax, shall be incurred by the Principal provided that such Exploration Expenses may be assumed and discharged in due course by the Operator acting for and on behalf of the Principal.

4.2   **Delay to Contest.** Principal shall have the right to contest any expenditures assumed or made by Operator on Principal's behalf hereunder within 60 days of notification thereof, failing which all such expenditures shall be considered final and accepted for all purposes.

ARTICLE V
TERM

5.1   **Effectiveness.** This Agreement, and the obligations of the Operator thereunder, shall be effective as and from the date of this Agreement.

5.2   **Termination**. This Agreement shall terminate, and the Oversight Committee shall be dissolved, without any formality, notice or other requirement upon Exploration Expenses in an aggregate amount of $6 million, before applicable Goods and Services Tax and Quebec Sales Tax, having been incurred in respect of the Properties pursuant hereto, or upon the Exploration Program becoming impossible otherwise than through the default of the Operator.

ARTICLE VI
OVERSIGHT COMMITTEE

6.1   **Organization and Composition**. The Principal and the Operator hereby establish an Oversight Committee having a support and consultation role to assist the Operator in the performance of the Exploration Program. The Oversight Committee shall consist of one (1) member(s) appointed by the Principal and one (1) member appointed by the Operator. Each Party may appoint one or more alternates to act in the absence of a regular member. Any alternate so acting shall be deemed a member. Appointments shall be made or changed by notice to the other Party.

6.2   **No Decisions Required**. The Operator need not seek the consent or approval of the Oversight Committee for the performance of its duties and the exercise of its powers in connection with the Exploration Program hereunder.

6.3   **Meetings**. The Oversight Committee shall hold a first meeting during the two (2) months following the date hereof and a second meeting during the third and fourth months following the date hereof; thereafter, the Oversight Committee shall hold meetings at such time and place as the Parties may determine. The Operator shall provide to the Oversight Committee, in advance of the meetings of the Oversight Committee, the information contemplated by Section 3.3(k). The Operator shall prepare minutes of all meetings and shall distribute copies of such minutes to the Parties within 5 days of any meeting. The representative of the Operator shall have a deciding, or casting, vote.

6.4   **Access to Books and Records.** The Oversight Committee, or any of its members, shall have access, and be entitled to take copy of, the books, records and registers to be maintained pursuant to Section 3.3, with all expenses related thereto to be borne by the Principal unless such have been requested by the Operator.

ARTICLE VII
BOOKS AND RECORDS; BUDGETS

7.1   **Maintenance by Operator.** The Operator shall maintain at the principal administrative offices for the East Amphi Property all operational, accounting and financial books, records and registers in connection with the Exploration Program in accordance with customary practices in the mining industry and with Section 3.3.

7.2   **Access by Principal.** The Principal shall be entitled to examine the books, records and accounts to be kept by the Operator and shall be entitled to be supplied with all information, including monthly accounts and operating statistics and other accounting and financial information relating to the Exploration Program and any mining activities at the East Amphi Property, including the right to obtain copies of any and all such books, records or information, in each case upon reasonable request and at Principal's expense.

7.3   **Budgets.** The Operator shall, within 45 days following the date hereof, provide the Oversight Committee with a schedule of the planned activities in connection with the Exploration Program and setting forth a budget of the Exploration Expenses to be incurred in connection therewith, totaling not less than $6 million. Such schedule to be prepared by the Operator shall include the following information:

(i)   a description of the nature and the scope, in reasonable details, of the exploration activities including, without limitation, their location, the nature of the services to be subcontracted, if any, and any technical or feasibility studies completed or to be completed;

(ii)   a schedule of activities and a budget of proposed Exploration Expenses, setting forth such expenses broken down by category.

ARTICLE VIII
INDEMNITIES

8.1   **Indemnity by Operator.** The Principal and any person who is serving or shall have served as a director, officer, employee, subcontractor, agent or mandatary of the Principal shall be indemnified and saved harmless by the Operator from and against any and all losses, claims, damages, liabilities, obligations, costs and expenses (including judgments, fines, penalties, amounts paid in settlement and counsel and accountants' fees) of whatsoever kind or nature (collectively "Claims") incurred by, borne by or asserted against the

Principal and any person who is serving or shall have served as a director, officer, employee, subcontractor, agent or mandatary of the Principal, in any way arising from or related in any manner to:

(a)   the performance by the Operator of its obligations hereunder; and

(b)   any claim by any Person (including any agent, sub-contractor, consultant or employee of the Operator) in respect of (i) payment for services rendered or wages and salaries and (ii) pursuant to Laws relating to employment or labour matters,

save as such may be caused by the fault of the Principal.

ARTICLE IX
MISCELLANEOUS

9.1   **Covenant of Operator.** The Operator shall not sell, assign, convey or otherwise transfer to any person all or any portion of its interest in the Properties during the term of this Agreement, without having first obtained from such person its agreement in writing to abide by the terms of this Agreement. The Operator hereby covenants in favour of the Principal to obtain from any such person an agreement in writing to such effect.

9.2   **Notices**. Any notice, direction or other communication given under this Agreement shall be in writing and given by delivering it or sending it by facsimile or other similar form of recorded communication (other than by way of electronic mail) addressed:

(a)   to the Principal at:

McWatters Mining Inc.
1800 McGill College Avenue
Suite 2400
Montreal, Quebec
H3A 3J6

Attention: The President
Telecopier: (514) 879-1787

with a copy to:

Stikeman Elliott LLP
1155 René-Lévesque Blvd. W
Montreal, Quebec
H3B 3V2

Attention: Stephen W. Hamilton
Telecopier: (514) 397-3222

b) to the Operator at:

Richmont Mines Inc.
110 avenue Principale
Rouyn-Noranda, Quebec
J9X 4P2

Attention: The President
Telecopier: (819) 797-0166

with a copy to:

Colby, Monet, Demers, Delage & Crevier
1505 McGill College Avenue
Montreal, Quebec
H3A 3M8

Attention: Campbell Stuart
Telecopier: (514) 284-1068

Any such communication shall be deemed to have been validly and effectively given (i) if personally delivered, on the date of such delivery if such date is a Business Day and such delivery was made prior to 4:00 p.m. (Montreal time) and otherwise on the next Business Day, or (ii) if transmitted by facsimile or similar means of recorded communication (other than by way of electronic mail) on the Business Day following the date of transmission. Any Party may change its address for service from time to time by notice given in accordance with the foregoing and any subsequent notice shall be sent to such Party at its changed address.

9.3 **Expenses.** Each Party shall bear and pay all costs, expenses and fees (including, without limitation, legal counsel and accounting fees and disbursements) incurred by it in connection with the preparation, execution and consummation of this Agreement and the transactions contemplated hereunder.

9.4 **Asset Purchase Agreement.** The Parties hereto agree that notwithstanding any dispute between the Parties relating to the legality, validity or enforceability of this Agreement which may arise, such dispute shall not affect the legality, validity or enforceability of the Asset Purchase Agreement or of any of the terms thereof.

9.5 **Counterparts.** This Agreement may be executed in one or more counterparts, each of which when so executed shall be deemed an original, and such counterparts together shall constitute one and the same instrument.

9.6 **Governing Law.** This Agreement shall be governed by and interpreted and construed in accordance with the Laws presently in force in the Province of Quebec without reference to the conflict of laws rules.

9.7 **Entire Agreement.** This Agreement, including the Schedules and Exhibits, constitutes the entire Agreement between the Parties pertaining to the subject matter hereof, and supersedes all prior agreements, understandings, negotiations and discussions of the Parties.

9.8 **Amendment.** No amendment to this Agreement shall be binding unless expressly provided in an instrument duly executed by the Parties.

9.9   **Language of Agreement.** The Parties acknowledge that it is their express wish that this Agreement and all related documents be prepared in English. *Les parties ont exprimé leur expresse volonté que la présente convention et tous les documents connexes soient rédigés en anglais.*

IN WITNESS WHEREOF, the Parties have executed this Agreement on the date and at the place first above mentioned.


LES MINES McWATTERS INC./
McWATTERS MINING INC.


Per: (signed Michel Bouchard)
           Name: Michel Bouchard
           Title: Interim President


MINES RICHMONT INC.
RICHMONT MINES INC.


Per: (signed Jean-Guy Rivard)
           Name: Jean-Guy Rivard
           Title: Chairman

SCHEDULE 1.1(c)

ASSET PURCHASE AGREEMENT

EAST AMPHI PROPERTY

No. Titre	Rang	Lot	Canton	Excédent	Expiration	Superficie (ha)
3665043	1	29	Malartic	0.00	21/12/2004	30.20
3665044	1	30	Malartic	0.00	21/12/2004	30.20
3665053	1	31	Malartic	0.00	21/12/2004	30.20
3665201	2	16	Malartic	0.00	20/12/2004	40.00
3665202	2	17	Malartic	0.00	20/12/2004	40.00
3665211	2	18	Malartic	0.00	20/12/2004	40.00
3665212	2	19	Malartic	0.00	20/12/2004	40.00
3665221	2	20	Malartic	0.00	20/12/2004	40.00
3718281	1	14	Malartic	0.00	04/05/2005	31.20
3718282	1	13	Malartic	0.00	04/05/2005	31.20
3718293	1	15	Malartic	0.00	04/05/2005	30.80
5086943	1	12	Malartic	0.00	28/07/2005	32.00
5086944	1	11	Malartic	0.00	28/07/2005	32.00
5086945	1	10	Malartic	0.00	28/07/2005	32.00
5098746	1	9	Malartic	0.00	28/07/2005	32.00
5098747	1	8	Malartic	0.00	28/07/2005	32.00
BM848	1	17 to 22	Malartic	17 to 22	23/03/2019	119.08
P139010	1	16	Malartic	59479.78	06/06/2005	30.80
P139020	1	17	Malartic	170294.58	03/12/2005	18.93
P139030	1	18	Malartic	287946.46	03/12/2005	13.78
P139040	1	19	Malartic	1374510.73	03/12/2005	8.61
P139050	1	20	Malartic	1261479.50	03/12/2005	6.60
P139060	1	21	Malartic	965288.13	03/12/2005	9.37
P139070	1	22	Malartic	0.00	03/12/2005	12.42
P139080	1	23	Malartic	0.00	06/06/2005	30.80
P139090	1	24	Malartic	0.00	06/06/2005	30.80
P139100	1	25	Malartic	0.00	06/06/2005	30.80
P139110	1	26	Malartic	54508.01	06/06/2005	30.80
P139120	1	27	Malartic	0.00	06/06/2005	30.40
P139130	1	28	Malartic	0.00	06/06/2005	30.40
29 claims & 1 Bail Minier						947.39

SCHEDULE 1.1(d)(B)

FOURAX PROPERTY

No. Titre	Rang	Lot	Canton	Excédent	Expiration	Superficie (ha)
3351761	Bloc 15		Fourniere	0.00	17/07/2005	24.80
3351762	Bloc 16		Fourniere	58796.66	17/07/2005	21.60
3351763	Bloc 19		Fourniere	0.00	17/07/2005	20.40
3351764	Bloc 20		Fourniere	0.00	17/07/2005	22.00
3351771	10N	31	Fourniere	0.00	17/07/2005	12.90
3351772	10N	32	Fourniere	0.00	17/07/2005	20.80
3351773	10N	33	Fourniere	0.00	17/07/2005	20.90
3351774	Bloc 27	27	Fourniere	120505.79	17/07/2005	33.30
3351781	10N	34	Fourniere	139346.10	17/07/2005	20.00
3351782	10N	35	Fourniere	0.00	17/07/2005	12.50
3351783	10S	31	Fourniere	30372.96	17/07/2005	4.30
3351784	Bloc 26		Fourniere	1586809.90	17/07/2005	<u>56.80</u>
12 claims						270.30

EXPLORATION PROGRAM

The Exploration Program consists of exploration activities, whether underground or above ground, to be carried out on the Properties to determine the existence, location, extent or quality of mineral resources of such Properties.

EXHIBIT 8.1

EXHIBIT 8.1

List of Subsidiaries

Country of incorporation: Canada

Date of Acquisition	Share Ownership	Subsidiaries
July 11, 1997	69%	Louvem Mines Inc.
August 19, 1993	100%	Camflo Mill Inc.

EXHIBIT 14.1

<p style="text-align:center"><u>EXHIBIT 14.1</u></p>

<p style="text-align:center">Code of Ethics</p>

1.   Purpose of the Code

The purpose of this code is to define standards applicable to the President and Chief Executive Officer, the Executive Vice President and Vice President, Finance and any other person performing similar functions (the "Financial Reporting Officers") at Richmont Mines Inc. (the "Company") in order to promote:

1.1   honest and ethical conduct;

1.2   avoidance of conflicts of interest, whether actual or apparent;

1.3   full, fair, accurate, timely and understandable disclosure in financial statements, reports and documents that the Company files with, or submits to, shareholders and securities authorities, as well as in other public communications made by the Company;

1.4   compliance with various legislations and regulations applicable to the Company;

1.5   prompt internal disclosure of any violation of this code; and

1.6   accountability for any failure to respect this code.

2.   Honest and Ethical Conduct

Financial Reporting Officers are vested with both the responsibility and authority to protect, balance and preserve the interests of all of the Company's stakeholders, including shareholders, clients, employees and suppliers. Financial Reporting Officers fulfill this responsibility by prescribing and enforcing the policies and procedures employed in the operation of the Company's financial organization and by exhibiting and promoting the highest standards of honesty and ethical conduct.

In respect of the latter, Financial Reporting Officers shall:

-    not abuse their position to obtain advantage for themselves, family members or close associate ,or demonstrate any abuse of authority;

-    refrain from engaging in conduct which would discredit and/or compromise the integrity of the Company, including neglect of duty, deceit, breach of confidence, corrupt practices and unlawful or unnecessary breaches of authority;

-    serve loyally, without self-interest and free from conflicts with other commitments including advocacy or interest groups and memberships on boards of other companies or staffs; and

-    avoid any conflict of interest with respect to their fiduciary responsibilities.

3.   Precautions, Rules and Obligations in Case of Conflicts of Interest

Generally, the Financial Reporting Officers must not place themselves in any situation of conflict of interest, whether actual or apparent, or take into consideration, in the performance of their functions, interests that are not exclusively the best interests of the Company. The following guidelines describe more precise rules in this regard. However, these rules are not exhaustive and must not be interpreted so as restrict the general rule.

Every Financial Reporting Officer must disclose, promptly and in writing to his immediate superior and to the Chairman of the Audit Committee of the Board of Directors:

3.1   any position or function that he holds as an officer, director or employee with any other companies, non-profit organizations and corporations, and other public and para-public organizations or institutions;

3.2   any business relationship he has with clients, suppliers or competitors of the Company, other than as a Financial Reporting Officer of the Company;

3.3   any relationship he has with persons working for any external auditor of the Company or any of its subsidiaries, other than relationships directly and exclusively related to the performance of the external audit mandates;

3.4   any business relationship which the companies and organizations in which he holds an interest ("Related Corporations") may have with the Company, its subsidiaries, or their clients, suppliers or competitors; whether his interest in the Related Company is direct or indirect (including through a holding company, management company, family member or associate), and whether as a shareholder, lender, creditor, debtor or investor, save that no disclosure is required in cases where the Related Corporation is a public company in which he holds no more than 5% of the outstanding shares;

3.5   all business relationships he has with the Company or its affiliates, other than as a Financial Reporting Officer of the Company;

3.6   any profit that he or a member of his family is likely to derive from a transaction concluded or planned by the Company with a third party, other than in his capacity as a shareholder of the Company;

3.7   any circumstance or event susceptible of rendering him unable to fulfill his functions in conformity with his job description and objectives, policies of the Company, applicable law and regulation, or that could materially affect the reputation or best interests of the Company; and

3.8   any circumstance, fact or event involving the Company, a director, an officer or any other person, that is likely to materially and negatively affect the reputation or best interests of the Company.

For the purpose of this code, conflict of interest means any situation in which a Financial Reporting Officer could be inclined to favour his own interests or those of a third party in a manner that is contrary or in preference to the interests of the Company. A situation of apparent conflict of interest can be just as harmful, as it is likely to spread doubt among the shareholders of the Company, the public, and even within the Company itself.

4.   Financial Records and Compliance

4.1   All financial data must be gathered, compiled and treated by the Financial Reporting Officers with rigour and integrity, in order to give a fair, true and accurate picture of the financial situation of the Company.

4.2   All reports and financial statements must be set out in a complete, fair, accurate, comprehensive and timely manner.

4.3   In the performance of their functions, the Financial Reporting Officers must comply with the laws and regulations applicable to the Company, the Generally Accepted Accounting Principles (GAAP) in Canada and the U.S., by means of financial statement note reconciliation disclosure, the rules prescribed by regulatory authorities having jurisdiction over the activities of the Company, in particular the U.S. Securities and Exchange Commission, and the policies of the Company.

5.   Procedure and Sanctions

5.1   In any case where a more specific procedure has not been established in this code or other official communication of the Company, any questions related to the application of this code must be submitted to the Chief Financial Officer of the Company or to the person appointed by him for such purpose.

5.2   A Financial Reporting Officer who has knowledge of any violation of this code must bring such violation to the attention of his/her immediate superior and, if this violation is not corrected by the immediate superior, to that person's immediate superior and so on up the hierarchy of authority to the Audit Committee, if necessary, until the issue is resolved.

5.3   Every violation of this code shall be disclosed to the Audit Committee in a timely manner.

5.4   Any Financial Reporting Officer who does not comply with this code is subject to disciplinary sanctions that could go as far as the termination of his employment.

5.5   Under no circumstances shall the action of raising questions regarding the applicable procedure for the treatment of accounting data be considered a motive for disciplinary sanctions or the termination of employment of the Financial Reporting Officer who raises such questions.

5.6   The rules set out in this code are not exhaustive and shall not be interpreted so as to limit other policies and rules applicable to the employees of the Company, including the Financial Reporting Officers, save in cases where there is a direct contradiction in which case this code shall prevail. Similarly, this code shall not be interpreted so as to impede the normal supervisory functions of Financial Reporting Officers.

6. Certificate, Review and Disclosure

6.1   Each Financial Reporting Officer shall sign a certificate undertaking to comply with this code in the form attached as Schedule A, and shall file such certificate with the Corporate Secretary of the Company, and shall thereafter execute new certificates upon material changes being made to this code.

6.2   The Audit Committee shall review and reassess the adequacy of this code annually and at other times it deems appropriate, and shall propose such changes to the Board of Directors as it deems appropriate.

6.3   All amendments to and waivers of this code shall be disclosed by the Company as required by law or regulation.

This Code of Ethics for Financial Reporting Officers was adopted by the Board of Directors of Richmont Mines Inc. on the 22th day of June, 2004.

By order of the Board of Directors
RICHMONT MINES INC.

SCHEDULE A

CERTIFICATE

I, Louis Dionne, President and Chief Executive Officer of Richmont Mines Inc., have read the Code of Ethics for Financial Reporting Officers (the "Code") and understand its terms.

I endorse the standard of conduct set out in the Code and undertake to comply with the Code.

I further agree to speak to the Chairman if I have any concerns about a possible breach of the Code.

Signature of Financial Reporting Officer   (/s/) Louis Dionne

Date: June 22, 2004

Signature of immediate superior: (/s/) Jean-Guy Rivard

Date: June 22, 2004

Name of immediate superior: Jean-Guy Rivard, Chairman

SCHEDULE A

CERTIFICATE

I, Martin Rivard, Executive Vice President of Richmont Mines Inc., have read the Code of Ethics for Financial Reporting Officers (the "Code") and understand its terms.

I endorse the standard of conduct set out in the Code and undertake to comply with the Code.

I further agree to speak to the President and Chief Executive Officer if I have any concerns about a possible breach of the Code.

Signature of Financial Reporting Officer	(/s/) Martin Rivard
Date:	June 22, 2004
Signature of immediate superior:	(/s/) Louis Dionne
Date:	June 22, 2004
Name of immediate superior:	Louis Dionne, President and CEO

SCHEDULE A

CERTIFICATE

I, Jean-Yves Laliberté, Vice President, Finance of Richmont Mines Inc., have read the Code of Ethics for Financial Reporting Officers (the "Code") and understand its terms.

I endorse the standard of conduct set out in the Code and undertake to comply with the Code.

I further agree to speak to the Executive Vice President if I have any concerns about a possible breach of the Code.

Signature of Financial Reporting Officer   (/s/) Jean-Yves Laliberté

Date: June 22, 2004

Signature of immediate superior: (/s/) Martin Rivard

Date: June 22, 2004

Name of immediate superior: Martin Rivard, Executive Vice President

EXHIBIT 31.1

EXHIBIT 31.1

CERTIFICATION

I, Louis Dionne, Chief Executive Officer and Director, certify that:

1. I have reviewed this annual report on Form 20-F of Richmont Mines Inc. (the Company);

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

4. The Company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Company and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made know to us by others within those entities, particularly during the period in which this report is being prepared;

b) evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c) disclosed in this report any change in the Company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting; and

5. The Company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company's auditors and the audit committee of Company's board of directors (or persons performing the equivalent functions);

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.

Date: June 22, 2004

(/s/) Louis Dionne
Louis Dionne
Chief Executive Officer and Director

<u>CERTIFICATION</u>

I, Jean-Yves Laliberté, Chief Financial Officer, certify that:

1. I have reviewed this annual report on Form 20-F of Richmont Mines Inc.(the Company);

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

4. The Company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Company and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made know to us by others within those entities, particularly during the period in which this report is being prepared;

b) evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c) disclosed in this report any change in the Company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting; and

5. The Company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company's auditors and the audit committee of Company's board of directors (or persons performing the equivalent functions);

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.

Date: June 22, 2004

(/s/) Jean-Yves Laliberté
Jean-Yves Laliberté
Chief Financial Officer

EXHIBIT 32.1

Certification Of Periodic Financial Report
Pursuant to Section 906
of the
Sarbanes-Oxley Act of 2002,
18 U.S.C. Section 1350

I, Louis Dionne, President and Chief Executive Officer of Richmont Mines Inc. hereby certify that the Annual Report on Form 20F for the year ended December 31, 2003 fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of Richmont Mines Inc.

Date: June 22, 2004   (/s/) Louis Dionne
                                                       Louis Dionne
                                                       President and Chief Executive Officer

Certification Of Periodic Financial Report
Pursuant to Section 906
of the
Sarbanes-Oxley Act of 2002,
18 U.S.C. Section 1350

        I, Jean-Yves Laliberté, Vice President, Finance and Chief Financial Officer of Richmont Mines Inc. hereby certify that the Annual Report on Form 20F for the year ended December 31, 2003 fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of Richmont Mines Inc.

Date: June 22, 2004   (/s/) Jean-Yves Laliberté
                               Jean-Yves Laliberté
                               Vice President, Finance and Chief Financial Officer